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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones

*CURRENT ADDRESS

PROCESSED
JUN 11 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 03871

FISCAL YEAR 12-31-07

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DAT : 6/10/08



2007

KRONES AG
File No. ~~82-3821~~ 082-03871
AA/S
12-31-07

KRONES

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Regensburg 31 March 2007

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Rupprecht	Medick
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the KRONES Aktiengesellschaft, Neutraubling, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the financial year from 1 January 2007 to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on the basis of samples within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

PROPOSAL FOR THE USE OF UNAPPROPRIATED PROFIT OF KRONES AG

After the allocation of €30,000,000 to other retained earnings, unappropriated profit of €54,500,250.53 remains.

We propose to the annual shareholders' meeting on 18 June 2008 that this amount be used as follows:

Proposal for the use of unappropriated profit	€
Dividend of €0.70 for 31,593,072 ordinary shares	22,115,150.40
Allocation to other retained earnings	32,000,000.00
Amount carried forward to new account	385,100.13

Neutraubling, 28 March 2008
KRONES AG

The Executive Board

Volker Kronseder
(Chairman)

Hans-Jürgen Thaus
(Deputy Chairman)

Rainulf Diepold

Werner Frischholz

Christoph Klenk

MEMBERS OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
until 20 June 2007

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman
since 21 June 2007

Ernst Baumann
Member of the Executive Board
of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Director of
WIRTSCHAFTS-AKADEMIE-WINZER
in Regensburg
until 20 June 2007
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
2nd authorised representative and treasurer of the IG METALL administrative office in Regensburg
since 21 June 2007
* VDO AUTOMOBILE AG

Josef Weitzer**
Chairman of the Works Council
since 21 June 2007

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG, in %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
■ MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
■ S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
■ KRONES Nordic ApS, Holte, Denmark	100.00
■ SANDER HANSEN A/S, Holte, Denmark	100.00
■ KRONES S.A.R.L., Lyon, France	100.00
■ KRONES UK LTD., Bolton, UK	100.00
■ KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KOSME Gesellschaft MBH, Sollenau, Austria	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES O.O.O., Moscow, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	100.00
■ KRONES S.R.O., Prague, Czech Republic	100.00
■ KRONES Ukraine LLC, Kiev, Ukraine	100.00
■ MAINTEC Service EOOD, Sofia, Bulgaria	51.00
■ KOSME S.R.L., Roverbella, Italy	70.00
■ MAINTEC Service GES.M.B.H, Dorf an der Pram, Austria	51.00
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hong Kong, China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Colombia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. DE C. V., Mexico City, Mexico	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Standards and interpretations not applied early

The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

- IAS 1 »Presentation of financial statements«
- IAS 23 »Borrowing costs«
- IFRS 8 »Operating segments«

These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

- IFRIC 11 »IFRS 2 – Group and treasury share transactions«
- IFRIC 12 »Service concession arrangements«
- IFRIC 13 »Customer loyalty programmes«
- IFRIC 14 »IAS 19 – The limit on a defined benefit asset, minimum funding requirements, and their interaction«

Standards and interpretations applied for the first time

- IAS 1 »Presentation of financial statements« (disclosures about capital)
- IFRS 7 »Financial instruments: disclosures«

The first-time application of these standards resulted in additional disclosures within the notes to the consolidated financial statements and the consolidated management report.

Supervisory Board compensation

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2007, the articles of association as amended by the annual shareholders' meeting on 20 June 2007 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and variable compensation that is dependent on consolidated net income. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation is based on consolidated net income per share. Each member of the Supervisory Board receives €2,000 for each €0.30 by which total consolidated net income per share exceeds €1.00.

For fiscal 2007, net income per share comes to €3.25. Thus, the variable compensation for each member of the Supervisory Board comes to €14,000.

Members of the Supervisory Board who belong to special committees within the Supervisory Board receive additional compensation of €10,000 annually as well as flat-rate reimbursement for expenses.

The total remuneration paid to members of the Supervisory Board amounted to €343k (2006: €231k) including variable portions totalling €168k (2006: €96k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.

Corporate governance

Shareholders can access the declaration of the Executive Board and the Supervisory Board pursuant to § 161 of the German Stock Corporation Act (AktG) with respect to the Corporate Governance Code in the version dated 14 June 2007 at the KRONES AG website. Any deviations from the Code are also specified there.

- EBIT, EBITDA, and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.
- In 2007, provisions of €1,341k (2006: €1,008k) were recognised for the performance incentive.
- At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.
- Pension provisions of €5,773k (2006: €5,594k) were recognised for active members of the Executive Board.

  The disclosure of the total compensation made to each board member by name as recommended under Item 4.2.4 of the German Corporate Governance Code and under § 285 (1) No. 9a Sentences 5–9 and § 314 (1) No. 6a Sentences 5–9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.

  Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.

  On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.
- For former members of the Executive Board and their surviving dependents, payments amounting to €656k (2006: €651k) were made and pension provisions of €672k (2006: €669k) were recognised.

Executive Board compensation

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the Executive Boards of listed stock corporations contain the following compensation elements:

- fixed elements
- variable elements that are payable annually and based on business performance
- variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2007, the direct fixed remuneration of the five active members of the Executive Board was €2,250k (2006: €2,030k). This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €85k (2006: €78k).

- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. In 2007, the variable compensation amounted to €2,230k (2006: €1,460k).

- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements at its meeting on 17 March 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG. Board members serving for less than ten years are not entitled to the performance incentive.

- The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.

Other disclosures

- **Group audit fees**

The expenses for the group audit and the audit of the parent company totalled €357k in 2007 (previous year: €340k). In addition, expenses for tax consultancy services totalling €58k were incurred (previous year: €53k). The expense for the audit of the German subsidiaries was €30k (previous year: €15k).

- **Events after the balance sheet date**

Material events after the balance sheet date either did not occur or are presented in the consolidated management report.

- **Related party disclosures**

Within the meaning of IAS 24 »Related party disclosures,« the members of the Supervisory Board and of the Executive Board of KRONES AG and the companies of the KRONES GROUP, including unconsolidated subsidiaries, are deemed related parties.

- Purchases and sales between the related companies are transacted at prices customary on the market (»at arm's length«). Sales to related companies amounted to €39,641k in 2007 (previous year: €32,472). Trade and other payment transactions resulted in assets of €5,248k (previous year: €764k).

A brief look back at 2007 confirms that KRONES is on the right track. Sales and profits increased for the eighth straight year. At €2,156m, revenues were up 12.8% on the previous year. After-tax earnings rose an impressive 31.4% to €101.8m. In 2007 we benefited from an extraordinarily strong business trend in the sector as well as from our position as the only full-service supplier for our market worldwide. We also cemented and expanded our customer base with innovations and even better services.

KRONES has added a chapter to its growth story, increasing sales and earnings for the eighth straight year.

I am especially pleased that our joint efforts to improve efficiency are bearing fruit. At 7.1%, our 2007 ebt margin – that is, the ratio of earnings before taxes to sales – is not only far improved from 5.7% in 2006 but also solidly within our margin target. We will continue to invest more than average in state-of-the-art production systems and information technology in order to further improve internal processes and boost our cost-effectiveness.

At the same time, KRONES will continue to invest heavily in research and development in order to secure and extend our technology lead. We are also ramping up our profitable service business. Process engineering and internal logistics are another major focus of our growth strategy (see pages 8 to 11). Initial successes in the past fiscal year validate our efforts and recommend further investment in these segments.

KRONES' focus is not on short-term profit targets. Our strategy is geared toward long-term success.

Of course, profit and return on investment play an important role in all of our strategic considerations. But they are not our only concern. Pursuing a balanced business policy that takes into consideration not only shareholder interests but also the interests of our customers and employees has been and continues to be important to us. This is one more thing that sets us apart from many other listed companies. We recognise that our workforce of nearly 9,600 employees worldwide is the very foundation on which KRONES' success is built. That is why I would like to take this opportunity to thank the entire KRONES team for their great dedication and hard work.

I would also like to thank our business partners – it has been a pleasure working with you this year – and, last but not least, our shareholders, for whom we plan to increase our dividend more than 30% to €0.70 per share in 2007. This will be the ninth dividend increase in a row, further proof that KRONES is on the right track for a long and prosperous future.

Yours truly,

Volker Kronseder

To our shareholders



»KRONES will continue to make Germany its primary business location and invest in Germany.«

Volker Kronseder
Chairman of the Executive Board

Dear shareholders and friends of KRONES,

For several years now, KRONES has pursued a different path than its peers in the German machinery sector. We firmly believe that, even in the age of globalisation, Germany is the only right location for producing machines and lines of the best quality and technology. Without doubt, there is plenty of potential for making Germany a more attractive place to do business. But for us, on the whole, the benefits far outweigh any drawbacks. First and foremost, the wealth of qualified, motivated employees speaks well for production in Germany. An industry survey confirms this, showing that Germany's machinery and industrial equipment manufacturers have mastered far more complex processes than most of their competitors worldwide. We invested around €77m in property, plant and equipment in 2007 to expand our domestic production and secure its future for the long term.

But KRONES' commitment to Germany as a business location does not mean that we are neglecting the varied needs of our customers worldwide. On the contrary, KRONES also provides local service to its customers around the globe. However, we offer only those services locally that yield added value for the customer, such as reliable, 24/7 repairs and maintenance. In order to further expand these offerings, we are establishing service bases, which we call Lifecycle Service Centres, in major sales regions. Such Centres are already up and running in Taicang, China; Franklin, Wisconsin, USA; Sao Paulo, Brazil; and Neutraubling, Germany. We will open three more Centres in 2008.

KRONES GROUP ANNUAL REPORT 2007

Krones has been growing steadily for many years. Our success is built on products that offer customers added value. Krones machines and lines operate faster and more reliably than comparable products from our competitors and they do so using less resources. That's what makes us the leader in our market.

We sell our machines, systems, and services around the globe. More than four fifths of consolidated revenues are generated outside our home market of Germany. Krones is, without doubt, a global player.

But at the same time, Krones' roots are firmly planted in Germany. In production, we utilize the advantages Germany offers to consistently maintain the highest possible levels of quality and innovation. At the same time, we are strengthening our international position through the targeted expansion of our global service network. We firmly believe that this strategy will enable us to achieve our ambitious goals for growth well into the future.

Facts

[illegible]

Machines and lines for product filling and decoration

Systems engineering
Labelling technology
Inspection technology
Filling technology
Cleaning technology
Plastics technology
Packing and palletising technology
Conveyor technology

Machines and lines for beverage production/ process technology

Brewhouse and filtration technology
Information technology
Internal logistics
Product treatment technology

Machines and lines for the low output range (KOSME)

Labelling technology
Filling technology
Plastics technology
Packing and palletising technology
Conveyor technology

Figures

		2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS	2004 HGB	2003 HGB
Sales							
Sales revenues	in € m	2,156	1,911	1,695	1,514	1,524	1,435
Germany	in € m	347	289	229	279	282	287
Rest of world	in € m	1,809	1,622	1,466	1,235	1,242	1,148
Export share	in %	84	85	87	82	82	80
Earnings							
Earnings before taxes	in € m	154	110	91	100	96	111
Net income	in € m	102	78	63	62	62	60
Earnings per share	in €	3.25	2.45**	2.00**	1.95**	1.96**	1.91**
Asset and capital structure							
Non-current assets	in € m	475	430	403	382	290	306
of which property, plant and equipment, intangible assets, and financial assets	in € m	422	374	357	335	268	272
Current assets	in € m	1,209	1,042	880	828	704	564
of which cash and equivalents	in € m	54	58	57	75	75	56
Equity	in € m	708	629	572	526	483	435
Total debt	in € m	976	843	711	684	511	435
Non-current liabilities	in € m	155	147	155	151	–	–
Current liabilities	in € m	821	696	556	533	–	–
Total	in € m	1,684	1,472	1,283	1,210	994	870
Cash flow/capital expenditures							
Cash flow	in € m	149	127	110	107	101	100
Capital expenditures	in € m	98	78	78	60	41	52
Depreciation, amortisation, and write-downs	in € m	48	50	47	45	42	40
Net cash position (cash and cash equivalents less debt)	in € m	53	57	52	74	74	50
Profitability ratios							
ROS	in %	7.1	5.7	5.4	6.6	6.3	7.8
Return on equity before taxes	in %	23.0	18.3	16.6	19.9	20.9	26.4
ROCE	in %	20.2	16.1	14.7	18.0	18.7	22.5
Employees (at 31 Dec)		9,588	9,165	9,029	8,897	8,897	8,690
Germany		7,857	7,531	7,409	7,345	7,345	7,258
Rest of world		1,731	1,634	1,620	1,552	1,552	1,432
Dividend							
Dividend per ordinary share	in €	0.70*	0.53**	0.47**	0.43**	0.43**	0.37**
Dividend per preference share	in €	–	–	–	–	–	0.40**

*As per proposal for appropriation of profit **Adjusted for share split

CONSOLIDATED FINANCIAL STATEMENTS FOR 2007

Consolidated balance sheet – assets		31 Dec 2007		31 Dec 2006	
	Notes	in € k	in € k	in € k	in € k
Intangible assets	2	58,444		53,619	
Property, plant and equipment	3	349,168		305,513	
Financial assets	4	14,497		15,025	
Property, plant and equipment, intangible assets, and financial assets	1	**422,109**		**374,157**	
Deferred tax assets	8	6,993		5,813	
Trade receivables	6	28,189		33,958	
Non-current tax receivables	8	15,563		14,876	
Other assets	6	2,337		884	
Non-current assets			**475,191**		**429,688**
Inventories	5	505,451		387,094	
Trade receivables	6	583,681		540,914	
Current tax receivables	8	4,338		1,981	
Other assets	6	61,628		54,915	
Cash and cash equivalents	7	53,750		57,727	
Current assets			**1,208,848**		**1,042,631**
Total assets			**1,684,039**		**1,472,319**

Consolidated balance sheet – equity and liabilities		31 Dec 2007		31 Dec 2006	
	Notes	in € k	in € k	in € k	in € k
Capital stock	9	40,000		25,922	
Capital reserves	10	103,703		103,703	
Retained earnings	11	403,562		361,953	
Other reserves	12	693		826	
Group profit		158,402		132,732	
Minority interests	13	1,610		2,578	
Equity	9		**707,970**		**628,714**
Provisions for pensions	14	75,185		70,772	
Deferred tax liabilities	8	10,865		8,661	
Other provisions	15	43,686		45,168	
Liabilities to banks	16	730		810	
Trade payables	16	67		399	
Other financial liabilities	16	15,875		12,758	
Other liabilities	16	8,193		9,014	
Non-current liabilities			**154,601**		**147,582**
Other provisions	15	110,543		92,330	
Provisions for taxes	15	25,238		30,708	
Liabilities to banks	16	80		77	
Advance payments received	16	285,996		190,223	
Trade payables	16	161,216		154,201	
Current tax liabilities	8	574		2,661	
Other financial liabilities	16	43,135		25,938	
Other liabilities and accruals	16	194,686		199,885	
Current liabilities			**821,468**		**696,023**
Total equity and liabilities			**1,684,039**		**1,472,319**

Consolidated income statement		2007		2006	
	Notes	in € k	in € k	in € k	in € k
Sales revenues	20	2,155,953		1,910,814	
Increase of inventory of finished goods and work in progress		77,916		45,577	
Other own work capitalised	21	20,144		14,046	
Other operating income	22	77,058	2,331,071	54,665	2,025,102
Goods and services purchased	23				
Expenses for materials, supplies, and purchased goods		-986,490		-847,389	
Expenses for services purchased		-199,620	-1,186,110	-155,917	-1,003,306
Personnel expenses	24				
Wages and salaries		-500,581		-467,042	
Social security contributions and expenses for pension plans and benefits		-98,947	-599,528	-96,290	-563,332
Depreciation and amortisation of intangible assets and property, plant and equipment			-47,583		-49,846
Other operating expenses	25		-347,686		-300,617
EBIT			150,164		108,001
Investment income	26	1,318		1,125	
Income from other securities and loans classified as financial assets	26	7		20	
Other interest and similar income	26	10,102		6,446	
Write-downs on financial assets	26	0		-4	
Interest and similar expenses	26	-8,024		-5,952	
			3,403		1,635
Earnings before taxes			153,567		109,636
Taxes on income	27		-51,801		-32,099
Net income			101,766		77,537
Profit (loss) share of minority interests		-968		226	
Profit (loss) share of shareholders of KRONES GROUP			102,734		77,311
Earnings per share (diluted/basic) in €	28		3.25		2.45*

*Adjusted for share split

Consolidated cash flow statement	Notes	2007 in €k	2006 in €k
Earnings before taxes		153,567	109,636
Depreciation and amortisation (reversals)		47,583	49,846
Increase (decrease) in provisions		24,039	59,033
Deferred tax item changes recognised in income		737	3,448
Interest expenses and interest income		-2,078	-494
Proceeds and losses from the disposal of non-current assets		63	-1,734
Other non-cash income and expenses		-1,753	3,271
Increase in trade receivables and other assets not attributable to investing or financing activities		-51,210	-122,528
Increase in inventories		-120,438	-63,327
Increase in trade payables and other liabilities not attributable to investing or financing activities		118,825	68,209
Cash generated from operating activities		**169,335**	**105,360**
Interest paid		-7,807	-4,466
Income taxes paid and refunds received		-57,277	-14,002
Cash flow from operating activities		**104,251**	**86,892**
Cash payments to acquire intangible assets		-20,323	-17,319
Proceeds from the disposal of intangible assets		27	88
Cash payments to acquire property, plant and equipment		-77,150	-60,423
Proceeds from the disposal of property, plant and equipment		200	10,865
Cash payments to acquire financial assets		-58	-4
Proceeds from the disposal of financial assets		0	165
Cash payments to acquire shares in associated enterprises		-468	-3,511
Interest received		8,281	4,860
Dividends received		1,318	1,125
Cash flow from investing activities		**-88,173**	**-64,154**
Cash payments to company owners		-16,850	-14,743
Cash payments to service debt		-77	-3,916
Cash payments to pay lease liabilities		-1,747	-436
Proceeds from issuing of minority interest shares		50	146
Cash flow from financing activities		**-18,624**	**-18,949**
Net change in cash and cash equivalents		-2,546	3,789
Changes in cash and cash equivalents arising from exchange rates		-1,431	-2,563
Cash and cash equivalents at the beginning of the period		**57,727**	**56,501**
Cash and cash equivalents at end of the period	7	**53,750**	**57,727**

Consolidated statement of changes in equity

	Parent company						
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity
	€k	€k	€k	€k	€k	€k	€k
	Notes 9	Notes 10	Notes 11		Notes 12		
At 1 January 2006	**26,922**	**103,703**	**330,141**	**4,082**	**-1,250**	**105,027**	**568,625**
Dividend payment (€1.40 per share)						-14,743	-14,743
Consolidated net income 2006						77,311	77,311
Allocation to retained earnings			34,863			- 34,863	0
Currency differences				-4,724			-4,724
Changes in the consolidated group			-2,409				-2,409
Hedge accounting					2,076		2,076
At 31 December 2006	**26,922**	**103,703**	**362,595**	**-642**	**826**	**132,732**	**626,136**
Dividend payment (€1.60 per share)						-16,850	-16,850
Consolidated net income 2007						102,734	102,734
Capital increase	13,078		-13,078				0
Allocation to retained earnings			60,214			-60,214	0
Currency differences				-5,059			-5,059
Changes in the consolidated group			-468				-468
Hedge accounting					-133		-133
At 31 December 2007	**40,000**	**103,703**	**409,263**	**-5,701**	**693**	**158,402**	**706,360**

Minority interests	Group equity
Equity	
€k	€k
Notes 13	
3,308	571,993
	-14,743
226	77,537
	0
	-4,724
-956	-3,365
0	2,076
2,578	628,714
	-16,850
-968	101,766
	0
	0
	-5,059
	-468
0	-133
1,610	707,970

Strong global economic growth

The global economy grew for the fifth consecutive year in 2007.

The global economy had to wrestle with several adversities in 2007. The price of oil rose more than 60% to around $96 per barrel last year. In the summer, a massive wave of defaults on the US mortgage market triggered turmoil on the international financial markets. It also had a negative impact on the real economy and slowed growth worldwide at the end of the year. Nevertheless, the global economy grew 4.9% in 2007, for its fifth consecutive growth year.

Because of its homemade credit crunch, the US still faces the biggest economic risks. This was already becoming apparent in 2007, when growth slowed to 2.2% from 2.9% in 2006. At 2.1%, Japan's GDP growth was slower than in 2006.

In the euro area, GDP growth for 2007 was 2.7%, similar to 2006 (2.8%). Alongside increased capital spending, rising private consumption contributed to growth in all euro area countries but Germany.

Although the Chinese government has been trying to check the country's rapid growth with stricter interest rate policies for some time, China's GDP expanded at a double-digit rate (11.4%) for the fifth year in succession in 2007. China is now the world's third-largest economy. Other emerging economies in Asia ran at full stretch last year. For instance, India's GDP grew 9%.

With 8% GDP growth, Russia maintained its fast pace of previous years. The economies of Latin America continued to recover. The region's GDP was up 6.2% in 2007.

Germany's GDP up 2.5%

Although Germany's economy lost momentum in 2007, GDP growth, at 2.5%, was still higher than had been expected at the start of the year. The euro's sharp rise against other currencies and the considerable increase in Germany's value-added tax slowed the upward trend only slightly. Strong demand from abroad, which reflects the strength of the global economy, was once again the main engine driving economic growth in Germany. Exports accounted for more than half (1.4 percentage points) of total GDP growth in 2007. Capital spending on equipment and construction also increased considerably.

Private consumption, the biggest component of GDP accounting for just less than 60%, developed very poorly in 2007. It was down 0.3% compared with 2006. Rising energy and food prices curtailed German consumers' purchasing power and, consequently, their propensity to consume.

Notes to the consolidated balance sheet

1 Property, plant and equipment, intangible assets, and financial assets

With respect to changes in the items presented under property, plant and equipment, intangible assets, and financial assets, please refer to the consolidated statement of changes in non-current assets (pp. 12–15).

2 Intangible assets

The addition under intellectual property rights and licenses primarily relates to computer software licenses.

The capitalised development costs relate to new machinery projects of KRONES AG and SANDER HANSEN AS and of the KOSME GROUP. The development costs capitalised in 2007 amount to €14,638k (previous year: €9,462k). In addition, a total of €91,849k was spent on research and development in 2007 (previous year: €89,497k). In the reporting period, an impairment of €360k was recognised on development costs capitalised (previous year: €0k)

3 Property, plant and equipment

As in the previous year, no impairments or impairment reversals pursuant to IAS 36 were necessary in 2007.

In 2007, the carrying amounts for property, plant and equipment included grants of €461k (previous year: €551k). Of the grants, €50k (previous year: €49k) were recognised in profit and loss by way of a reduced depreciation charge in 2007.

For the property, plant and equipment reported, there were no restrictions on title or right of disposal.

Property, plant and equipment includes leased assets amounting to €16,479k (previous year: €16,680k), which are to be attributed as the economic property of the relevant group company due to the provisions of the underlying lease (finance lease).

The carrying amounts of the capitalised leased assets are as follows:

in € k	31 Dec 2007	31 Dec 2006
Land and buildings, including buildings on third-party land	14,750	15,245
Technical equipment and machines	1,042	830
Other equipment, furniture and fixtures, and office equipment	687	605
Total	16,479	16,680

There were no additions under IFRS 3 or IFRS 5 during the reporting period.

4 Financial assets

Financial assets, which amount to €14,497k (previous year: €15,025k), relate substantially to shares in associated enterprises and other lendings. The carrying amounts on the balance sheet correspond to the fair values.

5 Inventories

The inventories of the KRONES GROUP are composed as follows:

in € k	31 Dec 2007	31 Dec 2006
Materials and supplies	152,087	136,123
Work in progress	179,944	121,833
Finished goods	136,172	112,254
Goods purchased for sale	31,546	13,866
Miscellaneous	5,702	3,018
Total	505,451	387,094

Inventories are recognised at the lower of cost or fair value less selling expenses. Construction contracts in progress at the balance sheet date do not have gross amounts due to customers (liability) or gross amounts due from customers (asset) since recognition is done using the percentage of completion method.

Impairments of €6,697k on inventories were recognised as expenses in 2007 (2006: €10,042k) and are based substantially on customary net realisable values and obsolescence allowances. The amount of impairment reversals recognised in profit and loss due to improved market conditions was insignificant. The carrying amount of the inventories recognised at fair value less selling expenses totalled €13,846k in 2007.

6 Receivables and other assets

Receivables and other assets break down as follows:

in € k	31 Dec 2007	31 Dec 2006
Trade receivables	611,870	574,872
(of which amounts are due in 12 months or later)	28,189	33,958
Other assets	63,965	55,799
(of which amounts are due in 12 months or later)	2,337	884

Existing individual risks were accounted for through direct deductions amounting to €1,753k. For receivables from customers, the amounts recognised on the balance sheet correspond to the fair values.

The allowance account developed as follows:

At 1 January 2007	31,250
Additions to impairments	11,596
Reversals of impairments	13,208
At 31 December 2007	29,638

The other assets include primarily advance payments made (€19,811k; 2006: €25,971k), tax receivables (€27,406k; 2006: €17,627k), prepaid expenses (€5,874k; 2006: €4,004k), and creditors with debit balances (€2,275k; 2006: €1,192k).

The derivative financial instruments measured at fair value, which were entered into for future payment receipts and meet the conditions for hedge accounting or which were entered into as freestanding hedge transactions, amounted to €3,074k in 2007 (2006: €1,992k).

7 Cash and cash equivalents

Apart from cash on hand amounting to €61k (2006: €238k), cash and cash equivalents, which amount to €53,750k (2006: €57,727k), consist primarily of bank balances. Changes in cash and cash equivalents under IAS 7 »Cash flow statements« are presented in the cash flow statement on p. 7.

8 Taxes on income

Current tax receivables and liabilities consist exclusively of income taxes pursuant to IAS 12. Taxes on income can be broken down as follows:

In € k	31 Dec 2007	31 Dec 2006
Deferred taxes	737	3,448
Current taxes	51,064	28,651
Total	51,801	32,099

The deferred tax items are computed on the basis of the national income tax rates that apply or are expected due to the current legal situation in the individual countries at the time of realisation. In Germany, a corporate income tax rate of 25.0% plus a solidarity surcharge of 5.5% and a local business tax rate (Gewerbesteuerhebesatz) for KRONES AG that averages 327% apply. Thus, the total income tax rate for the companies in Germany is 36.7%. Abroad, the tax rates are in the 22.5% to 42.0% range. The 2008 corporate income tax reform will lower the corporate income tax rate from 25% to 15%. Thus, the total income tax rate for KRONES AG will drop from 36.7% to 27.2%. The 27.2% rate was used to calculate deferred taxes.

The deferred tax assets and liabilities at 31 December 2007 break down by balance sheet items as follows:

in € k	Deferred tax assets		Deferred tax liabilities	
	31 Dec 2007	31 Dec 2006	31 Dec 2007	31 Dec 2006
Intangible assets	506	266	12,400	14,725
Property, plant and equipment	7	33	13,048	14,999
Financial assets	0	0	9	9
Other non-current assets	718	0	84	0
Inventories	4,245	4,928	852	110
Other current assets	2,488	20,505	1,435	47
Tax loss carryforwards	770	19	0	0
Non-current provisions	9,777	14,040	0	0
Other non-current liabilities	3,643	4,686	399	986
Current provisions	4,767	4,148	0	16,354
Other current liabilities	1,204	995	511	890
Cash flow hedging	0	0	878	1,198
Consolidation	0	0	2,371	3,150
Subtotal	**28,125**	**49,620**	**31,997**	**52,468**
Offsetting	-21,132	-43,807	-21,132	-43,807
Total	**6,993**	**5,813**	**10,865**	**8,661**

The deferred tax assets and liabilities recognised directly in equity amounted to €928k at the reporting date (previous year: €1,053k). The deferred tax items recognised on loss carryforwards relate to KOSME S.R.L. Italy. These loss carryforwards can be carried forward indefinitely. According to our earnings planning, positive tax results can be expected in the future. Deferred tax items were not recognised on tax loss carryforwards of €8,990k, which expire in six years on average.

The income tax expense of €51,801k reported in 2007 is €4,559k lower than the expected income tax expense that would theoretically result from application of the domestic tax rate of 36.7% at the group level. The difference can be attributed to the following:

in € k	31 Dec 2007	31 Dec 2006
Tax rate for the parent company KRONES AG	36.7%	36.7%
Expected (theoretical) income tax expense	56,359	40,236
Adjustments due to different tax rates	-1,379	-1,631
Adjustments due to tax rate changes	-2,552	758
Reduction of corporate income tax due to profit distribution	0	-1,516
Reductions in tax due to tax-free earnings	-4,323	-1,314
Tax loss carryforwards	-92	-90
Increases in tax expense due to non-deductible expenses	5,139	2,464
Tax income (-) / tax expense (+) for previous years	310	-7,786
Tax income (-) / tax expense (+) arising from audits	33	-271
Other	-1,694	1,249
Taxes on income	**51,801**	**32,099**

The difference between reductions in taxes and increases in taxes for 2007 yields reductions in taxes, which are primarily attributable to tax-free earnings and to the fact that the 27.2% tax rate that applies from 2008 onward was used to calculate deferred taxes whereas the actual average tax rate for KRONES AG in 2007 was still 36.7%.

9 Equity

KRONES AG's capital stock amounted to €40,000,000.00 at 31 December 2007 (previous year: €26,922,135.36). It is divided into 31,593,072 ordinary bearer shares (previous year: 10,531,024) with a par value of €1.27 per share (previous year: €2.56).

By resolution of the annual shareholders' meeting on 20 June 2007, the capital stock was increased by €13,077,864.64 to €40,000,000.00. The capital increase was funded from the company's own financial resources, namely from the conversion of other retained earnings reported on the balance sheet for the period ended 31 December 2006, without the issuance of new shares.

By resolution of the annual shareholders' meeting on 20 June 2007, each of the ordinary bearer shares was split into 3 shares. Thus, for each ordinary share there are now three ordinary shares.

By resolution of the annual shareholders' meeting of 20 June 2007, a stock of authorised capital was established. With this authorised capital, the Executive Board may, with approval of the Supervisory Board, increase the share capital by a total of up to €10,000,000.00 through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2012. Shareholders must be granted subscription rights to these shares.

The annual shareholders' meeting on 20 June 2007 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 19 December 2008, in compliance with § 71 (2) of the German Stock Corporation Act. The lowest transaction value at which each treasury share can be acquired shall be the mean of the single price quotations for the share on the Frankfurt Stock Exchange over the last five trading days prior to the Executive Board's decision to purchase, minus 10%. The highest transaction value shall be this mean value plus 10%.

The annual shareholders' meeting on 20 June 2007 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG acquired on the basis of the above authorisation without a further resolution by the annual shareholders' meeting. This authorisation can be exercised either in whole or in part.

Changes in equity that are not recognised in profit or loss totalled –€5,660k in 2007 (previous year: –€6,013k) and consisted of changes in currency differences, changes to the consolidated group, and hedge accounting. The sum of changes in equity that are not recognised in profit or loss and those that are recognised in profit or loss, was €96,106k (previous year: €71,524k).

Disclosures about capital management

A strong equity position is an important prerequisite for ensuring KRONES' long-term survival. To achieve this, KRONES regularly monitors and manages its capital on the basis of the equity ratio, return on capital employed (ROCE), and return on equity (ROE).

10 Capital reserves

The capital reserves are unchanged at €103,703k and do not include any additional capital contributions under § 272 (2) No. 4 of the German Commercial Code (HGB).

11 Retained earnings

The legal reserve remains unchanged from 2006 at €51k.

The other retained earnings include the recognition of negative goodwill from acquisition accounting for subsidiaries consolidated before 1 January 2004 and adjustments made directly in equity at 1 January 2004 as part of the first-time application of IFRSs.

Apart from the currency translations of financial statements of foreign subsidiaries that are recognised directly in equity, currency differences recognised under retained earnings also include exchange differences resulting from the translation of equity using historical exchange rates.

12 Other reserves

The other reserves include the effects from the recognition in equity of financial instruments measured after taxes.

Changes in the reserve for cash flow hedges presented under other reserves and the reserve for the fair value of securities were as follows:

in € k	Reserve for cash flow hedges	Reserve for the fair value of securities	Total
At 1 January 2006	-1,256	6	-1,250
Measurement change recognised in equity	2,238	-4	2,234
Amount transferred to the income statement	996		996
Tax on items taken directly to or transferred from equity	-1,332	0	-1,332
Currency difference	178		178
At 31 December 2006	**824**	**2**	**826**
Measurement change recognised in equity	-127	-7	-134
Amount transferred to the income statement	-91		-91
Tax on items taken directly to or transferred from equity	142	1	143
Currency difference	-51		-51
At 31 December 2007	**697**	**-4**	**693**

13 Minority interests

The item in the consolidated balance sheet for minority interests includes third-party shares in the capital and earnings of KOSME S.R.L., Roverbella, Italy, and MAINTEC GMBH, Collenberg/Main, Germany.

A detailed overview of the composition of and changes to the individual equity components for the KRONES GROUP in 2007 and 2006 is presented in the statement of changes in equity on pp. 8–9.

14 Provisions for pensions

The provisions for pensions have been recognised for obligations relating to vested benefits and current benefit payments to eligible active and former employees of the companies of the KRONES GROUP and their surviving dependents. Various forms of provisioning for retirement exist depending on the legal, economic, and tax circumstances of the relevant country and are generally based on the employees' remuneration and years of service.

Company pension plans are generally either defined contribution plans or defined benefit plans.

In defined contribution plans, the company does not assume any obligations beyond establishing contribution payments to special purpose funds. Contributions are recognised as personnel expense in the year in which they are paid.

In defined benefit plans, the company undertakes an obligation to render the benefits promised to active and former employees, whereby a distinction is made between systems that are financed by provisions and those financed through pension funds. The amount of the pension obligations (»defined benefit obligation«) has been computed in accordance with actuarial methods. Apart from the assumptions regarding life expectancy, the following factors were also taken into account in the actuarial calculation:

In %	Germany		Other countries	
	2007	2006	2007	2006
Discount rate	5.70	4.30	8.00	4.50–6.00
Projected increase in wages and salaries	0.00	0.00	5.90	2.00
Projected increase in pensions	2.00	2.00	0.00	0.00

The projected increase in wages and salaries comprises expected future pay increases, which are estimated each year on the basis of inflation and employees' years of service with the company. Since the pension commitments at our companies in Germany are independent of future pay increases, the projected increase in wages and salaries was not taken into account for determining the corresponding pension provisions.

Increases or decreases in either the net present value of obligations under defined benefit plans or the fair value of the fund assets can result in actuarial gains or losses due to such factors as changes in the parameters, changes in estimates relating to the risks associated with the pension commitments, and differences between the actual and expected return on plan assets. The net value of the pension provisions breaks down as follows:

In € k	31 Dec 2007	31 Dec 2006
Present value of benefit commitments financed by provisions	65,050	86,645
Present value of benefit commitments financed through pension funds	31,427	26,601
Present value of benefit commitments (gross)	96,477	113,246
Fair value of plan assets	-18,918	-19,137
Present value of benefit commitments (net)	77,559	94,109
Actuarial losses not recognised on the balance sheet	-2,374	-23,337
Carrying amount at 31 December	75,185	70,772

The pension provisions, which amounted to €72,121k at the reporting date (previous year: €67,398k), are primarily attributable to KRONES AG.

The composition of expenses arising from pension obligations, which amounted to €9,157k (2006: €8,938k), the reconciliation of the present value of defined benefit obligations, which amounted to €96,477k (2006: €113,246k), and the plan assets of €18,918k (2006: €19,137k) breaks down as follows:

in € k	31 Dec 2007	31 Dec 2006
Service cost for the period	4,185	4,061
Interest expense	4,724	4,460
Expected return on plan assets	-375	-388
Actuarial gains/losses	619	797
Recognised past service cost	4	8
Plan curtailments	0	0
Expenses arising from pension obligations	**9,157**	**8,938**

in € k	31 Dec 2007	31 Dec 2006
Present value of benefit commitments at 1 January	113,246	111,109
Service cost for the period	4,185	4,061
Interest expense	4,724	4,460
Actuarial losses not recognised on the balance sheet	-21,158	-2,641
Benefits paid	-4,497	-3,655
Recognised past service cost	4	0
Currency differences	-27	-88
Present value of benefit commitments at 31 December	**96,477**	**113,246**

in € k	31 Dec 2007	31 Dec 2006
Plan assets at 1 January	19,137	19,810
Expected return	376	388
Employer contributions	2,396	1,253
Benefits paid	-2,176	-2,185
Unrecognised gains on assets	-813	-86
Currency differences	-2	-43
Plan assets at 31 December	**18,918**	**19,137**

in € k	31 Dec 2007	31 Dec 2006	31 Dec 2005
Present value of benefit commitments	96,477	113,246	111,109
Fair value of plan assets	18,918	19,137	19,810
Undercollateralisation of plan assets	-12,509	-7,464	-7,893

Expenses arising from pension commitments are recognised under personnel expenses.

The actual return on plan assets was €751k. The plan assets consist of securities. No payments are expected to be made into the plan in 2007. The expected return is estimated on the basis of the fund administrator's future interest rate developments. In 2007, a total of €35,514k was spent on defined contribution plans (previous year: €33,119k).

15 Provisions for tax liabilities and other provisions

Of the other provisions, which amounted to €154,229k in 2007 (previous year: €137,498k), €110,543k (previous year: €92,330k) are due within one year. These other provisions apply to the following items:

In € k	1 Jan 2007	Use	Reversal	Addition	Currency differences	31 Dec 2007	due within 1 year
Tax liabilities	30,708	16,820	63	11,438	-25	25,238	25,238
Personnel obligations	46,104	4,128	0	1,419	53	43,448	167
Administrative expenses	90	89	0	81	-2	80	80
Other remaining							
provisions91.304	16,712	4,231	41,094	−754	110,701	110,296	
Total	**168,206**	**37,749**	**4,294**	**54,032**	**-728**	**179,467**	**135,781**

The provisions for personnel obligations are primarily for non-current obligations relating to early retirement (€36,839k). The other remaining provisions primarily consist of warranties, anticipated losses, and legal risks. Estimates are based on customary empirical values. The non-current provisions have been discounted using rates between 4.0% and 5.5%.

16 Liabilities

The liabilities to banks are primarily a long-term loan taken out at customary market interest rates. Therefore, the liabilities are carried at fair value.

in € k	Residual term of up to 12 months	Residual term of 1–5 years	Residual term of over 5 years	Total at 31 Dec 2007
Liabilities to banks	80	348	382	810
Advance payments received	285,996	0	0	285,996
Trade payables	161,216	67	0	161,283
Other financial liabilities	43,135	15,875	0	59,010
Other liabilities	194,686	8,193	0	202,879
Total	**685,113**	**24,483**	**382**	**709,978**

in € k	Residual term of up to 12 months	Residual term of 1–5 years	Residual term of over 5 years	Total at 31 Dec 2006
Liabilities to banks	77	336	474	887
Advance payments received	190,223	0	0	190,223
Trade payables	154,201	399	0	154,600
Other financial liabilities	25,938	12,758	0	38,696
Other liabilities	199,885	3,035	5,979	208,899
Total	**570,324**	**16,528**	**6,453**	**593,305**

The other financial liabilities are obligations on bills. Under IAS 39, these represent possible liabilities from bills sold and are recognised as trade receivables amounting to €51,463k (2006: €31,253k).

The other liabilities consist of deferred income (€1,729k; 2006: €1,235k) and other remaining liabilities (€201,150k; 2006: €207,664k).

The other remaining liabilities break down as follows:

in € k	Residual term of up to 12 months	Residual term of 1–5 years	Residual term of over 5 years	Total at 31 Dec 2007
Tax liabilities	10,999	613		11,612
Social security liabilities	4,399			4,399
Payroll liabilities	9,600			9,600
Debtors with credit balances	7,332			7,332
Finance leases	971	6,778		7,749
Accruals	150,679			150,679
Other	8,977	802		9,779
Total	**192,957**	**8,193**		**201,150**

in € k	Residual term of up to 12 months	Residual term of 1–5 years	Residual term of over 5 years	Total at 31 Dec 2006
Tax liabilities	7,690			7,690
Social security liabilities	3,460			3,460
Payroll liabilities	8,104			8,104
Debtors with credit balances	7,190			7,190
Finance leases	1,087	1,710	5,979	8,776
Accruals	148,742			148,742
Other	22,377	1,325		23,702
Total	**198,650**	**3,035**	**5,979**	**207,664**

Accruals, which amounted to €150,679k (2006: €148,742k), have greater certainty with respect to their amount and timing than provisions have. The primary items they include are outstanding supplier invoices, obligations relating to flexible working hours, accrued vacation, and performance bonuses.

The liabilities from finance leases are recognised under other liabilities without consideration of future interest expense. The residual terms of the individual leases are between 2 and 5 years. Some of the leases contain options for extension or purchase.

The present values of minimum lease payments for finance leases recognised under the other remaining liabilities are as follows, broken down by residual term:

In € k	31 Dec 2007	31 Dec 2006
Future minimum lease payments		
Up to 1 year	1,659	1,802
1 to 5 years	9,155	4,104
Over 5 years	0	6,547
	10,834	12,453
Interest portion of future minimum lease payments		
Up to 1 year	698	715
1 to 5 years	2,337	2,394
Over 5 years	0	568
	3,035	3,677
Present value of future minimum lease payments		
Up to 1 year	971	1,087
1 to 5 years	6,778	1,710
Over 5 years	0	5,979
	7,749	8,776

17 Contingent liabilities

No provisions have been recognised for the contingent liabilities, which are recognised at nominal values, because the risk of their use is deemed to be low.

These consist of guarantee and warranty risks amounting to €4,970k (2006: €10,908k) and are guarantees on prepayments and the balance of purchase money.

18 Other liabilities

The other liabilities consist primarily of operating leases and long-term rental agreements for land and buildings, vehicles, computers, and telecommunication equipment.

in € k	31 Dec 2007	31 Dec 2006
Future minimum lease payments		
Up to 1 year	7,821	6,584
1 to 5 years	6,601	8,533
	14,422	**15,117**
Future maintenance		
Up to 1 year	5,254	4,240
1 to 5 years	1,066	454
Over 5 years	2	3
	6,322	**4,697**
Other		
Up to 1 year	2,980	3,078
1 to 5 years	582	661
	3,562	**3,739**

Payments amounting to €14,091k (2006: €11,106k) were made in 2007 under these rental and lease agreements.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

19 Derivative financial instruments

The derivative financial instruments of the KRONES GROUP, with a fair value of €3,074k (2006: €1,992k) of which €3,074k are short-term (2006: €1,991k), substantially cover the currency risks relating to the US dollar, British pound, Canadian dollar, Swiss franc, and euro. The fair value includes the difference between the forward rate received from the relevant commercial bank and the rate at the reporting date as well as appropriate premiums or discounts for the expected price development through maturity. These financial instruments are accounted for using the settlement date.

The derivative financial instruments are essentially composed of forward exchange contracts at a secured volume of €122.0m (2006: €189.4m), of which €122.0m are short-term (2006: €189.3m). This volume includes a nominal volume of €52.2m (previous year: €142.3m) for short-term cash flow hedges and is measured at a fair value of €53.1m (previous year: €142.7m). The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. The cash flow hedges presented are effective.

Net loss from these financial instruments was €57k in 2007.

Notes to the income statement

20 Sales revenues

The sales revenues of the KRONES GROUP, which amount to €2,155,953k (2006: €1,910,814k), consist of deliveries and services billed to customers less reductions. In the segment reporting, sales revenues are presented in detail, divided by business area and geographic market. In 2007, revenues of €453,591k arose from open and completed construction contracts. Costs of €225,501k were incurred for open projects.

21 Other own work capitalised

Other own work capitalised includes capitalised development costs and capitalised cost of self-constructed property, plant and equipment.

With respect to the development costs capitalised in accordance with IAS 38, please refer to the notes on intangible assets.

22 Other operating income

Apart from the income from the reversal of provisions (€4,294k; 2006: €9,699k) and the reversal of impairments (€13,208k; 2006: €12,536k), which are not related to the period, the other operating income, which amounts to €77,058k (2006: €54,665k), consists substantially of currency translation gains of €20,743k (2006: €17,427k). This is compared with the recognition of impairment losses of €11,596k (previous year: €15,807k) and currency translation losses of €10,623k (previous year: €9,194k) under other operating expenses.

23 Goods and services purchased

Expenses for goods and services purchased comprise expenses for materials and supplies and for goods purchased amounting to €986,490k (2006: €847,389k) and expenses for services purchased amounting to €199,620k (2006: €155,917k).

24 Personnel expenses

Within the KRONES GROUP, 9,169 employees (2006: 8,865) including trainees were employed on average for the year. The workforce of the KRONES GROUP is composed as follows (on average for the year):

	31 Dec 2007	31 Dec 2006
Salaried employees	5,168	4,963
Wage-earning employees	4,001	3,902
Total	**9,169**	**8,865**

25 Other operating expenses

Apart from the €63k in losses from disposals of non-current assets (2006: €1,007k), which are not related to the period, other operating expenses include additions to impairments on receivables (€11,596k; 2006: €15,807k) and other taxes (€2,349k; 2006: €3,367k).

26 Net financial income (expense)

Financial income of €3,403k (2006: €1,635k) breaks down as follows:

In € k	31 Dec 2007	31 Dec 2006
Income from other securities and loans classified as financial assets	7	20
Other interest and similar income	10,102	6,446
Interest and similar expenses	-8,024	-5,952
Interest income (expense)	**2,085**	**514**
Investment income	1,318	1,125
Write-downs on financial assets	0	-4
Financial income (expense)	**3,403**	**1,635**

27 Taxes on income

Taxes on income amounted to €51,801k in 2007 (previous year: €32,099k). More information is presented under »Taxes on income« on p. 27.

28 Earnings per share

Under IAS 33 »Earnings per share,« basic earnings per share are calculated by dividing Group earnings – less profit or loss shares of minority interests – by the weighted average number of ordinary shares outstanding, as follows:

	31 Dec 2007	31 Dec 2006
Group earnings less profit or loss shares of minority interests (in € k)	102,734	77,311
Weighted average number of ordinary shares outstanding	31,593,072	10,531,024
Earnings per share (in €)	3.25	7.34

By resolution of the annual shareholders' meeting on 20 June 2007, a 3-for-1 share split was carried out, which increased the number of shares outstanding to 31,593,072.

If earnings per share for 2006 were calculated on the basis of this number of shares, earnings per share for 2006 would be €2.45.

Earnings per share were not diluted in 2007 or 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OF KRONES GROUP

KRONES GROUP segment reporting	Machines and lines for product filling and decoration		Machines and lines for beverage production/process technology	
	2007	2006	2007	2006
	in € k	in € k	in € k	in € k
Sales revenues	1,806,022	1,641,331	276,101	197,249
Germany	319,191	269,028	25,343	16,350
Rest of Europe	632,380	580,240	123,805	79,129
Other areas	854,451	792,063	126,952	101,770
Segment EBIT	152,719	107,089	86	-3,380
Depreciation, amortisation, and write-downs	43,657	46,708	1,350	1,053
EBT	157,295	109,979	-72	-3,637
Other material non-cash income and expenses	2,332	-5,408	-562	2,346
Assets	1,493,327	1,294,383	129,248	132,107
Germany	1,212,293	1,005,811	122,062	124,372
Rest of Europe	95,865	122,220	7,185	7,735
Other areas	185,169	166,352	0	0
Liabilities	847,718	718,054	82,572	91,164
Capital expenditures for intangible assets and property, plant and equipment	93,201	73,870	334	804
Germany	88,305	68,341	334	800
Rest of Europe	804	3,175	0	4
Other areas	4,092	2,354	0	0
Return on sales (EBT to sales)	8.7%	6.7%	0.0%	-1.9%

	Machines and lines for the low output range (KOSME)		Consolidation		KRONES GROUP	
	2007	2006	2007	2006	2007	2006
	in € k	in € k	in € k	in € k	in € k	in € k
	73,830	72,234			2,155,953	1,910,814
	2,963	3,302			347,497	288,680
	51,759	45,527			807,944	704,896
	19,109	23,405			1,000,512	917,238
	-2,641	4,292			150,164	108,001
	2,576	2,085			47,583	49,846
	-3,656	3,294			153,567	109,636
	-17	-209			1,753	-3,271
	67,076	45,444	-5,612	-36,850	1,684,039	1,435,084
	0	0	8,543	-22,609	1,342,898	1,107,574
	67,076	45,444	-13,896	-13,835	156,230	161,564
	0	0	-258	-406	184,911	165,946
	54,989	28,320	-9,210	-36,850	976,069	800,688
	3,938	3,068			97,473	77,742
	0	0			88,639	69,141
	3,938	3,068			4,742	6,247
	0	0			4,092	2,354
	-5.0%	4.6%			7.1%	5.7%

Consolidated statement of changes in non-current assets in 2007

	Cost					
	1 Jan 2007	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2007
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	63,857	5,685	102	0	6	69,446
2. Capitalised development costs	69,134	14,638	0	0	0	83,772
	132,991	**20,323**	**102**	**0**	**6**	**153,218**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	291,902	33,239	68	9,563	-1,667	332,969
2. Technical equipment and machines	177,406	19,930	2,159	463	-1,366	194,274
3. Other equipment, furniture and fixtures, office equipment	145,325	22,203	6,658	252	-1,087	160,035
4. Construction in progress	10,075	1,778	0	-10,278	0	1,575
	624,708	**77,150**	**8,885**	**0**	**-4,120**	**688,853**
Financial assets						
1. Shares in associated enterprises	17,514	55	431	0	0	17,138
2. Investments	729	0	586	0	0	143
3. Non-current securities	153	0	7	0	0	146
4. Other long-term loans	156	3	0	0	0	159
	18,552	**58**	**1,024**	**0**	**0**	**17,586**
Non-current assets	**776,251**	**97,531**	**10,011**	**0**	**-4,114**	**859,657**

Depreciation, amortization, and write-downs						Carrying amounts	
1 Jan 2007	Additions	Disposals	Reversals	Currency differences	31 Dec 2007	31 Dec 2007	31 Dec 2006
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
50,220	6,502	75	0	6	56,653	12,793	13,637
29,152	8,969	0	0	0	38,121	45,651	39,982
79,372	**15,471**	**75**	**0**	**6**	**94,774**	**58,444**	**53,619**
81,900	8,022	58	0	-736	89,128	243,841	210,002
131,180	7,271	2,076	0	-1,242	135,133	59,141	46,226
106,115	16,819	6,488	0	-1,022	115,424	44,611	39,210
0	0	0	0	0	0	1,575	10,075
319,195	**32,112**	**8,622**	**0**	**-3,000**	**339,685**	**349,168**	**305,513**
2,949	0	0	0	0	2,949	14,189	14,565
578	0	438	0	0	140	3	151
0	0	0	0	0	0	146	153
0	0	0	0	0	0	159	156
3,527	**0**	**438**	**0**	**0**	**3,089**	**14,497**	**15,025**
402,094	**47,583**	**9,135**	**0**	**-2,994**	**437,548**	**422,109**	**374,157**

Consolidated statement of changes in non-current assets in 2006

	Cost					
	1 Jan 2006	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2006
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	57,692	7,857	1,627	0	-65	63,857
2. Capitalised development costs	60,340	9,462	668	0	0	69,134
	118,032	**17,319**	**2,295**	**0**	**-65**	**132,991**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	274,025	18,196	10,077	11,207	-1,449	291,902
2. Technical equipment and machines	170,253	14,474	9,172	3,382	-1,531	177,406
3. Other equipment, furniture and fixtures, office equipment	148,779	18,310	22,326	1,599	-1,037	145,325
4. Construction in progress	16,821	9,443	0	-16,188	-1	10,075
	609,878	**60,423**	**41,575**	**0**	**-4,018**	**624,708**
Financial assets						
1. Shares in associated enterprises	17,514	0	0	0	0	17,514
2. Investments	729	0	0	0	0	729
3. Non-current securities	271	0	118	0	0	153
4. Other long-term loans	193	4	41	0	0	156
	18,707	**4**	**159**	**0**	**0**	**18,552**
Non-current assets	**746,617**	**77,746**	**44,029**	**0**	**-4,083**	**776,251**

Depreciation, amortization, and write-downs						Carrying amounts	
1 Jan 2006	Additions	Disposals	Reversals	Currency differences	31 Dec 2006	31 Dec 2006	31 Dec 2005
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
45,016	6,782	1,539	0	-39	50,220	13,637	12,676
18,550	11,270	668	0	0	29,152	39,982	41,790
63,566	18,052	2,207	0	-39	79,372	53,619	54,466
77,926	6,987	2,297	0	-716	81,900	210,002	196,099
131,069	10,150	8,705	0	-1,334	131,180	46,226	39,184
113,816	14,657	21,442	0	-916	106,115	39,210	34,963
0	0	0	0	0	0	10,075	16,821
322,811	31,794	32,444	0	-2,966	319,195	305,513	287,067
2,949	0	0	0	0	2,949	14,565	14,565
578	0	0	0	0	578	151	151
-6	4	-6	4	0	0	153	277
0	0	0	0	0	0	156	193
3,521	4	-6	4	0	3,527	15,025	15,186
389,898	49,850	34,645	4	-3,005	402,094	374,157	356,719

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 December 2007 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations and of standards being applied for the first time is on p. 44.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 December 2007 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES UKRAINE LLC, Kiev, Ukraine, in which KRONES AG holds a direct 100% stake, was established in fiscal 2007.

MAINTEC GES.M.B.H., Dorf an der Pram, Austria, and MAINTEC SERVICE FOOD, Sofia, Bulgaria, were also established. KRONES AG holds a 51% stake in each company.

The first-time consolidation of the new shares was effected at the time of establishment.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Dec 2007	31 Dec 2006	2007	2006
US dollar	USD	1.472	1.318	1.371	1.256
British pound	GBP	0.735	0.672	0.684	0.682
Swiss franc	CHF	1.656	1.608	1.643	1.573
Danish krone	DKK	7.458	7.456	7.451	7.459
Canadian dollar	CAD	1.445	1.529	1.468	1.424
Japanese yen	JPY	165.100	156.700	161.250	146.020
Brazilian real	BRL	2.621	2.814	2.664	2.736
Chinese renminbi (yuan)	CNY	10.749	10.292	10.418	10.010
Mexican peso	MXN	16.038	14.304	14.970	13.679
Ukrainian hryvnia	UAH	7.425	6.373	6.937	6.090

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired in 2007.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«. A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

Useful life	In years
Buildings	14 — 50
Technical equipment and machines	5 — 16
Furniture and fixtures and office equipment	3 — 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial instruments**

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

The classes under IFRS 7 also include, pursuant to IAS 39, cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

- **Construction contracts for specific customers**

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

- **Sales revenues**

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

- **Segment reporting**

Intrasegment transfers are conducted under the same conditions as transfers among third parties.

Intersegment revenues are negligible.

Economic environment

- Global economic growth at 4.9%
- Strong exports driving growth in Germany
- Booming machinery sector


150
130
110
90
70
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

New orders in Germany's machinery sector, adjusted for price and seasonal influences, 2005 sales index = 100 — domestic — abroad source: vo

Changes to the shareholdings listed above may have occurred since the date cited above that are not required to be reported to the company. Because the company's shares are bearer shares, the company is generally only aware of changes in shareholdings if these changes are subject to reporting requirements.

The compensation report constitutes part of the consolidated management report.

The appointment and dismissal of Executive Board members is governed by §§ 84 and 85 of the German Stock Corporation Act (AktG). Pursuant to § 6 (1) of the articles of association, the Executive Board consists of at least two members. Pursuant to § 6 (2) of the articles of association, determination of the number of Executive Board members, appointment of regular and deputy members of the Executive Board, execution of their employment contracts, and revocation of appointments are done by the Supervisory Board.

Amendments to the articles of association are subject to the provisions of §§ 179 et seq. of the German Stock Corporation Act. Such amendments are to be resolved by the annual shareholders' meeting (§ 119 (1) No.5 and § 179 (1) of the German Stock Corporation Act). The Supervisory Board is authorized to make amendments that affect only the wording of the articles of association (§ 13 of the articles of association).

Pursuant to § 4 (4) of the articles of association, the Executive Board may, with approval of the Supervisory Board, increase the share capital by a total of up to €10m through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2012.

Shareholders must be granted subscription rights to these shares. The Executive Board may exclude the subscription rights of shareholders for any fractional amounts that may arise.

The annual shareholders' meeting on 20 June 2007 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 19 December 2008, in compliance with § 71 (2) of the German Stock Corporation Act.

The annual shareholders' meeting on 20 June 2007 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG acquired on the basis of the above authorisation without a further resolution by the annual shareholders' meeting.

KRONES AG has not made any material agreements containing special provisions relating to a change or acquisition of control following a takeover offer.

The company has not made any agreements with members of the Executive Board or company employees relating to compensation in the event of a takeover offer.

Disclosures required under § 315 (4) of the German Commercial Code

Pursuant to § 4 (1) of the articles of association, KRONES AG's share capital amounts to €40,000,000.00 and is divided into 31,593,072 ordinary bearer shares.

Pursuant to § 20 (1) of the articles of association, each share entitles its holder to one vote in the annual shareholders' meeting. Unless mandatory provisions of the law stipulate otherwise, resolutions of the annual shareholders' meeting are made with a simple majority of the votes cast or, in cases in which the law prescribes a majority of shares in addition to a majority of votes, with a simple majority of the share capital represented in the vote.

Pursuant to § 18 (1) of the articles of association, only those shareholders who register with the company in writing in German or English and provide proof of their shareholding prior to the annual shareholders' meeting are entitled to participate and vote in the annual shareholders' meeting. A special written document confirming the shareholding, issued in German or English by the institution with which the investment account is held, constitutes sufficient proof. This document must refer to the start of the 21st day prior to the annual shareholders' meeting.

Pursuant to § 18 (2) of the articles of association, votes may be cast by proxy. Proxy voting is permissible only if proof of authorisation is submitted in writing, in electronic form pursuant to § 126 a of the German Civil Code (BGB), or in the form of a printed fax. In the annual shareholders' meeting, the meeting's chair can set appropriate time limits for shareholders' questions and comments (§ 19 (3) of the articles of association).

The Executive Board of the company is not aware of any other restrictions relating to voting rights or the transfer of shares.

The company is aware of the following direct and indirect shareholdings in the company's capital that exceed 10% of the voting rights:

Name	Direct share of voting rights, in %
Beteiligungsgesellschaft Kronseder mbH	15.00
Volker Kronseder	10.76
Harald Kronseder	10.12

At 27 February 2008

Dubai serves as KRONES' base for doing business in the Middle East and Northern Africa. Frank Hoffmann and Jörg Mader are our ambassadors on the Persian Gulf. The region's beverage market is small by global comparison, but its annual growth rates of over five percent are impressive by international standards. Carbonated soft drinks make up around [illegible]0% of beverage consumption in the region. Water currently accounts for one fifth of the beverage market and is growing the fastest, at nine percent. Since plastic bottles are becoming increasingly popular here, the Persian Gulf is a very attractive market for KRONES that, like the skyscrapers, just keeps reaching higher and higher.



15,753
17,128
18,865
23,834
2003
2005
2007
2012(e)

CSD consumption in Africa/Middle East
in million litres





The Persian Golf Generation



Ever taller, ever bigger, ever more spectacular: the tiny emirate of Dubai with its 1.4 million inhabitants is demonstrating its economic prosperity through architecture. The emirate's excellent geographical location along the sea and air route from Asia to Europe and its free trade zones have made it one of Asia's biggest commercial centres. Hundreds of skyscrapers already punctuate the Arabian Peninsula's skyline. Construction of the world's tallest building – more than 800 metres tall – is currently underway in Dubai. Offshore, artificial islands with luxury villas are also in the works. Dubai's iconic, seven-star »Burj al Arab« hotel, standing 321 metres tall and built in the shape of a billowing sail, is one of the world's most luxurious hotels and famous the world over.







Dubai's thirst for greatness



Earnings per share up 32.7%

Earnings per share rose €0.80 to €3.25 in fiscal 2007. After the stock split, KRONES profit is now divided among 31,593,072 shares. The previous years' figures for earnings per share have been adjusted accordingly.


2007
€3.25
2006
2005
2004
2003

Earnings per share
KRONES GROUP

HGB through 2003, IFRS from 2004 onward

Dividend to Increase to €0.70

The Executive Board and Supervisory Board of KRONES AG will propose to the annual shareholders' meeting on 18 June 2008 a dividend of €0.70 per share. That means the dividend will increase by more than 30%, proportionately to net income. This will be the ninth consecutive dividend increase. The total payout to shareholders for 2007 is €22.1m (2006: €16.9m).

Successful investor relations work secures KRONES' place on the MDAX

KRONES is openly and actively keeping shareholders informed. In 2007 we expanded our investor relations department further.

KRONES expanded its investor relations department in 2007 to ramp up communications with investors and analysts. Olaf Scholz came on board as our new investor relations manager in January 2007 to support our IR activities. On 1 October, he took over the helm of the department when former IR chief Hermann Graf Castell assumed the position of Director of Corporate Communications for the KRONES GROUP.

In 2007, four banks placed our share on their watchlists. That brings the total number of analysts from banks in Germany and abroad that are tracking the KRONES share to 21. The overwhelming majority of banks took a positive view of our share. At the end of 2007, only one analyst recommended selling our share.

In 2007, KRONES was presented to investors and analysts at 16 road shows in Germany and abroad, with particular interest coming from Britain, North America, and Scandinavia. KRONES also participated in six investor conferences. The KRONES management and IR staff also conducted some 100 one-on-one meetings with analysts and investors.

Ramping up our investor relations activities has paid off. While the KRONES share had faced the possibility of elimination from the MDAX at the end of 2006, our position at the end of 2007 was considerably more secure. KRONES improved its position on the Deutsche Börse AG ranking from 56th to 39th in terms of market capitalization and from 55th to 48th in terms of trading volume.

Key figures for the KRONES share

At 31 December		2007	2006	2005
Number of shares	(million)	31.59	31.59	31.59
Price/earnings (PE) ratio		17	16	14
Cash flow per share	€	4.73	4.03	3.48
Equity per share	€	22.36	19.90	18.11
Earnings per share	€	3.25	2.45	2.00
High	€	64.09	38.61	34.66
Low	€	37.40	28.83	23.99
Year's closing price	€	54.99	38.61	28.37
Dividend per ordinary share	€	0.70*	0.53**	0.47**

*As per proposal for profit appropriation **Adjusted for share split

Portrait of the KRONES share

Trading of the KRONES share picked up considerably in 2007.

KRONES shares are no par value ordinary bearer shares. Each share carries one vote. The stock has been listed and available for trading on all German stock exchanges since 29 October 1984. In fiscal 2007, daily trading volume on the Frankfurt stock exchange and in Xetra trading averaged 118,000 shares. In 2006, the average daily trading volume was 70,000 shares. Besides the MDAX, the KRONES share is also included in the German Entrepreneurial Index GEX and others.

A 3-for-1 stock split that had been approved by the annual shareholders' meeting took effect on 22 August 2007. KRONES' capital stock of €40.0m is now divided into 31,593,072 shares.

Shareholder structure (As of March 2008)


Kronseder family 52.4%
Private investors
< 10,000 shares = 24.0%
17 large German investors
> 10,000 shares = 7.2%
38 international investors
> 10,000 shares = 16.4%

Shareholder structure

With 52.4%, the Kronseder family holds the majority stake. Free float is at 47.6%. The US investment firm TIAA holds a stake of around 5.1% in KRONES, making it the largest free float shareholder.

Key data for the KRONES share

Ordinary shares	31,593,072
German securities identification number (WKN)	WKN 633500
ISIN	DE0006335003
Ticker symbol	KRN

The KRONES share registers strong gains

The KRONES share closed 2007 at €54.99, for a gain of 42.2% over the start of the year.

After getting the year off to a slow start, the KRONES share price – adjusted to account for the recent split – jumped from just under €39 to €60 in the first six months of 2007. The share price was buoyed by generally favourable sentiment on the stock markets as well as strong business development at KRONES. During the market slump from mid-July to early August the share price dipped to around €50, but it rebounded sharply on the back of strong quarterly earnings. The high for the year, €64.09, was reached on 25 October.

Fears of recession resulted in price declines on the world's equity markets at the start of November and the KRONES share was caught in the slide. Nevertheless, it finished the year at €54.99, for a strong closing gain of 42.2%. That was far better than the MDAX gain of 4.9% for the year. Only six of the 50 MDAX shares performed better than KRONES. Our share also fared better than average compared with industry peers. The Prime Industrial – Deutsche Börse AG's industry index that includes the shares of machinery manufacturers – gained 33.9% in 2007.

The KRONES share has outperformed the MDAX for the past several years. The positive trend reflects our company's stable, strong growth over the years. Only a few MDAX companies are showing similarly sustainable growth.

KRONES share price performance compared with the MDAX 2001 to 2007


€64.09
€10.33
€70
€65
€60
€55
€50
€45
€40
€35
€30
€25
€20
€15
€10
€5
2001
2002
2003
2004
2005
2006
2007
The KRONES share
MDAX (indexed)



Olaf Scholz
Head of Investor Relations

Our shareholders can be pleased with impressive gains once again in 2007. The KRONES share continued its record-setting streak and closed the year up 42.2%.

The stock markets in 2007

Most of the major international stock markets closed 2007 with slight gains. After starting the year strong, the mood on the world's equity markets was dampened by severe declines on the Chinese stock markets in late February. This brief period of weakness was followed by a strong price rally that lasted until mid-July. The upswing was driven by a high level of liquidity on the markets and recurring takeover dreams. The subprime mortgage crisis in the US brought the rally to an abrupt halt. From August through to the end of the year, the stock markets fluctuated sharply, but the overall trend was sideways. Investor hopes that dropping interest rates would limit the credit crunch's impact on the real economy were the main reason why most of the indices were able to retain some of their earlier gains. As the US dollar weakened, international investors shifted more and more of their money into European shares, with a particular emphasis on Germany. This pushed the DAX up 22.3%, for an 8,067 point close for 2007. Thus, Germany's biggest index far outperformed the EURO STOXX 50, which gained 6.9% for the year. Despite the subprime mortgage crisis and credit crunch in the US, the Dow Jones Industrial Average still gained 6.4%. Japan's Nikkei index was one of the few losers of 2007, closing the year down 11.1%.

KRONES share price performance compared with the MDAX in 2007

The KRONES share outperformed the MDAX by a wide margin in 2007.


€67.50
€65.00
€62.50
€60.00
€57.50
€55.00
€52.50
€50.00
€47.50
€45.00
€42.50
€40.00
€37.50
€35.00
€54.99
€38.67
Jan
Febr
March
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
The KRONES share
MDAX
(Indexed)

The KRONES share

Share price climbs more than 42%
Dividend to increase more than 30% to €0.70
MDAX membership secured



€67.50
€62.50
€57.50
€52.50
€47.50
€42.50
€37.50
€54.99
€38.67
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
Nov
Dec
The KRONES share
MDAX (indexed)

As the Vietnamese population becomes more prosperous, its thirst for high-quality beers and soft drinks grows. The beer market alone has been expanding at double-digit rates for years. As a result, Vietnamese beverage producers and international beverage conglomerates alike have been investing in modern production and filling technologies. This trend is a great boon to KRONES since Vietnam is, in a manner of speaking, KRONES territory. Our decades-long cooperation and presence in the country is only one of many reasons why KRONES staff members like Rogelio Tenerife were able to construct the biggest brewery yet for Vietnam's leading brewer »Saigon Beer, Alcohol and Beverages« (Sabeco). KRONES plans to build another 9 million hectolitre brewery in 2008 in Hanoi.


2004
2006
2007
2012 (e)

Beer consumption in Vietnam in million litres





Insatiable thirst for growth


RONES

Traffic experts estimate that more than two million mopeds zoom through Ho Chi Minh City each day. Alongside the nation's capital Hanoi to the north, Ho Chi Minh City – formerly Saigon – is now Vietnam's vibrant economic centre. With more than five million inhabitants, it is Vietnam's largest city. It is also one of the world's fastest growing cities thanks in part to its modern seaports. Although agriculture remains the most important basis of existence for most Vietnamese, the world's biggest rice exporter and third largest coffee exporter has undergone rapid industrial and economic growth since the opening of its markets.





HABECO
HABECO



Vietnam - - a burgeoning market



By focusing on making KRONES a systems supplier for the beverage and food industries, we are systematically orienting ourselves toward our customers' needs. Our customers expect the highest levels of quality and technological sophistication of our machines and lines. They also expect us to have comprehensive knowledge of their production processes, so we can deliver the right solutions for their applications. Thus, intelligently combining individual building blocks forms the foundation for our success.

Constant innovation drives us forward, both in terms of fast and flexible development of new machines and products and in terms of the changes that are taking place within our company. Our employees attach great importance to improving all of the processes involved in our business to keep KRONES highly competitive. Our divisional organisation enables us to put all of our specialists to work in the best possible way to utilise their skills and to bundle their knowledge in each of our company's specialisations.

Conveyors



Labelling



Packing/palletising



Conveyor technology

Labelling technology
Inspection technology

Packing and palletising technology

Pasteurisation technology

Internal logistics

Labelling technology

Packing and palletising technology

Conveyor technology



Pasteurisation



Internal logistics

KRONES at a glance

Inspection



Cleaning



Plastics



Filling



Cleaning technology

Plastics technology
Inspection technology

Filling technology
Inspection technology

Systems engineering
Information technology

Segment
Product filling and decoration

Segment
Beverage production/process technology

Brewhouse and filtration technology — Product treatment technology

Segment
Low output range (KOSME)

Plastics — Filling technology



Brewhouse and filtration technology



Flash pasteurisation

New orders Q3 2007: €653.3m

Sales Q3 2007: €515.8m

EBT Q3 2007: €29.3m

KRONES share at 30 September 2007: €56.72

New orders Q4 2007: €537.4m

Sales Q4 2007: €586.3m

EBT Q4 2007: €48.6m

KRONES share at 31 December 2007: €54.99

Q3

The share split resolved by the annual shareholders' meeting takes effect on 22 August. After the split, which entails a capital increase from the company's own financial resources, each share is split into three shares. This gives the share a »lighter« feel.

Growth at KRONES picks up in the months from July to September 2007. Sales are up 22.8% on the year-earlier quarter to €515.8m. At €29.3m, third-quarter EBT is up 81% compared with the same period of 2006. Unlike in previous years, the third quarter of 2007 is spared the sharp seasonal decline that is common for this time of the year. The stronger Q3 sales in 2007 can be attributed to a good business trend but also to internal process improvements.

The extraordinarily strong quarter prompts the Executive Board to upgrade its forecast of sales growth for fiscal 2007 to more than 12%.

Q4

We make a strong showing at the K 2007 trade fair in Düsseldorf, with several innovations like our new blow-moulder-filler BLOC and an ultra-lightweight PET bottle. From 14 to 16 November, we present at the Brau Beviale in Nuremberg, the most important capital goods fair for the international beverage industry in 2007. KRONES products are in high demand here. At the Brau Beviale, KRONES and Hofmühl Brewery announce their plans to build the first plant to use solar-generated process heat. The KRONES system will reduce the brewery's consumption of heating oil by around 60%.

The capital markets are fraught with uncertainty due to the mortgage crisis in the US. The KRONES share is also affected by the price slump, but nevertheless ends the year with a 42% gain. By contrast, the MDAX closes the year with only a 5% gain. This impressive performance secures KRONES' spot on the MDAX.

2007 in review



New orders Q1 2007: €557.1m
Sales Q1 2007: €505.0m
EBT Q1 2007: €36.1m
KRONES share at 31 March 2007: €48.90*

* Adjusted for share split



New orders Q2 2007: €552.4m
Sales Q2 2007: €548.9m
EBT Q2 2007: €39.6m
KRONES share at 30 June 2007: €57.47*

* Adjusted for share split

Q1

KRONES starts 2007 fast and furious, with an order from Altmühltaler Mineralbrunnen AG for the construction of a complete bottling plant. The order has a total volume of more than €80m.

KRONES' first-quarter results are right on track for growth. Sales are up 11.8% to €505.0m and after-tax earnings are up 19.9% to €22.9m.

The KRONES Contiform, which produces PET bottles, celebrates its 10th anniversary. Development of the machine began in early 1997 and the first Contiform 16 Compact was unveiled at the drinktec-interbrau trade fair in September of the same year. The machine has evolved steadily since then. Today, plastics technology is a major contributor to KRONES' growth.

Q2

The 27th regular annual shareholders' meeting of KRONES AG is held in Neutraubling, Germany, on 20 June. All of the resolutions proposed by the Executive Board and Supervisory Board are adopted by a large majority. In addition to increasing the dividend to €1.60 per share (previous year: €1.40), the shareholders' meeting also approves a 3-for-1 stock split aimed at making the share easier for private investors to trade. The KRONES share is in high demand on the stock exchanges and continues to hit new record highs. At the end of the quarter, the share price is above €170, for a gain of nearly 50% from the start of the year.

In the first half of 2007, KRONES generates sales of €1,053.9m. That is up 14.5% year-on-year. At €47.6m, profits are up by nearly 25% on the year-earlier period. The continued positive outlook prompts the Executive Board to revise its earnings target for the year as a whole upward and to expect an EBT margin of over 7%.



KRONES is establishing a unique, hard-to-copy business model.

We are currently the world leaders in our core business area – bottling and packaging beverages. It is from this position of strength that we are facing the challenges of the future. Now, we want to master the entire value chain, including all upstream and downstream processes such as process engineering and internal logistics. Although we already offer our customers complete turnkey solutions, we still have to buy in components for process engineering. In the future, we want to provide a broader range of products directly from KRONES.

With our internal logistics division, we have expanded our portfolio to include material flow technology, so that we now cover beverage producers' entire process chain from a single source. We intend to further expand this rapidly growing business segment.

KRONES is pursuing a clear strategy for growth.

Process engineering

At KRONES, process engineering means combining system expertise and process technology with microbiological and IT expertise to create a seamless, comprehensive solution for a customer's entire production line. The market for these types of products and services is at least as large as our traditional machinery market – and it is growing at a faster pace. KRONES now intends to increasingly apply the process engineering expertise we have gathered over many years of working with sectors like the brewing industry to other sectors. This expertise serves as a solid basis on which to master the sensitive processes involved in the production of other beverages like soft drinks and dairy drinks.

Alongside efforts underway within the company, KRONES is not ruling out the option of buying in products and expertise. However, we will only acquire profitable companies that carry a reasonable price tag.

Internal logistics

Today's beverage operations must meet high standards for production. Their warehousing and dispatching processes also have to run like clockwork. Several decades of experience in our core business has given us detailed knowledge of the logistical processes involved in beverage plants. And we plan to leverage this knowledge further by expanding our internal logistics division.

KRONES internal logistics offers complete systems that enable companies to streamline and optimise all of their material flows. Our portfolio ranges from plant planning services to warehousing systems like fully automated high-bay warehouses to order-picking and conveyance systems. We also provide all the software to go along with our hardware.

In the industrialised countries, a health and wellness trend is boosting consumption of water and other non-alcoholic beverages. In addition, consumers are becoming increasingly aware of the contents of the beverages they drink and preferring beverages that do not contain preservatives. This trend is driving an increase in demand for cold aseptic filling lines worldwide. KRONES is the leader in this segment.

We are also benefiting from the development of completely new types of beverages, particularly milk and dairy drinks. The variety of packaging types, shapes, and sizes into which these products are filled is enormous, and demand for the corresponding packaging and labelling machines remains equally so.

KRONES' medium-term goals

General goals

- Expand our core business: »bottling lines and packaging technology«
- Strengthen our service business (Lifecycle Services)
- Defend and expand our technology lead
- Streamline processes and boost productivity
- Achieve further growth through acquisitions

Finance and accounting goals

- Annual revenue growth of at least 5% to 10%
- Pre-tax return on sales of at least 7%
- Return on capital employed (ROCE) of at least 20%
- Maintain solid balance sheet ratios and independence from banks

KRONES' strategy

In the future, it will no longer be enough to supply our customers with innovative, high-performing machines and lines for bottling and packaging food and beverage products. Customers are focused not only on the quality of their products but increasingly on the overall costs involved in producing and packaging them. For KRONES, that means we have to shift from being an equipment supplier to being a solutions provider – and that will mean meeting a far more complex set of demands. In order to achieve this shift, we will have to master our customers' entire value chain.

Goals and strategies



»KRONES has grown rapidly in the past few years. And we want to continue this success story for many years to come.«

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Food and beverages – the basis for continued growth for KRONES

As a manufacturer of machines and lines for producing and bottling beverages and liquid foods, KRONES benefits from population growth. Right now, some 6.7 billion people inhabit the earth. And we're adding some 80 million more each year. All of these people want to eat and drink, irrespective of economic cycles.

Drinking water is a limited resource. It must be handled with care. Many people today have no access to clean drinking water because the water that is available is contaminated with sewage. Industrial bottling and packaging of water can solve this problem.

In the developing world, which is where virtually all of the world's population growth is occurring, the need for clean, packaged water is enormous. Certainly, it will take some time before many of these countries are in a position economically to satisfy this need. But demand for our products is already on the rise in these countries.

World population and scarcity of drinking water
Source: Population Action International 2006



Water scarcity 5%
Water stress 7%
Sufficient availability 88%
World population 2005: 6.5bn
Water scarcity 11%
Water stress 26%
Sufficient availability 63%
World population 2025: 7.9bn (medium projection)

Hans-Jürgen Thaus *1949
Deputy Chairman of the Executive Board since 1997.
Finance and Accounting, Controlling, Information Management, and Process Management.

Werner Frischholz *1951
Member of the Executive Board since 2003.
Materials Management, Assembly, Manufacturing, After-Sales Service, and Quality Assurance.

Rainulf Diepold *1955
Member of the Executive Board since 1996.
Sales and Marketing.



The Executive Board

Christoph Klenk *1963
Member of the Executive Board since 2003.
Research and Development, Engineering, and Product Divisions.

Volker Kronseder *1953
Member of the Executive Board since 1989. Chairman since 1996.
Personnel Management and Social Affairs, Corporate Communications.
Volker Kronseder is the oldest son of company founder Hermann Kronseder.




2007
2.5
2.7
2006
2.7
2.7
2005
0.9
1.6
2004
1.6
2.5
2003
-0.1
1.0
European Union (EU 25)
Germany

Source: EU commission

Change in GDP, in %
(Germany and European Union)

Historic boom in the machinery sector

Business is booming in the machinery sector. Exports and domestic sales alike remained extremely high in 2007. The German Engineering Federation (VDMA) revised its forecast for output growth for 2007 sharply upward over the course of the year. At the start of 2007, experts were predicting output growth of 4%. In May, the VDMA raised its growth forecast sharply to 9%. But even that was not enough to keep pace with the real situation, and the VDMA bumped up its output forecast again to 11% at the start of October 2007. At year's end, output totalled €181bn, which is an increase of 11% over 2006. This was the first time since 1969 that the industry achieved double-digit output growth.

The VDMA expects output to expand again in 2008, by around 5%. If this prediction holds, the industry would see its fifth consecutive year of growth. The last time Germany's machinery sector experienced a growth phase of similar intensity was from 1958 to 1962.

The extremely strong business trend is also reflected in the sector's workforce figures. In April 2007, German machinery and industrial equipment manufacturers employed more than 900,000 people for the first time since 2002. At the end of 2007, the sector's workforce totalled 935,000 (2006: 885,000).

Growing packaging machinery market

KRONES operates in a stable growth sector. The market for packaging machinery is growing at an annual rate of around 3%.

KRONES serves the global market for packaging machinery, which has a volume of around €23.5bn and is growing by around 3% each year, virtually independently of economic cycles. The highest demand for packaging machinery comes from the food industry, which accounts for around 40% of all the machines delivered. The beverage industry accounts for around 20%. The pharmaceutical, cosmetics, personal care, and household chemical industries combined account for another 20%. And the remaining 20% of the packaging machines go to other industries such as tobacco and building materials.

For KRONES, the beverage industry is the most important market. We generated around 83% of our revenues through business with breweries, soft drink producers, and mineral springs in 2007. The other 17% of our revenues came from the sale of lines and services to companies in the food, chemical, pharmaceutical, and cosmetics industries.

The greatest demand for packaging systems for the beverage industry is from breweries, soft drink producers, and water bottlers for production in the countries of North and Central America, with the United States topping the list. Japan and China, the world's second and third-largest economies, follow the Americas in terms of demand for packaging machinery, ahead of the countries of Western and Central Europe. While growth rates in the established markets of North America and Europe are now very low, demand in the countries of Asia is growing by as much as 9% each year.

The global market for packaging machinery by application


Pharmaceuticals, cosmetics, personal care, and household chemicals 20%
Other 20%
Beverages 20%
Packaged foods 40%
2007: €23.5bn (estimated)

Demand for packaged beverages is rising steadily

Last year, global consumption of packaged beverages increased 4.0% to more than 848 billion litres. According to estimates, global beverage consumption will grow 3.6% each year on average through the year 2010. For KRONES, this trend is the basis for stable growth in demand for equipment and services for beverage production, bottling, and packaging.

Carbonated soft drinks (CSDs) were the most popular thirst quencher in 2007. These products accounted for 23.3% of the packaged beverages consumed, ahead of water (22.7%) and beer (20.5%). Milk and dairy drinks were very popular in 2007. Their share of total beverage consumption was 17.2%.

Consumption of packaged water is likely to increase sharply, by 6% on average each year through 2010, on the back of a strong trend toward flavoured and functional waters. Since water is primarily packaged in plastic (PET) bottles and KRONES is the global leader for PET, the water market promises us continued outstanding opportunities for growth. Global beer consumption is also expected to grow at 3.5% yearly.

Water is one of the most promising markets, offering high potential for our beverage bottling lines and annual growth rates of 6%.

In North America and Asia, strong health and wellness trends are boosting demand for energy and sports drinks. Consumption of these beverages is expected to increase by 7.2% and 6% on average, respectively. However, energy and sports drinks' share of global beverage consumption is low, just 1.6%. While milk is expected to grow only 2% each year, the smaller dairy drinks segment is likely to expand by 6.6% on average.

Global consumption of industrially packaged beverages, in billions of litres, in 2007


CSDs 197.9 (23.3%)
Alcoholic beverages 218.6 (25.7%)
Milk and dairy drinks 146.2 (17.2%)
Water 192.6 (22.7%)
Juices and juice drinks 54.8 (6.5%)
New drinks 38.6 (4.6%)
2.0%
3.1%
2.7%
6.0%
3.7%
5.9%

2007: 848.7bn litres (estimated)

Average annual growth in % through 2010

China is thirsty

A regional breakdown of the beverage market reveals China as a rapidly growing market. While China accounted for around 97 billion litres or 11.4% of global consumption of packaged beverages in 2007, that share is likely to expand to 13% by 2010. The region of North and Central America will remain the largest individual market by far, though, despite the fact that its growth rate of 1.8% will likely be half that of the rest of the world on average. By contrast, China, Russia and the former CIS states, and the Middle East and Africa will see above-average growth.

Packaged beverages in billions of litres/in %	2007 bn	2007 %	2010 bn	2010 %	Annual growth in %
Central Europe	54.3	6.4	55.7	6.0	0.8
Western Europe	135.8	16.0	143.5	15.0	1.9
Eastern Europe	35.6	4.2	38.7	4.0	2.8
Russia/Central Asia	41.6	4.9	48.1	5.0	5.0
North America/Central America	185.9	21.9	196.4	21.0	1.8
South America	134.9	15.9	152.0	16.0	4.0
China	96.8	11.4	122.7	13.0	8.2
Asia/Pacific (incl. Japan)	116.3	13.7	131.2	14.0	4.1
Africa/Middle East	47.5	5.6	55.7	6.0	5.4
Worldwide	848.7		944.0		3.6

Sources: Euromonitor, company's own research

Plastic is popular

Around 40% of the beverages filled into containers in 2007 were bottled in plastic (PET) packaging. That puts PET far ahead of the former leader among packaging materials, glass, which now accounts for around a quarter of the packaged beverages consumed worldwide. And PET is expected to continue to lead the pack for future growth. While demand for beverages in glass is expected to grow by only 1.4%, PET growth is expected to be nearly 5%.

This trend benefits KRONES as we have been concentrating on PET for years. In 2007, more than three quarters of our revenues came from PET.

Global beverage market, by packaging material, 2007 and 2010

PET will have the highest growth rates among beverage packaging materials in the years ahead.


Other 10.4%
Cans 12.7%
Cartons 11.1%
Glass 25.0%
PET 40.8%
4.8%
4.0%
2.8%
1.8%
1.4%

Total market in 2007

Average annual growth in % through 2010

Around 11% of beverages are packaged in cartons. This packaging segment is likely to grow a solid 4% in each of the coming years, thanks primarily to the growing demand for milk, which is one of the carton's strongest domains. But the volume of milk bottled in plastic is also on the rise.

Cans will likely lose significance. In 2007, they accounted for a scant 13% of the total market. Cans are used primarily for carbonated soft drinks and beer, but consumption of these beverage types is growing slower than average.

KRONES is represented in all major markets

As a global company, KRONES has many lucrative sales markets. In the burgeoning regional economies of China, Asia/Pacific, and Russia, demand for packaged foods and beverages is growing steadily. We intend to utilise this potential by expanding our sales activities in these markets. The following is a review of developments in regions that are important to KRONES.


Japan
€3.02bn (12.9%)
China
€1.98bn (8.4%)
Europe
€6.48bn € (27.6%)
Africa/Middle East
€1.81bn (7.7%)
The Americas
€7.06bn (30.0%)
Russia/CIS
€1.09bn (4.6%)
Asia/Pacific
€2.06bn (8.8%)
2007: €23.5bn

The global market for packaging machinery in 2007 by region, in € bn

China

In China, the market for packaged beverages grew in the double digits in 2007. KRONES is focusing on high-end business here.

China is one of the most rapidly growing economies in the world. China's population of 1.3 billion alone suggests the great potential for our machinery and lines there. The country's thirst for clean, packaged beverages is increasing steadily.

In 2007, the volume of packaged beverages consumed in China was around 97 billion litres. That is a solid 10% more than in 2006. Consumption of packaged beverages in China is likely to increase by 8% each year on average, to around 122 billion litres by 2010. This growth will occur across all beverage types, but milk and dairy drinks, fruit juices, and teas will experience above-average growth. The largest single market, most recently accounting for 39.4% of total consumption, is beer.

Rising demand for packaged beverages is driving the market for bottling and packaging lines. In 2007 the beverage machinery market in China totalled around €700m. However, KRONES is not interested in the entire market. We are staying out of standard business involving technologically simple machines since the local competition is strong and prices correspondingly low in that area. Our domains in China are those that require sophisticated turnkey lines, such as those needed for aseptic beverage filling. Since these machines must meet extremely high quality standards, we do not produce new machines in China nor do we plan to in the future. Local production is limited to only spare parts and handling parts. In 2007 we further expanded the activities of our distribution company, which was established in Taicang in November 2006.

Beverage consumption in China in 2007 and 2010


Milk and dairy drinks 13.0%
Water 15.9%
Juices and juice drinks 6.7%
New drinks* 8.9%
CSDs 9.9%
Alcoholic beverages 45.6%

2007: 97.2 bn litres (estimated)


10.6%
8.3%
9.8%
6.3%
6.4%
7.0%

Average annual growth in % through 2010

* Sports drinks, energy drinks, ready-to-drink coffee and tea

The Americas

North America

North America is the largest single market for packaging systems. However, consumption of packaged beverages in the region will grow by just 1.8% in each of the years ahead. Due to the region's high volume of beverage consumption, most recently at 186 billion litres, and the high 6% growth rate for bottled water, it is still an extremely attractive market. Alongside bottled water, PET is also gaining ground here. Carbonated soft drinks are the most popular thirst quencher in the region, accounting for around one-third of the total volume of packaged beverages consumed.

The North American market is very attractive because of its size. There, demand for bottled water is increasing rapidly. Carbonated soft drinks are the most popular thirst quenchers in North America.

The North American market presents us with some challenges. Although the competition is generally less intense in the US than it is in Europe, the weak US dollar gives local competitors an advantage. We are addressing this challenge by widening our technology lead with more innovations and strengthening our local sales team.

South America

Beverage consumption in South America is expected to increase by around 4% in the years ahead. In 2007, soft drinks accounted for around one-third of the total market of 134 billion litres, followed by water, which accounted for one-quarter of the total. Consumption of bottled water will increase by more than 6% annually through 2010. Consumption of bottled water is especially high in Mexico. Energy drinks like tea and coffee are growing in the double-digits, but will remain niche products in the region.


Milk und dairy drinks 16.1%
Water 22.2%
Juices and juice drinks 5.4%
New drinks 3.1%
CSD 33.0%
Alcoholic beverages 20.0%

2007: 320.9bn litres (estimated)


1.4%
6.1%
1.6%
6.4%
1.1%
2.0%

Average annual growth in % through 2010

Beverage consumption in the Americas (North, Central, and South America) in 2007 and 2010

Europe

Western Europe

Western Europe is the second-largest market for packaged beverages after North America. Last year 135.7 billion litres were consumed in the region. With growth rates of less than 2%, Western Europe is largely a saturated market. Water and niche segments like dairy drinks and sports drinks offer above-average growth rates.

The global trend toward bottled water has advanced the farthest in the countries of Western Europe. Water, most of which is bottled in plastic, now makes up 30.8% of total beverage consumption in the region. Milk comes in second, with a share of 20.6%.

Beverage consumption in Western Europe in 2007 and 2010

Consumption of bottled water is growing steadily in Western Europe.


Milk and dairy drinks 22.1%
Water 30.8%
Juices and juice drinks 6.0%
New drinks 1.7%
CSDs 17.3%
Alcoholic beverages 22.1%

2007: 135.7bn litres (estimated)


1.4%
3.1%
2.2%
6.3%
1.5%
0.5%

Average annual growth in % through 2010

Central Europe

The situation in Central Europe is very similar to that in Western Europe. Here, too, water is the No. 1 beverage, with a share of 25.7%. Total consumption was 54.2 billion litres in 2007. Beer consumption is high, with a share of 22% of the total, but is likely to decline slightly over the next several years. Water and dairy drinks are growing strong at 3.5% and 4.8%, respectively.

Beverage consumption in Central Europe in 2007 and 2010


Milk and dairy drinks 16.1%
Water 25.7%
Juices and juice drinks 8.1%
New drinks 3.7%
CSDs 17.7%
Alcoholic beverages 28.7%

2007: 54.2bn litres (estimated)


0.4%
3.5%
-1.3%
1.6%
1.8%
-0.1%

Average annual growth in % through 2010

Eastern Europe

In the countries of Eastern Europe, in which more than 35 billion litres of packaged beverages were consumed in 2007, beer is still the most popular thirst quencher by far, with a market share of nearly 30%. More and more, beer is being bottled in PET in Eastern Europe. Here too, bottled water is the fastest growing beverage, with annual growth rates of 5.7%. That is nearly twice the rate of growth for the beverage market as a whole. Therefore, water's share of total beverage consumption will likely grow from 21.9% now to 23.7% by 2010.


Milk and dairy drinks 14.0%
Water 21.9%
Juice and juice drinks 9.0%
New drinks 1.1%
CSDs 18.1%
Alcoholic beverages 35.7%

2007: 35.3bn litres (estimated)


0.7%
5.7%
3.7%
9.4%
1.9%
2.3%

Average annual growth in % through 2010

Beverage consumption in Eastern Europe in 2007 and 2010

Alcoholic beverages are popular in Eastern Europe, but bottled water is growing faster.

Russia/CIS

This region continues to offer attractive opportunities for the packaging machinery industry. Beverage volumes in Russia and the CIS states will likely increase from 41.5 billion litres in 2007 to around 48 billion litres in 2010, for an annual increase of 5%. Consumption of bottled water will increase sharply, by 9.2% annually. In Russia, more than 80% of bottled water is packaged in PET.

In Russia and the countries of the former Soviet Union, beer consumption accounts for 34.4% of total consumption of packaged beverages. In the CIS states, beer is increasingly being bottled in PET. Beer consumption will grow slightly more slowly than the overall beverage market in the future. By contrast, consumption of fruit juices is expected to increase by more than 8%.


Milk and dairy drinks 13.2%
Water 14.9%
Juice and juice drinks 9.5%
New drinks 0.5%
CSDs 16.4%
Alcoholic beverages 45.6%

2007: 41.5bn litres (estimated)


1.8%
9.2%
8.4%
9.6%
4.3%
3.9%

Average annual growth in % through 2010

Beverage consumption in Russia and Central Asia in 2007 and 2010

Consumption of packaged beverages, especially bottled water, is rising fast in Russia.

Asia/Pacific and Japan

Demand for packaged beverages in this sales region is growing at an average rate of 4.2% per year. Water not only occupies the largest share – just under a quarter – of the total volume of 116.4 billion litres. It also has the highest growth rate (7.5%). Milk accounts for 18.8% of total beverage consumption, with demand growing 4.6% annually.

In terms of packaging materials, plastic is steadily gaining ground, growing 5.7% each year. Glass and cans are growing at below-average rates.

Beverage consumption in the Asia-Pacific region in 2007 and 2010

Bottled water is also an attractive growth market in the Asia/Pacific region.


Milk and dairy drinks 22.8%
Water 24.4%
Juice and juice drinks 5.4%
New drinks 11.5%
CSDs 14.5%
Alcoholic beverages 21.4%

2007: 116.4bn litres (estimated)


4.5%
7.5%
3.6%
2.9%
1.4%
2.2%

Average annual growth in % through 2010

Middle East and Africa

Although the Middle East and Africa are racked by political instability, total consumption of 47.5 billion litres in 2007 and 5.4% growth puts them among the emerging markets for packaged beverages. Carbonated soft drinks are the top beverage segment in Africa and the Middle East, with a share of almost 40%.

But here too, water is the fastest-growing beverage segment, with 9.5% growth. Water is also the second-most popular beverage, accounting for 20.2% of total beverage consumption. Plastic bottles are becoming an increasingly popular packaging choice in the region.

Beverage consumption in Africa and the Middle East in 2007 and 2010

Carbonated soft drinks (CSDs) are popular in the Middle East and Africa.


Milk and dairy drinks 11.9%
Water 20.2%
Juice and juice drinks 8.2%
New drinks 0.7%
CSDs 39.7%
Alcoholic beverages 19.3%

2007: 47.5bn litres (estimated)


3.5%
9.5%
6.3%
9.6%
4.7%
3.1%

Average annual growth in % through 2010

Sources: Euromonitor International, VDMA, company's own research



Moscow – the heart of Russia



Moscow is Europe's most populous city and the political, economic, and cultural centre of Russia. UNESCO designated the Kremlin and Red Square a World Heritage site in 1990. St. Basil's Cathedral, with its many onion-shaped domes, is the most famous of Moscow's 600 churches. The world's largest country in terms of area, Russia spans more than 9,000 km from the Baltic Sea and the Black Sea across Easter Europe and Siberia to the Pacific Ocean and stretches from the Arctic in the north and east to the Black Sea coast in the south. The majority of this ethnically diverse country's inhabitants live in the European portion, which has asserted itself as a modern industrialised nation since the collapse of the Soviet Union and the transition from a planned economy to a market economy.





A country on a large scale



As the Russian economy has gained strength, industrial output has also increased. The beverage market is reacting to growing demand by rapidly building new breweries and bottling plants. Nadeshda Fomina, head of KRONES' branch office in Moscow, is reporting annual increases in beverage consumption of more than five percent – and even more than nine percent for water and fruit juices. But alcoholic beverages are still far and away the top seller here. Russia is a high-volume market in two respects. First, beer consumption accounts for one-third of total beverage consumption, the highest share in the world. Second, PET bottles, which are very popular in Russia, come in 1.5 litre and 2.5 litre volumes that correspond to the country's size.



8,084
9,192
10,123
11,681

Spirits consumption in Russia, in million litres






2007
2,156
2006
1,911
2005
1,695
2004
1,514
2003
1,435

KRONES GROUP sales, in € m

KRONES in figures

- Sales up 12.8% to €2,156.0m
- Record net profit of more than €100m
- Continued sound financial structure

KRONES continues growth trend

KRONES ended 2007 with new records for all key performance figures. Sales and earnings were up for the eighth consecutive year, once again demonstrating KRONES' outstanding position as the world's fast-growing market leader.

Sales

Sales up 12.8% year-on-year, to €2,156.0m

Demand for KRONES lines was high once again in 2007.

In 2007, KRONES' sales swept well past the €2bn mark, with revenues climbing 12.8% to €2,156.0m. This strong growth was driven primarily by an unabated increase in demand for packaging machinery, a long-standing uptrend that has been almost entirely independent of economic cycles. Since KRONES offers the entire spectrum of products and services for the construction of bottling plants, we benefited more than proportionately from the trend among international beverage companies toward building new plants in regions like Eastern Europe and Africa.

In rapidly growing economies like China, Vietnam, and Russia, revenues were up sharply over the previous year. Moreover, there are regions around the world, such as South America, in which little has been invested for years and which now have considerable catching up to do. The capital spending freeze is beginning to thaw in these regions. The growing trend toward packaging beverages in plastic (PET) bottles remained strong in 2007. Beer in PET is on the rise in countries like Romania and the CIS states. Our business in Germany also benefited from the continued PET boom. *Details are under »Sales by region« (p. 53).*

KRONES GROUP sales, in € m


2007
2,156
2006
1,911
2005
1,695
2004
1,514
2003
1,435

HGB through 2003, IFRS FROM 2004 onward

Sales by segment

»Machines and lines for product filling and decoration,« our largest and most profitable segment, increased sales 10.0% to €1,806.0m in 2007. The segment contributed 83.8% of consolidated sales.

At €276.1m, revenues in the »Machines and lines for beverage production/process technology« segment outperformed the year-earlier figure by 40% and contributed 12.8% of consolidated sales.

KRONES GROUP sales breakdown by segment


Machines and lines for product filling and decoration 83.8% (€1,806.0m)
Machines and lines for beverage production/ process technology 12.8% (€276.1m)
Machines and lines for the low output range (KOSME) 3.4% (€73.8m)

Sales 2007: €2,156.0m


Machines and lines for product filling and decoration 85.9% (€1,641.3m)
Machines and lines for beverage production/ process technology 10.3% (€197.3m)
Machines and lines for the low output range (KOSME) 3.8% (€72.2m)

Sales 2006: €1,910.8m

KOSME, our smallest segment contributing 3.4% of overall sales in 2007, increased sales 2.2% to €73.8m.

Further information can be found in the section »Reports from the segments,« which begins on p. 68, and under segment reporting on p. 10 of the consolidated financial statements.

Sales by region

Business in Germany developed very dynamically in 2007, following a sharp increase in revenues in 2006 owing to new legislation for bottle deposits. Sales increased 20.4% to €347.5m. Our new internal logistics division completed a number of significant projects. In the rest of the Central Europe sales region (excluding Germany), sales remained level at €74.2m in 2007.

Western Europe remained the biggest market for KRONES, with a share of around 19% of total sales. Competition is intense in the region, but we gained market shares in 2007 and increased sales 13.2% to €408.5m. The health and wellness trend, which is increasing demand for »functional« foods and beverages (that is, foods and beverages that may provide a health benefit beyond basic nutrition) is driving growth in Western Europe. These products must be bottled under aseptic conditions. And KRONES is the technology leader in this area.

In North and Central America, revenues declined 13.3% compared with 2006 to €307.3m. We had generated higher than usual sales revenues in the region in 2005 and 2006 and were therefore prepared for a decline in business volume in 2007. The weak dollar also resulted in more orders going to regional niche providers.

Sales in the China/Japan sales region increased in 2007. Compared with 2006, sales revenues were up nearly 48% to €126.9m. More and more large beverage producers are entering the Chinese market and setting up new plants there. KRONES is concentrating on the high-end segment in China since the local competition for technologically less sophisticated machinery is very intense. Most of the cold aseptic filling lines for beverages like milk and juice that we sold in 2007 went to China.

Our business in Japan picked up speed again in 2007 after a long dry spell. For instance, we delivered an aseptic line to Japan for the Nestle Group.

KRONES also benefited from strong economic growth in South America. At €202.6m, sales in the South America/Mexico sales region were up 50% on the year-earlier figure of €135.1m. Our subsidiary KOSME, which delivers lines for the low output range, is very active in South America. Demand for our machines for producing plastic bottles was especially high in Brazil in 2007.

KRONES GROUP sales by region

KRONES generated 84% of its sales revenues outside Germany.


Europe 46%
China/Japan 6%
Americas 24%
Asia/Pacific 7%
Russia/CIS 7%
Middle East/Africa 10%

Sales 2007: €2,156.0m


Europe 44%
China/Japan 4%
Americas 26%
Asia/Pacific 9%
Russia/CIS 8%
Middle East/Africa 9%

Sales 2006: €1,910.8m

KRONES sales revenues in the Africa/Middle East sales region were up a solid 28% to €213.2m. The African continent is becoming increasingly interesting for international beverage companies. Machines and lines with high-quality technology are in demand there. The countries of the Middle East are also attractive markets, although the political risks remain high.

We were very successful in Eastern Europe in 2007. In particular, high demand for turnkey lines for bottling beer in PET pushed sales up 56% to €181.8m. Romania was by far the most dynamic market for KRONES. But business also picked up considerably in Albania, where the economy as a whole is experiencing rapid growth.

The 14.3% year-on-year decline in sales in the Asia/Pacific region to €150.6m can be attributed to the fact that a number of large-scale projects had made for extremely high sales revenues in 2006. KRONES was among the companies that benefited from the capital spending boom in Vietnam in 2007, where many new bottling plants are being built.

At €143.4m, sales in the Russia/CIS (former Soviet Republics) region fell around 6% short of the year-earlier figure. The decline in revenues here is less severe than expected. Initially, Russia had planned to introduce a general import tax in 2007, which resulted in many companies pushing capital spending projects ahead to 2006. KRONES' sales tripled during this time. Given the extraordinarily high year-earlier figure, we expected a sharp year-on-year decline in revenues. The fact that certain capital goods, including our lines, were spared the import tax in 2007 had a positive impact on our business with Russia.

In the CIS states, demand for PET bottling lines for beer was high. We saw growing interest from Kazakhstan in 2007. That was due in part to the fact that the strong economic upturn that has been ongoing in Russia and the CIS states for some time is now spreading to other former Soviet republics.

Sales by industry

Sales revenues generated through business with soft drink, water, and juice producers were up 16.8% in 2007 to €1,015.5m (previous year: €869.5m). The impressive revenue gain is primarily a reflection of the continued strong growth of bottled water. This segment's share of total revenues grew 45.5% to 47.1%.

The highest percentage growth within our customer industries in 2007 was with producers and bottlers of alcoholic beverages. At €769.7m (previous year: €600.0m), revenues with this segment were up 28.3%. A significant share of this increase came as a result of brisk demand from Vietnam, where many new breweries have been and continue to be built. The »alcoholic beverages« segment's share of consolidated sales grew from 31.4% to 35.7%.

The weakest sales development in the past fiscal year was in the non-beverage segment (food, chemicals, pharmaceuticals, and cosmetics). Sales revenues shrank 16% to €370.8m (previous year: €441.4m), due primarily to lower year-on-year sales to the dairy industry. While dairies had invested heavily in years past, the industry held back with capital expenditures in 2007. We expect business with this segment to pick up again. The non-beverage segment contributed 17.2% to consolidated sales (previous year: 23.1%).


Alcoholic beverages 36%
Food, chemicals, pharmaceuticals, cosmetics 17%
Soft drinks, water 47%
Sales 2007: €2,156.0m
Alcoholic beverages 31%
Food, chemicals, pharmaceuticals, cosmetics 23%
Soft drinks, water 46%
Sales 2006: €1,910.8m

KRONES GROUP sales by industry

New orders and orders on hand

New orders far exceed revenues

New orders were up 16.9% to €2,300.2m (previous year: €1,967.1m) in 2007. That puts new orders acquired during the reporting period well above revenues (€2,156.0m) and provides a solid basis for continued growth. Strong demand for turnkey lines worldwide was one factor driving the inflow of new orders. Another factor was the fact that our improvements to existing products as well as our new products were well received by customers. The price quality of the orders received was also much improved. Orders inflow was strong from all regions but the US. Order intake from Asia was especially high. For example, we received an order for 20 stretch blow-moulders from a customer in China in the fourth quarter of 2007.

KRONES GROUP new orders, in € m

Order intake was very strong in 2007.


2007
2,300
2006
1,967
2005
1,736
2004
1,554
2003
1,441

HGB through 2003, IFRS FROM 2004 onward

Comfortable orders backlog

Orders on hand at 31 December 2007 totalled €890.9m. That is 19.3% higher than at the same point in 2006 (€746.7m). Accelerated customer demand has enabled us to build up a comfortable orders cushion despite shorter production lead times. The large backlog gives us added planning security for the months ahead.

KRONES GROUP orders on hand, in € m

Our orders backlog ensures planning security.


2007
891
2006
747
2005
691
2004
649
2003
619

HGB through 2003, IFRS FROM 2004 onward

KRONES GROUP earnings situation

KRONES GROUP earnings structure, in € m

	2007	2006	Change
Sales revenues	2,156.0	1,910.8	12.8%
Changes in inventories of finished goods and work in progress	77.9	45.6	70.8%
Total operating revenue	2,233.9	1,956.4	14.2%
Goods and services purchased	-1,186.1	-1,003.3	18.2%
Personnel expenses	-599.5	-563.3	6.4%
Other operating income (expenses) and own work capitalised	-250.5	-232.0	8.0%
EBITDA	197.8	157.8	25.3%
Depreciation, amortisation, and write-downs on non-current assets	-47.6	-49.8	-4.4%
EBIT	150.2	108.0	39.1%
Financial income (expense)	3.4	1.6	113.0%
EBT	153.6	109.6	40.1%
Taxes on income	-51.8	-32.1	61.4%
Net income	101.8	77.5	31.4%

A look at the abridged income statement of the KRONES GROUP clearly shows a further considerable improvement in earnings in 2007.

Earnings were up nearly 13% to €2,156.0m for the reporting period, far surpassing the €2bn mark. Our earnings have more than doubled over the past eight years. Our €890.9m orders backlog resulted in a 70.8% increase in inventories of finished goods and work in progress for specific orders to €77.9m.

The ratio of spending for goods and services purchased (€1,186.1m) to total operating revenue (€2,233.9m) is 53.1%. The 18.2% increase in spending for goods and services purchased is due primarily to higher raw materials prices and increased use of temporary workers. The use of temporary workers enables us to react flexibly to spikes in orders without increasing our fixed costs.

Personnel expenses increased 6.4% to €599.5m, far less than proportionately to the 14.2% increase in total operating revenue. As a result, our ratio of personnel expenses to total operating revenue decreased from 28.8% to 26.8%, highlighting the positive impact of KRONES' flexible employment and pay system.

Other operating income and expenses and own work capitalised also rose less sharply than total operating revenue. This item, which increased only 8.0%, includes in particular travel and freight expenses required for operations. With our export ratio at nearly 84% and sales generated outside Germany up by 11.5%, this less-than-proportionate increase is a positive contribution to increasing efficiency.

KRONES GROUP EBITDA and EBIT

Earnings before interest, taxes, and depreciation and amortisation (EBITDA) improved 25.3% to €197.8m in 2007 (previous year: €157.8m). The EBITDA margin, expressed as a percentage of consolidated sales, rose from 8.3% to 9.2%. Depreciation and amortisation were down €2.2m from the previous year to €47.6m, so that earnings before interest and taxes (EBIT) jumped 39.1% to €150.2m (previous year: €108.0m). Our EBIT margin improved to 7.0% (previous year: 5.7%).

KRONES GROUP EBITDA, in € m


2007
197.8
2006
157.8
2005
136.8
2004
146.5
2003
145.2

HGB through 2003, IFRS FROM 2004 onward

KRONES GROUP EBIT, in € m


2007
150.2
2006
108.0
2005
90.2
2004
101.2
2003
105.1

HGB through 2003, IFRS FROM 2004 onward

KRONES GROUP EBT

Financial income, which comprises primarily profit transfers and the positive interest effect of net cash and cash equivalents, totalled €3.4m for the reporting period (previous year: €1.6m), boosting earnings before taxes 40.1% to €153.6m.

KRONES improved its margins considerably in 2007.

At 7.1%, our EBT margin is far improved over the previous year's 5.7% and falls within our margin target of at least 7%. Internal measures aimed at boosting cost-effectiveness have taken hold. In addition, the strong business trend within the industry enabled us to demand better prices for our machines and lines than we could a year earlier.

KRONES GROUP EBT, in € m


2007
153.6
2006
109.6
2005
91.2
2004
99.9
2003
111.4

HGB through 2003, IFRS FROM 2004 onward

KRONES GROUP net income

KRONES passed the €100m mark for net income for the first time in 2007. At €101.8m, net income was up 31.4% on the previous year (€77.5m). That means net income grew considerably faster than it had in previous years. The gain in net income was smaller than the gain in EBT because the 2006 tax rate had been only 29.3% due to one-time tax effects. In 2007, the tax rate was 33.7%. In the future, the tax rate will likely be around 30% as KRONES will benefit from the reform of the corporate income tax law in Germany.


2007
101.8
2006
77.5
2005
63.4
2004
62.0
2003
60.4

KRONES GROUP net income, in € m

HGB through 2003, IFRS FROM 2004 onward

Earnings per share

The company carried out a 3-for-1 share split on 22 August 2007. The resulting volume of KRONES shares outstanding is 31,593,072. The previous years' figures for earnings per share have been adjusted accordingly. Last fiscal year, earnings per share climbed 32.7% from €2.45 to a news record of €3.25.


2007
3.25
2006
2.45*
2005
2.00*
2004
1.95*
2003
1.91*

KRONES GROUP earnings per share, in €

HGB through 2003, IFRS FROM 2004 onward *On 31,593,072 shares

Cash flow statement

KRONES GROUP financial structure, in € m

	2007	2006	Change
EBT	153.6	109.6	40.1%
Cash flow from operating activities	104.3	86.9	20.0%
Cash flow from investing activities	-88.2	-64.2	37.4%
Free cash flow	16.1	22.7	-29.1%
Cash flow from financing activities	-18.6	-18.9	-1.6%
Net change in cash and cash equivalents	-2.5	3.8	
Change in cash and cash equivalents arising from exchange rates	-1.4	-2.6	-46.2%
Cash and cash equivalents at the beginning of the period	57.7	56.5	2.1%
Cash and cash equivalents at the end of the period	53.8	57.7	-6.8%

Cash flow from operating activities at KRONES improved by almost one-fifth in 2007, from €86.9m to €104.3m. The increase resulted primarily from higher EBT of €153.6m (previous year: €109.6m) and a smaller increase in trade receivables compared with 2006. Inventories were up €118.4m at the balance sheet date for 2007. This is because the share of large, turnkey plants increased during the reporting period and, consequently, so did inventories of finished goods and works in progress. Working capital decreased to less than 30% in relation to sales.

Tax prepayments had a negative impact on cash flows from operating activities. In the previous year, KRONES benefited from a one-time tax effect arising from the corporate income tax reform and had to pay only €14m in corporate income taxes. In 2007, those tax payments were around €57m.

KRONES GROUP cash flow from operating activities, in € m


2007
104.3
2006
86.9
2005
62.4
2004
95.5
2003
83.4

HGB through 2003, IFRS FROM 2004 onward

We were able to finance our €97.5m in capital spending from our cash flow from operating activities. Capital expenditures were up 25.5% in 2007. The lion's share of this spending, €77.2m, went to property, plant, and equipment. Most of this went into the new technology centre and the logistics centre in Neutraubling and into a new production hall in Nittenau. We also purchased production machinery.


2007
97.5
2006
77.7
2005
78.3
2004
60.4
2003
51.8

KRONES GROUP capital expenditures, in € m

HGB through 2003, IFRS FROM 2004 onward

Free cash flow, that is cash flow from operating activities less net capital expenditure, was down in 2007, to €16.1m (previous year: €22.7m). The reason for the decrease was the high level of capital expenditure as mentioned above. We expect free cash flow to improve in 2008 on the back of increasing cash flows from operating activities and unchanged capital expenditures.

In June 2007, we paid our shareholders a total dividend of €16.9m for fiscal 2006.


2007
22.1
2006
16.9
2005
14.7
2004
13.7
2003
11.9

KRONES GROUP dividend payout, in € m

HGB through 2003, IFRS FROM 2004 onward

Taking into account changes due to exchange rates, cash and cash equivalents decreased from €57.7m in 2006 to €53.8m at the end of 2007.


2007
53.8
2006
57.7
2005
56.5
2004
75.4
2003
55.3

KRONES GROUP cash and cash equivalents, in € m

HGB through 2003, IFRS FROM 2004 onward

Assets and capital structure

	2007	2006	2005	2004	2004	2003
	IFRS	IFRS	IFRS	IFRS	HGB	HGB
Non-current assets	475	430	403	382	290	306
of which property, plant and equipment, intangible assets, and financial assets	422	374	357	335	263	272
Current assets	1,209	1,042	880	828	704	564
of which cash and equivalents	54	58	57	75	75	56
Equity	708	629	572	526	483	435
Total debt	976	843	711	684	511	435
Non-current liabilities	155	147	155	151	–	–
Current liabilities	821	696	556	533	–	–
Balance sheet total	1,684	1,472	1,283	1,210	994	870

The KRONES GROUP's balance sheet total rose at virtually the same pace as sales revenues and was up 14.4% year-on-year to €1,684.0m at 31 December 2007 (previous year: €1,472.3m).

The higher balance sheet total reflects KRONES' increased business volume.

Property, plant and equipment, intangible assets, and financial assets grew from €374.2m to €422.1m. At just under €350m, property, plant and equipment was up 14.3% (previous year: €305.5m). This increase is due in large part to KRONES' new technology centre in Neutraubling, which we moved into at the end of 2007.

A detailed presentation of changes in property, plant and equipment, intangible assets, and financial assets can be found on page 12 of the consolidated financial statements.

Non-current assets totalled €475.2m (previous year: €429.7m).

Current assets were up 15.9% to €1,208.8m. Inventories saw the greatest increase, up 30.6% to €505.5m at the 2007 reporting date. This increase is due primarily to the fact that KRONES had a large share of finished machines and lines that had not yet been delivered as of the reporting date. Trade receivables were up around 8% to €583.7m (previous year: €540.9m), which means they grew far more slowly than sales revenues.

The KRONES GROUP had cash and cash equivalents of €53.8m at 31 December 2007 (2006: €57.7m).

In all, current assets now account for 71.8% of total assets (previous year: 70.8%).

Equity totalled around €708m, for an equity ratio of 42.0% for the group at 31 December 2007 (previous year: 42.7%). KRONES' equity ratio is considerably higher than the industry average. Thus, the KRONES GROUP maintained a very favourable ratio of debt to equity.

Non-current liabilities, primarily provisions for pensions and other provisions, increased from €147.6m to €154.6m. KRONES had no significant bank debt at the balance sheet date. At €821.5m, current liabilities were 18% higher than a year earlier (€696.0m). This increase resulted largely from higher prepayments received, which were up from €190.2m to €286.0m. Trade payables also increased.

KRONES has no significant bank debt and therefore has considerable leeway for investing in continued growth.

Net cash and cash equivalents (cash and cash equivalents less bank debt) amounted to €52.9m at the balance sheet date (previous year: €56.8m). That gives the company financial leeway for further investment.

Return on capital employed (ROCE)

The return on capital employed (ROCE), which is the ratio of EBIT to average net tied-up capital (total assets less interest-free liabilities and other interest-free provisions), improved to 20.2% in 2007 (2006: 16.1%). With this, we have achieved our ROCE target of at least 20%. This was largely thanks to the sharp EBIT increase.


2007
20.2
2006
16.1
2005
14.7
2004
18.0
2003
22.5

KRONES GROUP ROCE, in %

HGB through 2003, IFRS FROM 2004 onward

China – rising with tradition and discipline



There is no doubt that China is on its way to becoming the world's most important economic power. The world's most populous country, with more than 1.3 billion inhabitants, has risen – and continues to rise – in an unparalleled fashion. The economy has been growing at annual rates of more than 10 percent for years, with all the associated growing pains.

The »Empire of the Middle« has helped shape world culture for nearly 4,000 years. The written Chinese language, which consists of a thousand characters, is considered the oldest writing system still in use today. Moreover, traditional Chinese medicine, cuisine, architecture, and martial arts are all well known around the world. China's influence in all areas of economy, politics, and culture will continue to grow.







Speaking the market's language



China is one of the most promising markets for KRONES. Volker Kronseder, Chairman of the Executive Board of KRONES predicted this many years ago: »If there is a market of the future for the beverage industry, it is China.« KRONES now has four sites in China: branch offices in Beijing, Hong Kong, and Shanghai and a service centre in Taicang. From her office in China's top commercial and port city, Shanghai, KRONES staff member Lei Lei coordinates the company's market communications. She has one very clear message: Although the volume of beverages sold in China is already impressive – China is long since the world's largest beer producer and bottled water is growing at 9% annually – the low level of per capita consumption means there is still enormous potential for further growth.



22,116
15,149
8,368
3,401

Water consumption in China, in millions of litres






2007
8.7
2006
6.7
2005
7.2
2004
7.5

Return on sales in the »product filling and decoration« segment, in %

Reports from the segments

- Profitability far improved in core »product filling and decoration« business
- Break-even result in »beverage production/process technology«
- KOSME slips into the red

The KRONES GROUP

We are currently the world leader in our core business area – bottling and packaging beverages. It is from this position of strength that we are facing the challenges of the future. Now, we want to master the entire value chain, including all upstream and downstream processes such as process engineering and internal logistics. Although we already offer our customers complete turnkey solutions, we still have to buy in components for process engineering. In the future, we want to provide a broader range of KRONES products.

With our internal logistics division, we have expanded our portfolio to include downstream material flows, so that we now cover beverage producers' entire process chain from a single source. We intend to further expand this rapidly growing business segment.

KRONES GROUP segments and product divisions

Machines and lines for product filling and decoration	Machines and lines for beverages production/process technology	Machines and lines for the low output range (KOSME)
Systems engineering Labelling technology Inspection technology Filling technology Cleaning technology Plastics technology Packing and palletising technology Conveyor technology	Brewhouse and filtration technology Information technology Internal logistics Product treatment technology	Labelling technology Filling technology Plastics technology Packing and palletising technology Conveyor technology

The KRONES GROUP's business activities are divided into three segments.

»Machines and lines for product filling and decoration« comprises the system engineering, labelling, filling, inspection technology, cleaning, plastics, packing and palletising, and conveyor technology divisions.

»Machines and lines for beverage production/process technology« comprises our process engineering, pasteurisation technology, and internal logistics divisions.

KOSME is our third segment, providing »machines and lines for the low output range«.



Segment 1
Product filling and decoration
Segment 2
Beverage production/ process technology
Segment 3
Low output range (KOSME)
Brewhouse and filtration technology
Product treatment technology
Cleaning technology
Pasteurisation technology
Plastics technology
Inspection technology
Plastics
Conveyor technology
Systems engineering
Information technology
Conveyor technology
Filling technology
Inspection technology
Filling technology
Labelling technology
Inspection technology
Labelling technology
Packing and palletising technology
Packing and palletising technology
Internal logistics

Product filling and decoration

This is our core business area and by far our largest segment, offering machines and complete lines for filling, packaging, labelling, and moving products.

Sales revenues

Sales in this segment increased 10.0% to €1,806.0m (previous year: €1,641.3m) in 2007. Contributing to this growth were high demand for machines for cold-aseptic beverage filling and a continued rise in demand for PET bottle production and filling lines.

Several large-scale orders pushed revenues in Germany up nearly 19% to €319.2m. Business in Germany accounted for 17.7% of segment revenues in 2007, up from 16.4% the previous year.

»Machines and lines for product filling and decoration« contributed 83.8% of consolidated sales (2006: 85.9%).

Sales in product filling and decoration


Germany
17.7% (€319.2m)
Rest of Europe
35.0% (€632.4m)
Other regions
47.3% (€854.4m)
Sales 2007: €1,806.0m
Germany
16.4% (€269.0m)
Rest of Europe
35.4% (€580.2m)
Other regions
48.2% (€792.1m)
Sales 2006: €1,641.3m

Segment earnings

»Machines and lines for product filling and decoration« is not only our largest segment. It is also our most profitable one. Because we have streamlined our production processes and price quality was better in 2007, profitability increased considerably despite higher costs for materials. The EBT margin, the ratio of earnings before taxes to sales, advanced from 6.7% to 8.7%. In absolute figures, earnings before taxes increased 43.0% to €157.3m (2006: €110.0m).

Return on sales (EBT to sales), in %


2007
8.7
2006
6.7
2005
7.2
2004
7.5

New BLOC is in high demand

At the K trade fair in Düsseldorf, we unveiled yet another KRONES BLOC innovation, the new blow-moulder-filler BLOC.

The Contiform S14 PET stretch blow-moulder's modular heating unit is BLOC-synchronised with a filler. In this system, the blow-moulded single-use PET bottles are transferred directly from the KRONES Contiform to the filler. This eliminates long, costly stretches of conveyors and significantly reduces the risk of the PET containers becoming dirty or contaminated.



The Contiform S14 is KRONES' hottest-selling stretch blow-moulder.

The enthusiastic response of trade fair visitors gives us confidence that the new blow moulder-filler BLOC will seamlessly carry on the successes of the past. Demand for BLOC-synchronised equipment has been high for many years now thanks to the many advantages it provides.

10 years of KRONES Contiform

The KRONES Contiform, which produces PET bottles, celebrated its 10th anniversary in 2007. Development of the machine began in early 1997 and the first Contiform 16 Compact was unveiled at the drinktec-interbrau trade fair in September of the same year. The machine has evolved steadily since then. Thanks to the strong trend toward PET bottles, plastics technology now contributes a significant share of growth at KRONES.

Smartronic for the lower output range

Maintaining high standards of safety in filling is equally crucial for smaller breweries and beverage producers. That is why KRONES developed the Smartronic 714 – a new empty bottle inspector capable of checking up to 18,000 containers per hour – specifically for small and mid-sized customers. Before the bottles are filled, the Smartronic 714 uses state-of-the-art technology to check them for residues, contaminants, and structural integrity. It also saves all the relevant data needed by the bottling plant for product liability purposes.



The Smartronic 714 is specially designed for small and mid-sized customers.

Beverage production/process technology

This segment includes our brewhouse and filtration technology for customers like breweries as well as our pasteurising technology. Equipment used for treating sensitive beverages like milk and for producing dairy drinks and fruit juices also falls under process technology. KRONES internal logistics offers systems and services that enable companies to make all of their material flows more efficient.

Sales revenues

Strong sales growth of 40% to €276.1m in 2007 (previous year: €197.3m) highlights just how attractive the market for process engineering is. Many new breweries have been built in regions like Asia and Africa, and KRONES has supplied the brewhouse and filtration technology for several of them. We also recorded continued growth outside the beer market. The segment increased its share of consolidated sales from 10.3% to 12.8%.

Sales in beverage production/process technology


Germany
9.2% (€25.3m)
Rest of Europe
44.8% (€123.8m)
Other regions
46.0% (€127.0m)

Sales 2007: €276.1m


Germany
8.3% (€16.4m)
Rest of Europe
40.1% (€79.1m)
Other regions
51.6% (€101.8m)

Sales 2006: €197.3m

Segment earnings

After chalking up the first successes of our restructuring measures in 2006, the segment improved earnings even further in 2007. Earnings before taxes progressed from –€3.6m to –€0.1m. We are sticking to our strategy of advancing our own value added within and outside the beer market in order to boost margins further.

Return on sales (EBT to sales), in %


2007
0.0
2006
-1.9
2005
-7.5
2004
0.7

KRONES filling and process engineering pilot plant

Our state-of-the-art filling and process engineering pilot plant in Neutraubling provides a scientific basis for new process engineering methods and trials. Here, we treat and fill beverages and other liquid products under live production conditions – for example, to try out new formulas in small batches. In this way, we can work together with our customers to test the production, optimal processing, and filling of their products in a manner specific to each of their needs in a test run.



Treating and filling beverages and other liquid products under live production conditions for trial purposes.

100th Stromboli delivered

Right in time for the BRAU 2007 in Nuremberg, KRONES celebrated a special jubilee – the 100th Steinecker Stromboli wort boiling system sold. This number is even more impressive considering that the Stromboli only hit the market in 2003. The jubilee Stromboli, which was on display at the KRONES booth, generates 150 hl of hot wort per brew and was delivered to the Bergquell brewery in Löbau, Germany. The system is part of an expansion project in which the mid-sized brewery built a new brewing line.



In the past five years, our Stromboli wort boiling system has become a veritable success story.

KRONES' first solar brewery goes into operation

With the extensive construction approval process now complete, KRONES' concept for using solar-generated process heat in the privately owned Hofmühl brewery in Eichstätt, Germany, is now being implemented. In the first stage, the two project partners are building a solar heat system with 1,000 m² of collectors. The system will go into operation in early 2008 and will later be expanded to 3,000 m². In all, the solar heat energy will replace around 60% of the heating oil previously used to generate process heat. KRONES is supplying all of the engineering, the process controls, and the collectors. The project is supported by Germany's Federal Ministry for the Environment, Nature Conservation, and Nuclear Safety.

Lower output range (KOSME)

Our subsidiary KOSME offers a product range similar to that of our »machines and lines for product filling and decoration segment«, but for less demanding applications. KOSME serves customers with smaller operations, which perfectly complements KRONES' primary business.

Sales revenues

At €73.8m, sales in our smallest segment were up only slightly over the previous year's €72.2m. The segment contributed 3.4% to consolidated sales in 2007. While demand for turnkey filling lines increased, demand for individual machines declined. As usual, KOSME did most of its business in Southern Europe, particularly its home market of Italy. But KOSME also received several larger orders from South America.

Sales in the lower output range (KOSME)


Other regions
25.9% (€19.1m)
Germany
4.0% (€3.0m)
Rest of Europe
70.1% (€51.7m)
Sales 2007: €73.8m
Other regions
32.4% (€23.4m)
Germany
4.6% (€3.3m)
Rest of Europe
63.0% (€45.5m)
Sales 2006: €72.2m

Segment earnings

The earnings situation at KOSME was entirely unsatisfactory in 2007. Earnings before taxes shrank from €3.3m in 2006 to -€3.7m in 2007. KOSME deviated from its original strategy of focusing on less sophisticated, standardised machines in 2007, instead accepting orders that required the production of costly prototypes. The Executive Board of KRONES took action to stop this trend. For 2008, KOSME is targeting a break-even result.

Return on sales (EBT to sales), in %


2007
-5.0
2006
4.6
2005
2.0
2004
4.1

KOSME is strategically important for KRONES

KOSME provides the perfect complement to KRONES' product range. In this segment we offer machines and lines that are specially tailored to the production requirements of smaller operations. KOSME gives us access to customers who are out of reach for KRONES' large, high-performance machines. In addition, KOSME bolsters our position in sectors outside the beverage industry and in regions like Southern Europe, where KRONES is not as heavily represented.

KOSME offers just the right machines for customers wanting to ease into bottling their beverages in PET. Once the customer's volume increases and pushes the limits of the existing machinery pool, a larger KRONES filling line becomes interesting.

KOSME 's first rotary stretch blow-moulder

Over the past several years, KOSME has established a strong market position with its KSB series of stretch blow-moulders for producing PET bottles. The new KSB 6R rotary blow-moulder is a new twist, moving from a linear to a rotary machine concept. This has several advantages for the customer. The KSB 6R can not only produce plastic bottles more quickly. Thanks to a new blowing module, it also uses less energy to do so.



With the KSB 6R stretch blow-moulder, KOSME has made the leap from a linear to a rotary machine concept.

KOSME Rollstar, KOSME's new labeller

Wrap-around labels provide ample room for advertising and consumer information on all types of containers. The KOSME Rollstar automatically applies wrap-around labels to containers of various shapes and materials (glass, plastic, metal). The machine is equipped with an ultra-precise labelling station that cuts the labels and applies them to the containers with either hot or cold glue. Electronic controls in the label reel cutting and advancing unit ensure clean, precise label application.

Isoblock G, the beer filler for small and mid-sized brewers

The newly developed Isoblock G filler is designed for lower and mid-range performance and is geared toward regional breweries. We take the various degrees of automation in these breweries into account by allowing customers to choose between mechanical and electropneumatic controls. The original KRONES valve technology ensures the utmost precision and a low-oxygen filling atmosphere. The newly developed multicapper can handle three different types of closures. This enables breweries to use swing-stopper closures in addition to the customary crowns and ROPP caps.



KOSME Isoblock G for lower and mid-range performance

Lifecycle Service is an integral part of the segments

KRONES' entire range of maintenance and repair services is handled by »Lifecycle Services (LCS).« The service business secures steady, long-term earnings for KRONES.

We offer our customers service for the entire life of their machines and lines and guarantee smooth production at all times. The range of products and services at KRONES »Lifecycle Services (LCS)« is divided into Services and Parts + Software. Our customers can put together their own customised service program to match their specific needs.

LCS Services comprise the following elements:

Customers can create their own customised solutions from our Lifecycle Services menu.

- Productivity: We use state-of-the-art analysis methods to optimise lines and improve their cost effectiveness.
- Maintenance: Traditional maintenance and repair.
- Support: Rapid response consulting and troubleshooting assistance (help desk, teleservice).
- Design: All-around service for designing new PET containers.
- Training: Qualified training for line operating personnel at the KRONES Academy (see p. 79).

LCS Parts + Software comprises the following components

- Original spares: We deliver original KRONES spare parts of the highest quality quickly and reliably.
- Retrofitting: Fast, efficient retrofitting of lines. We boost machine productivity by incorporating newly developed components or control programs.
- SoftsTools: Software that optimises a line's lifecycle by recording and analysing a variety of machine data, for instance, to ensure early detection of maintenance needs.
- Materials: High-quality materials that ensure optimum machine and line performance as well as label adhesives from KIC KRONES.
- ReSale: A comprehensive support concept for reselling our customers' used machines.

Lifecycle Service is still growing

In order to offer even better, faster service to our customers worldwide, we are establishing »service bases« around the world. These bases serve as central points of contact for Lifecycle Service business for our more than 40 offices in various regions. The service bases are not only home to local, fast, and flexible production of spare parts. They also organise the entire range of services for their area.

KRONES currently has four such bases, in Neutraubling, Germany (Region Europe), the US (Region North America), Brazil (South America), and China. We plan to establish three additional service bases, for the regions of Africa, Asia/Pacific, and Russia/CIS, by the end of 2008.


Base
North America
KRONES Inc.,
Franklin
Base
Europe
KRONES AG,
Neutraubling
Base
Russia/CIS*
Base
China
KRONES,
Taicang
Base
Asia/Pacific*
Base
South America
KRONES Brazil,
São Paulo
Base
Africa*
* base in planning

KRONES LCS bases make for a strong presence. Seven service bases and more than 40 branch offices enable us to offer consistently high quality LCS products and services.

KRONES Academy

The KRONES Academy is an integral part of our Lifecycle Service. There, we train management and operating personnel on the operation of KRONES machines and lines in practical training courses. In this way, we ensure that operating personnel have a sound mastery of our lines and can use them to achieve the highest performance. The Academy employs more than 50 qualified trainers, who offer instruction at our headquarters in Neutraubling, Germany, as well as at numerous international training centres around the globe. Last year, 9,370 people took part in KRONES Academy courses.


2007
9,370
2006
8,740
2005
8,520
2004
7,350
2003
6,000

KRONES Academy training course participants

Course attendance increased to 9,370 in 2007.



Las Vegas – desert host to a major industry meetup

»Welcome to Fabulous Las Vegas« reads the 1959 sign that still welcomes visitors to the city in the Nevada desert. As many as 39 million tourists come each year to try their luck in the countless casinos or to seek entertainment in the myriad shows. But the US' famous gambling paradise doesn't just draw fun-seekers. Every two years, Las Vegas hosts »Pack Expo«, the packaging industry's most important trade fair. The fair offers visitors a look at the industry's latest technological developments. There, KRONES presents itself to the US market, the world's biggest economy with the world's highest volume of beverage consumption – and the world's highest demand for packaging systems.


WELCOME
LAS VEGAS
NEVADA





A fierce battle for market share



Although the US beverage market appears to be largely saturated and growth in the beer and soft drink segments is essentially stagnant, the North American region is still extremely attractive for KRONES. That is because, apart from the very high total volume of beverages consumed, current trends in niche markets promise long-term success in the battle for market share. For example, water still accounts for less than 20% of the total beverage market, but is growing the fastest at more than 5% each year. Our service engineers in Franklin, Wisconsin, are constantly on the go for KRONES, updating and expanding the bottling plants of the country's biggest beverage producers. They know what our North American customers want.


3,257
1,769
521

Consumption of near water products in the US in millions of litres


Sleevematic



Research and development

- KRONES invests around 5% of sales in R&D
- Innovations focus on »total cost of ownership«
- New KRONES developments are trade fair highlights

We're investing more heavily in research and development than our competitors to further consolidate our technological leadership in the market.

KRONES has for years been investing heavily in research and development (R&D) in order to keep our innovative power at its highest level and to ensure and expand our technology lead. In 2007 KRONES invested around 5% of sales revenues in R&D – a large share compared to industry peers.

The KRONES GROUP employs some 350 people in transforming ideas into innovative systems, machines, and services. Our R&D teams use cutting edge technologies and methods such as usability engineering, which helps our development engineers design operator-friendly systems.

In addition to using the latest technologies, our R&D team collaborates with experts from non-technical fields. For example, psychologists are helping us design an optimal keypad layout for our terminals by observing and analysing equipment operators' eye movements.

Efficient R&D yields innovative products

To be successful in the long term, KRONES must develop products that meet our customers' needs. That is why our R&D staff is in regular contact with customers, who often provide important ideas and insights for innovations.

Since our machines and lines have to perform a wide range of functions, we include all stakeholders in the value chain in the R&D process from the very beginning. Moreover, KRONES created the position of operations coach to streamline development processes. The operations coach sorts through the ideas that come in from various specialist units and ensures that they are translated into concrete development projects.

One of the biggest challenges KRONES' R&D team faces right now is to develop systems that provide more functionality while occupying less space and at the same time maintaining an equal or lesser degree of complexity. Customers want machines that can be operated and serviced by just a few employees to reduce the total cost of ownership – that is, the cost of procuring the equipment plus the ongoing cost of operating it.

Total cost of ownership is one of the most important investment criteria for companies. That is why KRONES makes low energy and resource consumption a top priority in all of our R&D activities. Another development focus is on reducing downtimes for changeovers and servicing.

At the end of the innovation process, the success of our R&D activities is reflected in new products and satisfied customers. In 2007, KRONES R&D produced innovative machines and systems in all of our divisions. New or improved products accounted for around one-quarter of consolidated sales. We are also proud of our growing portfolio of patents. Last year, KRONES submitted applications for 101 new patents and utility models, bringing the total number of patents, patent applications, and utility models to more than 2,100.

Outstanding innovations in 2007

As early as the 1980s, KRONES had already begun to link the mechanical and electronic functions of multiple machines. The result of this effort was the »KRONES BLOC.« At the K trade fair in Düsseldorf, we unveiled yet another BLOC innovation, the new blow-moulder-filler BLOC.

The Contiform S14 PET stretch blow-moulding machine is equipped with a modular heating unit and BLOC-synchronised with a filler. In this system, the blow-moulded single-use PET bottles are transferred directly from the KRONES Contiform to the filler. That eliminates long, costly stretches of conveyors and significantly reduces the risk of the PET containers becoming dirty or contaminated. The machine is designed for performance ranging from 8,000 to 72,000 containers per hour.

Another development highlight for 2007 was our ultra-light 0.5-litre PET bottle, which weighs in at just 8.8 grams. As much as 90% of the total operating costs of a PET bottling line relate to the production of the bottles. And plastic is the biggest cost factor on the blow-moulder. The bottle we developed requires up to 45% less material than conventional PET containers of the same size. The potential long-term cost savings for bottlers is considerable.



Light but mighty – the ultra-lightweight 0.5-litre PET bottle from KRONES.

The sizes and shapes of the bottles used in the beverage industry vary widely. As a result, operators have to change over the machines' container handling parts frequently. During changeover, the line is stopped and generates no income. For this reason, quick changeovers are of paramount importance. KRONES' new Raptec quick-change handling parts shorten our customers' changeover times by as much as 30% compared with conventional change parts thanks to quick-release locks that make changeovers possible with just a few manipulations. In addition, Raptec handling parts' open design makes them easy to clean.



KRONES presented the improved Sleevematic Inline labeller at the Brau Beviale trade fair in Nuremberg.

In labelling technology, KRONES achieved a major innovation with the second generation of the Sleevematic Inline. Sleeves are plastic film tubes that are slipped over bottles and then shrink-fitted to the container's contours to create upmarket appeal. But they are more than a marketing tool. They also serve as a barrier that protects light-sensitive products. The enhanced Sleevematic Inline, which we unveiled to the trade public at the Brau Beviale fair, is more compact, more flexible, and more powerful than its predecessor. Important additional benefits for customers include easier operation and shorter changeover times.

Bottle-to-bottle recycling of PET is a promising market. Soaring oil prices have driven PET prices up sharply. For bottlers and PET preform-makers, using recycled PET (R-PET) to produce plastic bottles is becoming increasingly attractive. Experts anticipate that demand for R-PET will increase sharply in the years ahead. KRONES offers a compact PET bottle-to-bottle recycling system with which bottlers and converters can produce food-grade PET from used PET bottles. The recycled PET even meets the stringent requirements of the US Food & Drug Administration (FDA). Our highly efficient system enables our customers to reduce packaging costs considerably. KRONES is the only manufacturer in the beverage industry capable of offering the entire recycling process, with washing modules and bottle-to-bottle modules. KRONES' PET recycling system is designed to produce 500 kg or 1,000 kg of recycled material per hour.

Bottle washers are among the most cost-intensive pieces of equipment in a bottling line. KRONES' new Variotherm plate heat exchanger system reduces heating costs by as much as 30% since the plate heat exchangers have a heat transfer value that's up to five times better than that of customary countercurrent heat exchangers.

KRONES has integrated vibration units into its Shakesbeer mashing system to achieve better extract yields in conjunction with shorter mashing times. The improvement also benefits the brewing process. The vibration units are installed in the mashing container and serve as a sort of shaker. The units are driven by an electric vibration motor that is linked to a programmable-logic control system and can be switched on and off automatically in the relevant stages of the mashing process.

The improved Shakesbeer mashing system creates considerable energy and water savings in the brewhouse. The intelligent controls mean the system also requires less operating personnel.



Risk report

- Risks identified on an ongoing basis
- Monitoring and control instruments improved further

Risk management system is always evolving

We use and ceaselessly evolve an internal system to continuously monitor and control all significant business processes so that we can actively manage risks.

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. We monitor all material risks and any countermeasures already taken in a detailed, ongoing process that entails planning, information, and monitoring. We are continually expanding and improving our risk management system on the basis of practical experience. The system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting an order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

To manage risks that arise from changes in the market and competitive situation, we create detailed market and competition analyses for all segments and business areas on a regular basis.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES GROUP. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner. For high-volume projects, potential risks are examined and evaluated in regular meetings. Employees who identify risks pass their information on promptly through the company's internal reporting system.

Risk planning and management

We use the following tools to plan our business activities and control risk within our risk monitoring and control system.

- Annual planning
- Medium-term planning
- Strategic planning
- Rolling forecasts
- Monthly and quarterly reports
- Capital expenditure planning
- Production planning
- Capacity planning
- Project controlling
- Accounts receivable management
- Exchange rate hedges
- Insurance policies

Risk management organisation

At KRONES, risk management is formally part of controlling. It is here that all relevant information comes together to be processed and converted into a management tool for the Executive Board. In addition, the various segments and business units also have risk management officers, who are responsible for risk management and for implementing concrete measures such as risk analysis.

Risk controlling

We continually assess and discuss operational and financial risks and document them in monthly reports. The effectiveness of countermeasures that have been implemented is also monitored in controlling processes throughout the year. Apart from sales and all types of expenses, we also look at cash flow as well as material components of our current assets and balance sheet, using the figures to assess risks related to ongoing operations and options with respect to future projects.

Risk categories

Financial risks

Information relating to IFRS 7 Financial Instruments: Disclosures.

Because of regional and customer-related diversification, there is no material concentration of risk relating to the following risk categories.

1. **Default risk**
   Default risk is the maximum risk potential arising from each individual position among the financial instruments at the reporting date. Any existing hedges are not taken into account.

1.1 Trade receivables

Credit risk is the threat of economic loss arising from a counterparty's failure to fulfil its contractual payment obligations.

KRONES bases its management of credit risks from trade receivables on internal policies. A large portion of trade receivables is secured by various, sometimes country-specific hedges. The hedges include for instance retention of title, guarantees and sureties, and documentary credits. In order to prevent credit risk, we also run external credit checks on customers. In addition, there are processes in place for continually monitoring credits that may be at risk of default.

The theoretical maximum credit risk from trade receivables corresponds to the book value.

in € k		Of which not overdue at the reporting date	Of which overdue by the following number of days at the reporting date			
	Book value		up to 90 days	between 90 and 180 days	between 180 and 360 days	more than 360 days
31 Dec 2007						
Trade receivables	611,870	428,125	58,179	38,304	54,064	33,198
31 Dec 2006						
Trade receivables	574,872	378,299	52,619	41,420	50,632	51,902

1.2 Derivative financial instruments

KRONES uses derivative financial instruments solely for risk management purposes. Not using derivative financial instruments would subject the company to greater financial risks. These instruments essentially cover the risks arising from changes in exchange rates between the euro and the US dollar, the British pound, the Canadian dollar, and the Swiss franc. The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. More on this topic is in the notes to the consolidated financial statements.

1.3 Other financial assets

The maximum credit risk position arising from other financial assets corresponds to the book value of these instruments. KRONES is not subject to any material default risk arising from its other assets, all of which are current assets.

2. Liquidity risk

Liquidity risk is the threat of a company being unable to sufficiently fulfil its financial obligations.

KRONES generates most of its cash and cash equivalents through operating activities. These funds primarily serve to finance working capital and capital expenditures. KRONES manages its liquidity by reserving sufficient cash and cash equivalents and credit lines with banks in addition to the regular inflow of payments from operating activities. The company's liquidity management for operations consists of a cash management system, which is based in part on rolling monthly liquidity planning with a planning horizon of one year. That allows KRONES to be proactive about any possible liquidity bottlenecks.

Apart from cash on hand, KRONES' cash and cash equivalents consist primarily of bank balances.

The following overview of maturities shows how the undiscounted cash flows relating to liabilities as of 31 December 2007 influence the company's liquidity situation.

in €k	Book value at 31 Dec 2007	Interest	Cash flow for 2008 repayment	Interest	Cash flow for 2009–2012 repayment	Interest	Cash flow for 2013 or later repayment
Liabilities to banks	810	27	80	78	348	26	382
Liabilities from leases	7,749	698	971	2,387	6,778	0	0
Discounted trade bills	59,010	0	43,135	0	15,875	0	0
Other financial liabilities	8,253	12	7,721	106	532	0	0
	75,822	737	51,907	2,571	23,533	26	382

in €k	Book value at 31 Dec 2006	Interest	Cash flow for 2008 repayment	Interest	Cash flow for 2009–2012 repayment	Interest	Cash flow for 2013 or later repayment
Liabilities to banks	887	29	77	90	337	41	474
Liabilities from leases	8,776	715	1,087	2,394	1,710	568	5,979
Discounted trade bills	38,696	0	25,938	0	12,758	0	0
Other financial liabilities	9,334	62	8,825	102	509	0	0
	57,693	806	35,927	2,585	15,314	609	6,453

3. Market risks

Market risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in market prices.

3.1 Interest rate change risks

KRONES is not subject to any material risks arising from possible fluctuations in market interest rates.

3.2 Currency risks

Because exports to countries outside the European monetary union make up a significant portion of total sales, we are subject to currency risks. We use currency hedging tools to counter these risks as well as possible. Moreover, we are increasingly making purchasing and sales transactions in euros or the relevant functional currency.

3.3 Share price risks

KRONES is not subject to any material risks arising from possible fluctuations in share prices.

3.4 Commodity price risks

KRONES is subject to market price risk relating to its procurement of parts and raw materials for operations. The company uses targeted procurement management and long-term supply contracts to mitigate these risks.

Operational risks

1. **Price risks**

   KRONES operates in a highly competitive market in which some orders are generated by way of prices that do not cover costs. Fixed-price contracts with customers also entail price risks, as we must bear any additional costs that arise. KRONES has introduced a three-dimensional order analysis process to minimise this risk. Any inquiry or order that reaches or exceeds a predefined size is assessed on the basis of financial, technical/technological, and regional risks.

2. **Procurement risks**

   KRONES uses targeted material and supplier risk management to counter procurement risks. With respect to suppliers, we face risks relating to products, deadlines, and quality. A specially designed process for supplier selection, monitoring, and management helps minimise these risks.

3. **Cost risks**

   In order to continually improve our earnings situation, we must optimise our cost structures for the long term. The aim of our cost-reduction measures is not to reduce the number of employees significantly. Instead, KRONES intends to generate higher sales revenues with approximately the same number of personnel. To achieve this, we are continually improving our production processes.

4. **Personnel risks**

   KRONES depends on highly qualified employees. One risk we face is that we may have difficulty finding and retaining such employees. We are countering personnel risks with our own education, training, and continuing education programmes.

   We also ensure early access to qualified employees through ongoing cooperation with colleges and universities. We regularly employ doctoral candidates and interns. We also use professional personnel consultants to help us locate employees.

   The company agreement that entered into force on 1 January 2005 has enabled us to counter personnel cost pressures as our employees have agreed to work longer, more flexible hours in exchange for our promise to secure employment and the future of our German sites until the year 2010.

Summary

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the Group's continued existence and we do not expect any fundamental changes to the risk situation. To the greatest extent possible, we have taken precautions, with comprehensive measures for preventing, reducing, and hedging risks, to mitigate business risks that could have a substantial impact on KRONES' assets, financial position, and results of operations.

Corporate social responsibility

- CSR was made an integral part of KRONES' organizational structure in 2007
- Economic success is the company's top priority, but not its only priority
- KRONES invests a lot in its employees



Kristina Ebenbeck, corporate social responsibility officer, and Hermann Graf Castell, head of corporate communications for the KRONES GROUP

Sustainability as corporate strategy

Companies bear many responsibilities relating to their economic performance, the natural environment, and society as a whole. Lasting commercial success is reserved for those who pay due respect to the interests of humankind and the needs of the natural environment. For KRONES AG, sustainability management means using resources efficiently and prudently, identifying and managing risk, ensuring that our actions are socially responsible, and thus establishing a solid reputation. Steadily improving each of these aspects is a never-ending task for the company's management and for each and every employee. KRONES AG willingly accepts this responsibility because sustainable operations are essential to our company's continued evolution.

Our corporate social responsibility (CSR) guidelines

- We assume responsibility for our customers and products
- We operate in a sustainable, socially responsible way
- We stand for excellent quality and technological leadership in our market
- We conserve resources while providing the utmost quality
- We are successful because of our employees
- We practice clean production
- We safeguard the tradition of an open, family enterprise

Sustainability was made an integral part of our organizational structure in 2007

KRONES AG established a Corporate Social Responsibility (CSR) Committee and gave it far-reaching authority. The committee's work serves as the basis for the company's continued, sustainable development. The committee's members are Volker Kronseder (Chairman of the Executive Board of KRONES AG), Prof. Dr. Ing. Erich Kohnhäuser (Member of the Supervisory Board of KRONES AG), Kristina Ebenbeck (KRONES AG's CSR officer), Prof. Dr. Thomas Schwartz (professor of business ethics and university chaplain), and Nadja Wollschitt (economics, finance, and social policy consultant for the Hanns Seidel Foundation).

The CSR Committee is charged with overseeing compliance with Group-wide CSR policies and guidelines. It also will examine all major strategic decisions for their compatibility with CSR criteria and collaborate on the development of new products and services.

KRONES AG's goals and achievements are laid out in our recently published Sustainability Report. The CSR report will in future form an integral part of KRONES' corporate communications alongside our annual and quarterly reports.


Executive board
CSR committee
CSR core team
(coordination,
communication)
CSR team
Economy
Environment
Society

The CSR teams, which consist of representatives from a variety of specialist areas within KRONES AG, develop or work on CSR-related issues in close collaboration with the CSR core team. The CSR core team (Hermann Graf Castell and Kristina Ebenbeck) coordinates the teams and consults with both the CSR committee and the Executive Board of KRONES AG on those projects.

Economy

KRONES' commercial success is fundamental to our ability to assume responsibility.

Profitability is essential to any company's lasting success. Without profits, a company has no scope for investment in new equipment, employees, or research and development – the very foundations of long-term, sustainable performance. Thus, commercial success is the paramount objective for KRONES AG and a sound basis from which to assume responsibility for its employees, its business partners, its shareholders, the natural environment, and society as a whole.

Profitable growth

KRONES' steady, sometimes soaring growth can be attributed not only to its highly qualified, motivated employees and the products they create but also to a prudently executed international expansion. As the world's market leader in packaging machinery for beverages and other liquid products, we maintain sales offices around the world. New technologies and innovative products will continue to serve as the basis for KRONES AG's tapping of new markets. KRONES' goal is a clear one: to further expand our market lead and to seize the opportunities offered by long-term growth in the market for beverage filling lines. In concrete figures, KRONES AG aims to repeat our achievement of the past 10 years, once again doubling sales within the next 10 years.

In the »KRONES in figures« section of this annual report (p. 50), we provide a detailed look at our 2007 economic performance.

KRONES GROUP sales and earnings development, in € m

KRONES has been a success story for many years. And we intend to continue writing it for many years to come.


920
26
1998
908
25
1999
1,015
38
2000
1,165
50
2001
1,305
57
2002
1,435
60
2003
1,514
62
2004
1,695
63
2005
1,911
77
2006
2,156
102
2007

HGB through 2003, IFRS FROM 2004 onward

Environment

Operating efficiently also means not consuming resources unnecessarily.

Future-oriented action is a critical aspect not only for developing new markets and products but also for our relationship to the natural environment.

And we and our customers are placing increasing importance on our relationship to the environment as we design our production processes and facilities.

Machine concepts and environmental considerations

Responsible use of energy and raw materials is also an important priority for our customers. It is not uncommon for energy efficiency to be a key consideration for customers choosing a filling line. KRONES is responding to these demands and pursuing development projects in every business area that facilitate efficient use of resources.

Plastics technology

KRONES is also active in the field of recycling PET for use in the production of new PET bottles. Bottle-to-bottle recycling – that is, recycling used PET bottles to produce new PET bottles – is a logical link in the process chain for PET bottles. Depending on the type of bottle being produced, up to 50% recycled material can be used to considerably reduce the energy needed to make each PET bottle.

Filling technology

Our filling specialists have devoted special attention to the rinsing process. With the right measures, rinse water can be collected, filtered, and reused. The water that is collected can be reused for the same application or for another use elsewhere, for example, in a heat exchanger. The savings that can be achieved with such closed-loop systems amount to around 2.5 m^3 sterile water per hour in a 36,000-bottle-per-hour aseptic system that uses peracetic acid.

Process engineering

Our PET Asept D H_2O_2 technology, which has been available for aseptic filling since 2005, enables our customers to achieve high sterilisation performance in dry sterilisation processes. One benefit of this process is a considerable reduction in water consumption and waste water generation since the sterilising media do not need to be rinsed out with water. The PET Asept D system uses no fresh water for the filling process.

Our application for a patent relating to the use of solar heat to generate the hot water used in food and beverage operations is an important milestone in the development of future-oriented energy concepts. The privately-owned Hofmühl Brewery in Eichstätt, Germany, is the first customer to employ this concept. In the first stage, the brewery and KRONES are building a solar heat system with 1,000 m^2 of collectors. The system will go into operation in early 2008 and will later be expanded to 3,000 m^2.

Cleaning technology

The Parcival caustic filtration system – a membrane filtration system with self-cleaning disk filters – separates contaminants from the post-caustic bath in a closed loop. As a result, the level of surfactants in the post-caustic bath is reduced by 50% while using the same amounts of chemicals and water. This in turn has a positive impact on the surface tension in the cleaning baths and the bottles. The separation of these contaminants also reduces build-up on the interior walls of the bottle washer. The use of Parcival in the post-caustic bath reduces the COD (chemical oxygen demand) in the post-treatment zone and thereby reduces the amount of disinfectant needed.

Packing and palletising technology

Reducing the volume of materials consumed is the primary concern driving the continued development of packaging machines. The Variopac machine concept has been adapted to use as little film as possible and thus can now create packs with a film that is just 40 µm thick instead of the 65 µm thickness required previously. This translates to our customers being able to create more packs with a single film roll.

In the field of palletising, we are focusing on using low-noise components in our single-column robots and gripping elements. Toothed belts, linear guides with ball chains, plastic guides, and casters made of carbon fibre-enhanced plastic are the materials of choice here. Regular noise measurement has enabled us to systematically minimise noise emissions prior to beginning serial production. By using the components listed above, we have considerably reduced noise emissions in our »modular single-column robot« development project.

Society

Political, social, and economic stability depend on trust. That's why it is critical that companies understand and embody their role as part of society and accept their civic and social responsibility. KRONES attaches high importance not only to its responsibilities for our employees but also to supporting social causes.

Our employees – the company's future

In a company like KRONES, major importance is attached to maintaining our staff's level of job satisfaction and personal motivation. As an employer, we bear responsibility for almost 9,600 employees worldwide. We promote not only their technical and professional development but also their personal development. Our aim is to foster a lasting, fair, and fruitful partnership with our employees. Because we know that our people are the very backbone of KRONES' success.

KRONES is creating jobs

At the end of 2007, KRONES employed 9,588 people worldwide. That represents a 4.6% (423-employee) increase in our workforce compared with 2006. A large portion of these new jobs were created in Germany.

Unlike other companies, KRONES is continually increasing its personnel in Germany.

At 31 December 2007, KRONES employed 7,857 people in Germany. That is 326 more than at the end of 2006. At the reporting date, 5,101 of these employees were in Neutraubling, 904 in Rosenheim, 810 in Nittenau, 533 in Flensburg, 412 in Freising, and 97 at Maintec GmbH in Collenberg.

Our workforce outside Germany grew by 97 to 1,731.


2007
7,857
1,731
2006
7,531
2005
7,409
2004
7,345
2003
7,258
In Germany
Outside Germany

Employees by region

Highly qualified employees

The shortage of specialists in German industry was a major issue in 2007. KRONES was unaffected by this problem because of its reputation as an attractive employer. Having enough skilled people is also crucial to our ability to offer quality products »Made in Germany.«

More than 15% of our employees in Germany have completed a university-level education. Just less than 22% of our workforce has completed vocational training as a technician, master craftsman, or commercial specialist. The remainder of our workforce has some type of qualified professional training.

Employee qualifications in Germany


15.2% University degree
21.7% Commercial specialists/technicians/ master craftsmen
63.1% Qualified professional training
2007
14.8% University degree
21.8% Commercial specialists/technicians/ master craftsmen
63.4% Qualified professional training
2006

Systematic continuing education ensures a highly qualified workforce

For a technology leader like KRONES, success depends heavily on highly qualified employees and management. In order to ensure this high level of qualifications for the long term, KRONES human resources development places considerable emphasis on providing employees with regular continuing education and development opportunities. To ensure that we provide our employees with the best possible »fit« in terms of these opportunities, we use one-on-one interviews to determine in advance what knowledge and skills need improvement. Apart from qualification measures relating to our employees' specific fields, we also offer interdisciplinary and intercultural training opportunities such as classes on presentation techniques and language courses.

Further enhancing the management culture at KRONES was a major focus of our continuing education programme for 2007. As in years past, we offered various training opportunities for management employees to expand and improve their skills in company-specific situations. The training days imparted awareness of various management tools such as goal-setting and argumentation techniques using case studies and role plays with practical relevance. The programme was very popular, drawing 140 participants in 2007. That brings us an enormous step closer to our goal of establishing a uniform, modern understanding of management within the entire Group.

Workforce structure in Germany


Commercial employees
4,346
Industrial/technical
employees 3,060
Commercial
trainees 98
Industrial/technical
trainees 353

Total workforce 2007: 7,857


Commercial employees
4,132
Industrial/technical
employees 2,981
Commercial
trainees 94
Industrial/technical
trainees 324

Total workforce 2006: 7,531

Solid training is the foundation for a successful career

»We're glad to invest in training because our future depends on our having a skilled, motivated workforce.« (Volker Kronseder)

KRONES offers motivated young people an attractive array of vocational training options that prepare them outstandingly well for the challenges of a long career in 25 different fields. Each year, KRONES invests between €65,000 and €70,000 in each of our trainees.

For the training year starting in 2007, some 1,500 secondary school graduates applied to train at KRONES. Of these, 96 began their vocational training with us in September 2007. At the end of 2007, KRONES was training 451 young people in Germany (end of 2006: 418). Of these, 353 were in industrial and technical fields and 98 in commercial fields. KRONES permanently hired 34 of the 54 young people who successfully completed their vocational training with us in the summer of 2007. The others chose to pursue further training or studies.

KRONES Training Day is already an established tradition in which young people interested in training with the company and their parents are given an inside look at the options we offer. On 8 September 2007, the event drew numerous visitors to our Neutraubling and Nittenau plants.

»Profil 21« – the new professional training option

KRONES expanded its training offerings in 2007.

At the start of September 2007, twenty-one young people took the first step on a new career path at KRONES called »Profil 21.« Under this programme, young people can earn not only vocational qualification but also a »Meisterbrief in Mechatronik« (certification as an industrial foreman specialising in mechatronics) in just 4 years. Additional professional development programmes make »Profil 21« graduates highly skilled international service technicians (»experts of service engineering«).

This demanding career path begins with training as a mechatronics technician for field service, which has been condensed to just two-and-a-half years. After successfully completing the professional examination, »Profil 21« participants spend the next 18 months continuing their education to earn the title of »Industriemeister Mechatronik« (certified industrial foreman specialising in mechatronics). Upon completing the programme, the young participants are not only ideally prepared to handle the demands of KRONES service business. They also have a solid foundation on which to build a career full of interesting development opportunities.

Fair pay for good work

With a new general pay agreement, KRONES introduced a uniform, fair pay system.

KRONES uses a bonus system to honour our production employees' performance. The employees working in each of our segments are personally responsible for calculated costs and quality, from order acceptance to production to delivery. Previously defined targets with respect to sales and profits are other yardsticks we use to measure and financially reward employee performance.

Apart from the incentives our bonus system offers, our corporate culture and a positive working environment also play a crucial role in our company's success. We are committed to respecting our employees' personal dignity and rights to privacy and to the principle of equal treatment.

Our new general pay agreement was designed to ensure equal treatment. The uniform, fair pay system for all of our company's employees represents a new era in pay policy. The system replaces the old, now outdated system that originated in the 1950s and provided for separate pay structures (wages vs. salaries) for blue-collar and white-collar workers. The pay structure under the new general pay agreement is identical for all employees and consists of twelve pay groups. The new structure will make possible uniform, comparable work evaluation across all employee groups. The result is a motivating work environment. The details of the new approach will be optimised in a pilot project that was launched in 2006. The new general pay agreement is slated for implementation Group-wide in 2008.

KROKI for the little ones

KRONES is also helping employees balance their careers with their personal life planning. KROKI, our in-house child care service, is slated to open in fall 2008 in Neutraubling, Germany, and offers our employees an opportunity to return to work quickly after the birth of a child while at the same time knowing that their little one is in good hands and close at hand.

Social and cultural involvement

KRONES is aware of its responsibility to society. The company has supported social and cultural projects for many years.

The principles of sustainability also apply to our civic involvement. Beyond our business responsibilities, we are also highly committed to our responsibilities with respect to society, culture, the sciences, and academics (corporate citizenship). We focus our efforts on those areas where we feel we can make the greatest impact, primarily through projects in our region. We provide charitable donations and sponsoring as well as knowledge and people. For KRONES, such civic engagement is part and parcel of corporate social responsibility.

KRONES AG has for several years provided monetary support to the Zweites Leben e.V. association, which cares for people who have suffered a stroke or head or brain injury. Zweites Leben (German for »second life«) is currently the only association of its kind in Germany and seeks to improve the affected individuals' second life.

For every company, it is important to ensure access to the best and brightest employees early on. That is why, for years, KRONES has been working closely with universities and offering a range of events at which the company can inform budding scholars about the careers and opportunities available at KRONES.

We maintained our close, long-standing partnership with the College of Applied Sciences in Regensburg and the University of Regensburg in 2007 through joint projects. We also launched a partnership with the Technical University of Munich in 2007, sponsoring the Institute for Machine Tools and Industrial Management (IWB).

KRONES has not only given young scholars and scientists a look into industrial practice through practical semesters and thesis assignments. We have also laid the foundations for possible employment within the company. Last year, KRONES advised 124 degree candidates in projects of practical relevance.

A company also lives from the social commitment of its people. One example of this commitment at KRONES: Dr. Axel Becher, who heads KRONES AG's in-house medical service, supports a Children's Village in Lagos, Nigeria, by helping out there and collecting donations in Germany. Donations are packed in Neutraubling and sent directly to KRONES' regional office in Lagos, where Helmut Rumm, head of the West Africa regional office, and his wife arrange for the donations to be forwarded to the Ijamido Children's Home.

KRONES AG has long been involved on the cultural scene as well. For instance, the choirs of Neutraubling provided a special cultural highlight in 2006 with a performance of Carl Orff's »Lieder aus Beuren,« better known as »Carmina Burana.« The performance was unique in that it was not held in a conventional concert hall but in a KRONES production hall. KRONES cleared out its new 16,500 m² filler assembly centre and in just two short days transformed it into a concert hall with stages and seating for more than 1,000 people.

Events after the balance sheet date

- Strong inflow of orders in the first months of 2008
- Consolidation trend in the industry continues

2008 off to a successful start

KRONES received several large-scale orders in the first months of 2008.

Strong demand for machines and lines from KRONES remained unabated in the first two months of 2008. New order bookings and sales were up on the same period of the previous year. That means the company has been spared the effects of the negative impact that the financial and mortgage crisis has had on the global economy.

We won large orders with volumes in the double-digit millions from customers in Western Europe, China, and Vietnam in January and February. Vietnam was already one of KRONES' strongest markets in 2007.

Salzgitter buys SIG Beverages

The consolidation of our industry continued with Salzgitter's buyout of SIG Beverages in January 2008. Salzgitter bought into the industry for beverage filling lines and packaging machinery in 2007, when it unexpectedly acquired Klöckner-Werke and, with it, our competitor KHS. In its latest move, Salzgitter has expanded its portfolio to include the PET technology that comes with SIG Beverages. The PET market is growing strong, a trend that has clearly made it interesting for Salzgitter.

KRONES is the world leader in the PET segment and intends to further strengthen its market position. On the whole, we welcome the consolidation trend in the industry because it will likely have a positive impact on prices.

KRONES honoured with strategy prize

On 27 March 2008, the Oliver Wyman management consultancy in collaboration with the magazine »Produktion« presented the »Strategiepreis Maschinenbau« (machinery sector strategy awards) for the second time in Berlin. KRONES was named the winner in the »best strategy process« category. The company impressed the jury with its strong market analysis and its ability to implement its strategy. The jury also cited KRONES' thorough discussion of strategic alternatives and the company's linking of strategy with financial and operational planning as well as employee targets as exemplary.

Outlook

- Financial crisis weighs heavily on global economy
- Machinery sector continues to grow
- KRONES targets new records

Slower global economic growth

Global economic growth will slow considerably in 2008 due to the mortgage crisis and credit crunch in the US.

The economic outlook for 2008 darkened over the course of 2007. The main culprit here was the mortgage and lending crisis in the United States, which made headlines worldwide as the »subprime crisis«. When the crisis hit, there was still hope that it would shake up the capital markets but have little impact on the real economy. These hopes were soon dashed and the facts now suggest that the crisis is hobbling global economic growth. The International Monetary Fund (IMF) is now predicting global economic growth of just 4.1% for 2008, after 4.9% in 2007.

The object of greatest concern is the home of the mortgage crisis, the US. The Federal Reserve is trying to prevent the economy from sliding into recession by cutting interest rates sharply, and economists believe the Fed's efforts will be successful. However, because the real estate market has a significant impact on the world's biggest economy, growth will slow sharply. The IMF is forecasting GDP growth at just 1.5% for 2008, following 2.6% in 2007.

Dynamic growth in countries like China and India will prevent the sluggish US economy from bringing the global economy even farther off its years-long growth trend. For China, economists are once again predicting double-digit growth. The IMF's forecast is 10%. Growth rates in the emerging economies of Southeast Asia are expected to be more than 8% on average. By contrast, Japan's GDP is expected to develop poorly, growing just 1.5%.

The economic revival in Europe is also expected to continue at a slower pace. The IMF is forecasting euro area GDP growth of 1.6%. It was 2.7% in 2007.

Waning economic momentum in Germany

German economic growth will not be spared the effects of the US mortgage crisis. That comes as no surprise considering how important exports are to the country's economy. For 2008, there is hope that private consumption will pick up. On the whole, economists at the IMF expect Germany's GDP to increase 1.7% this year (2006: 2.5%).

Positive outlook for the machinery sector

The German machinery sector will grow again in 2008, continuing the trend of the past four years. The last time the sector experienced such a long growth spurt was around 50 years ago. The German Engineering Federation (VDMA) is forecasting 5% output growth. Exports and domestic demand alike are expected to contribute to this gain.

KRONES intends to grow faster than the market

KRONES will hold steady on its growth course in 2008.

The markets that KRONES serves are growing at around 3% on average each year. In 2008 and beyond, we want to have a more than proportionate share in the general growth of the beverage market and gain additional market shares. As a full-service supplier, we are well poised to achieve this goal.

Moreover, the trend toward plastic (PET) as a packaging material is likely to continue. And since we are the leading supplier of machinery and lines for the production and filling of PET bottles, this trend will support our own growth. An increasing share of KRONES' sales revenues will come from spare parts and maintenance services provided under our Lifecycle Service. The expansion of our process engineering portfolio also offers KRONES solid opportunities for growth.

Executive Board expects new sales and earnings records in 2008

KRONES intends to increase revenues within the corridor of 5% to 10% annually for the long term. Given the strong orders situation in the first months of this year and the positive outlook, the Executive Board expects sales growth in 2008 to be at the upper end of the forecast corridor and expects revenues to pass the €2.3bn mark.

We want to further improve our pre-tax return on sales (EBT margin) in 2008. It was 7.1% in 2007. Since the company benefits from the reform of Germany's Corporate Income Tax Law, after-tax earnings will grow more steeply than earnings before taxes.

Responsibility statement

Statement required by § 37y No. 1 of the German Securities Trading Act (WpHG) in conjunction with §§ 297 (2) Sentence 3 and 315 (1) Sentence 6 of the German Commercial Code (HGB)

»To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the consolidated management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.«

Neutraubling 28 March 2008
KRONES AG
The Executive Board

Volker Kronseder
(Chairman)

Hans-Jürgen Thaus
(Deputy Chairman)

Rainulf Diepold

Werner Frischholz

Christoph Klenk

Sun and culture are part of Spain's allure ...



Spain has enormous appeal. The Iberian Peninsula, with more than 3000 km of coastline along the Atlantic Ocean and the Mediterranean Sea and numerous island groups, draws more than 50 million tourists each year. Spain is the second-most visited travel destination in the world after France. The land of olive trees – which provide more than half of the world's olive oil – indulges its residents and visitors with sun, sea, and beaches as well as rich culture and historic architecture. Architecture is one of the things that make Barcelona a popular destination. Spain's most important trading, industrial, and port city is one of Europe's most alluring cities, with Art Nouveau architecture that has earned several places on UNESCO's World Heritage list, buildings dating back many centuries, and traces of renowned artists throughout the city.







... and so are wine and beer!


MAHOU

But sun and culture aren't Spain's only draws. Spain is also prime wine country. Rioja, Crianza, and Cava, Spain's version of champagne, are known the world over. Spain's wine production ranks fourth in the world behind Italy, France, and the United States. But for Franz Scheck, KRONES' man in Barcelona, a different trend is far more significant. Spaniards have recently developed a taste for beer – at the expense of wine. And they've been systematically expanding beer production capacities. Spain is already the third-largest beer producer in Europe behind Germany and the UK and the ninth-largest worldwide. In addition, the trend toward bottled water has already advanced further in sun-drenched Spain than in other Western European countries.


3.2%
3.0%
2.9%
1.7%
2002
2005
2007
2011(e)
-0.9%
-2.3%
-1.3%
-0.2%
Beer
Wine

Percentage growth in beer consumption, percentage decline in wine consumption in Spain





Report by the Supervisory Board



Dr. Lorenz M. Ralth
Chairman of the Supervisory Board

Dear readers and shareholders,

In 2007, the Supervisory Board of KRONES AG continuously oversaw the company's management as prescribed by the law and the articles of association. The Board regularly sought information about the progress of business and the financial situation of the company as well as on the company's risk management and strategy in the form of written and oral reports from the Executive Board, in and outside the regular Supervisory Board meetings. The Supervisory Board also worked with the Executive Board in an advisory capacity.

Four regular meetings of the Supervisory Board were held in Neutraubling, Germany, in 2007. In addition, the members of the Supervisory Board received a written report from the Executive Board about the earnings and financial position of KRONES AG each month.

One focal point of the Supervisory Board's activities in 2007 was on matters relating to the company's strategic orientation. The Supervisory Board used reports, presentations, and oral discussions with the Executive Board to deal intensively with the expansion of the process engineering and internal logistics business units.

The centrepiece of the first Supervisory Board meeting for the reporting period, which was held on 21 March 2007, was the preliminary consolidated financial statements for 2006. The Executive Board presented and provided detailed explanations for the key figures. The Executive Board also commented on the current business situation, the market, and the competitive situation and presented the outlook for the first half of 2007. Since the KRONES share was at risk of being removed from the MDAX index at the time of the first meeting of the Supervisory Board, the Board also discussed Executive Board proposals on how the share's place on this important index could be secured. The Supervisory Board agreed with the Executive Board that a share split was a suitable tool with which to do so and that a 3-for-1 split should therefore be proposed to the 2007 annual shareholders' meeting.

At its second meeting, in April 2007, the Supervisory Board ratified the 2006 annual financial statements and the consolidated financial statements and management report for fiscal 2006. The Supervisory Board and Executive Board then discussed the agenda for the annual shareholders' meeting, which would be held on 20 June 2007, and the appropriation of profit. The Executive Board also reported to the Supervisory Board on the current business situation.

The third meeting of the Supervisory Board, on 26 September 2007, was attended for the first time by newly elected employee representatives Jürgen Scholz and Josef Weitzer. The Executive Board presented the company's future growth strategy to the Supervisory Board in detail. The Executive Board explained that a strong position in the technologies upstream and downstream of filling is crucial to KRONES' future success. The Supervisory Board was given comprehensive facts and figures relating to process engineering and internal logistics. The Board welcomed the growth strategy that was presented as a solid basis from which to continue KRONES' success.

The Supervisory Board convened for its fourth and final meeting for 2007 on 28 November. The Executive Board presented the financial statements for the third quarter of 2007 and informed the Supervisory Board about the current business situation and outlook for the year 2007 as a whole. However, the main focus of this meeting was on planning for 2008. The Executive Board provided a detailed look at the market and the competitive situation as the basis for plans regarding sales and earnings. Personnel, production, and capital expenditure planning for 2008 were also discussed in depth.

The Supervisory Board concurs with the result of the audit

The annual financial statements of KRONES AG, the consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared by the Executive Board for the period ended 31 December 2007 were examined by the auditors elected by the annual shareholders' meeting, Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, and received an unqualified audit report. The audited annual financial statements and consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared for the period ended 31 December 2007 were submitted to all members of the Supervisory Board in good time for the members' own review. The audited financial statements and management reports were the subject of the meeting held to approve the financial statements on 28 April 2008. The auditors also participated in the meeting and reported to the Supervisory Board on the results of their review and the areas on which their review focused.

The Supervisory Board took approving note of the audit result. The final results of the examination by the Supervisory Board revealed no cause for objection. The Supervisory Board approves the annual financial statements for KRONES AG and the consolidated financial statements as well as the Executive Board's proposal for the use of unappropriated profit. The annual financial statements for KRONES AG are thereby ratified. The Supervisory Board concurs with the Executive Board's proposal regarding the use of unappropriated profit, which provides for a dividend of €0.70 per share for the €40.0m capital stock that is entitled to dividends. The members of the Supervisory Board thank the Executive Board and all employees of the Group for their outstanding work in 2007.

Neutraubling, April 2008
The Supervisory Board

L. Raith

Dr. Lorenz M. Raith
Chairman of the Supervisory Board

Members of the Supervisory Board and the Executive Board

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
until 20 June 2007

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman
since 21 June 2007

Ernst Baumann
Member of the Executive Board of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Director of WIRTSCHAFTS-AKADEMIE-WINZER in Regensburg
until 20 June 2007
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
2nd authorised representative and treasurer of the IG METALL administrative office in Regensburg
since 21 June 2007
* VDO AUTOMOBILE AG

Josef Weitzer**
Chairman of the Works Council
since 21 June 2007

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Compensation report (part of the management report)

Executive Board compensation

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the Executive Boards of listed stock corporations contain the following compensation elements:

- fixed elements
- variable elements that are payable annually and based on business performance
- variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2007, the direct fixed remuneration of the five active members of the Executive Board was €2,250k (2006: €2,030k). This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €85k (2006: €78k).
- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. In 2007, the variable compensation amounted to €2,230k (2006: €1,460k).

- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements at its meeting on 17 March 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG. Board members serving for less than ten years are not entitled to the performance incentive.

- The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.

- EBIT, EBITDA, and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.

- In 2007, provisions of €1,341k (2006: €1,008k) were recognised for the performance incentive.

- At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.

- Pension provisions of €5,773k (2006: €5,594k) were recognised for active members of the Executive Board.

  The disclosure of the total compensation made to each board member by name as recommended under Item 4.2.4 of the German Corporate Governance Code and under § 285 (1) No. 9a Sentences 5–9 and § 314 (1) No. 6a Sentences 5–9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.

  Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code.

  On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.

- For former members of the Executive Board and their surviving dependents, payments amounting to €656k (2006: €651k) were made and pension provisions of €672k (2006: €669k) were recognised.

Supervisory Board compensation

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2007, the articles of association as amended by the annual shareholders' meeting on 20 June 2007 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and variable compensation that is dependent on consolidated net income. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation is based on consolidated net income per share. Each member of the Supervisory Board receives €2,000 for each €0.30 by which total consolidated net income per share exceeds €1.00.

For fiscal 2007, net income per share comes to €3.25. Thus, the variable compensation for each member of the Supervisory Board comes to €14,000.

Members of the Supervisory Board who belong to special committees within the Supervisory Board receive additional compensation of €10,000 annually as well as flat-rate reimbursement for expenses.

The total remuneration paid to members of the Supervisory Board amounted to €343k (2006: €231k) including variable portions totalling €168k (2006: €96k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.

Corporate governance at KRONES

An integral part of corporate management and supervision

For KRONES, the German Corporate Governance Code is an integral part of governance. The Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains internationally and nationally recognised standards for good and responsible governance. The management of KRONES takes the principles and rules of corporate governance into account in all business activities aimed at systematically increasing the company's value for the long term.

Declaration of compliance pursuant to § 161 of the German Stock Corporation Act [Aktiengesetz]

- The Executive Board and Supervisory Board of KRONES AG declare that the recommendations of the »Government Commission German Corporate Governance Code« established by the German federal government regarding the management and supervision of German listed companies, in the version dated 14 June 2007, have been and are being complied with in accordance with the German Corporate Governance Code, which is published online at the KRONES AG website, with the following deviations:
- A deductible is currently not included in the D&O policy for the Executive Board and Supervisory Board (item 3.8 of the Code).
- Separate disclosure about the basic features of the remuneration system or changes to the system is currently not made at the annual shareholders' meeting but is made in the Annual Report (item 4.2.3 of the Code).

- In keeping with the resolution of the annual shareholders' meeting, total compensation of each member of the Executive Board, subdivided according to fixed, performance-related, and long-term incentive components, is not listed individually by each member's name (item 4.2.4 of the Code).
- There is currently no nominating committee at KRONES AG (item 5.3.3 of the Code).
- Compensation of the members of the Supervisory Board is currently not reported on an individualised basis. Other compensation – for services provided individually, in particular, advisory or agency services – is currently not reported (item 5.4.7 of the Code).
- Shareholdings of the members of the Executive Board and the Supervisory Board of KRONES AG are not disclosed in the corporate governance report (item 6.6 of the Code).
- We are not yet in compliance with the deadline for publication of the consolidated financial statements of KRONES AG within 90 days of the end of the financial year and publication of the interim reports within 45 days of the end of the reporting period (item 7.1.2 of the Code).

Neutraubling, 31 March 2008

For the Executive Board	For the Supervisory Board
Volker Kronseder	Dr. Lorenz Raith
Chairman	Chairman

KRONES worldwide

KRONES has subsidiaries or representative offices in almost every country around the globe. These companies and offices provide our customers with local contacts who know all the ins and outs of their regional markets. Our local presence worldwide enables us to focus on individual customer needs – our regional representatives are close at hand for our customers and speak their language. KRONES focuses on global partnerships in which our customers can always count on the support of our specialists.

- Production sites
- Branch/sales offices
- LCS bases


Seattle
Brampton
Grand Rapids
Franklin
Boston
New York
Chicago
Houston
Santa Fe
San Diego
Sarasota
Miami
Monterrey/Nuevo Leon
Mexico City
Guatemala City
Caracas
Santa Fé de Bogotá
Lima
Cochabamba
São Paulo
Santiago de Chile
Buenos Aires


Holte
Berlin
Prague
Warsaw
Nittenau
Flensburg
Neutraubling
Langenfeld
Bodegraven
Louvain-la-Neuve
Bolton
Bad Kreuznach
Pforzheim
Freising
Lyon
Buttwil
Lisbon
Casablanca
Barcelona
Garda
Tunis
Rosenheim
Roverbella
Lagos
Sollenau
Zagreb
Cairo
Grosuplje
Tripoli
Moscow
Kiev
Belgrad
Bucharest
Sofia
Chalkidiki
Istanbul
Teheran
Bagdad
Beirut
Rosh Ha-ain
Dubai
Riyadh
Bangalore
Khartum
Addis Ababa
Nairobi
Almaty
Lahore
Bangkok
Kelaniya
Beijing
Taicang
Shanghai
Hong Kong
Tokyo
Seoul
Taipei
Manila
Ho Chi Minh
Kuala Lumpur
Jakarta
Johannesburg
Cape Town
Auckland
Sydney
Melbourne

Commercial glossary

Associated enterprises	See subsidiaries
Cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSs. The purpose is to show the tax expense in relation to the result under IFRSs.
EBIT	Earnings before interest and taxes.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free cash flow	Financial figure that indicates the surplus of cash and cash equivalents (net income plus depreciation)
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSs	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets not expected to be consumed, converted into cash, sold, or exchanged within the company's normal business cycle (usually 1 year).

Price/earnings (PE) ratio	The PE ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the PE ratio, the better the value.
Return on equity	Ratio of net income to equity.
Return on equity before taxes	Ratio of earnings before taxes to average equity.
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.
XETRA trading system	Electronic stock market trading system.

Technical glossary

Aseptic (or cold aseptic) beverage filling	Germ-free filling of beverages at ambient temperatures.
Cavity	Blowing mould for a stretch blow-moulding machine.
CIP system	Cleaning in Place. System for cleaning the inside of machines, supply lines, and tanks.
CSD	Carbonated soft drink
Dry sterilisation	Sterilisation of containers using gaseous hydrogen peroxide.
Flash pasteurisation	Brief heating of products in order to extend shelf life.
Hygienic design	Design of machines and line components that is optimised for hygiene and easy cleaning.
In-house overhaul	Machine overhaul done at our main plant.
Inspector	Machine that examines bottles or other containers for damage and contaminants.
Internal logistics	Organisation, execution, and optimisation of internal material flows in companies by way of technical systems and services.
Large cavity	Blowing mould for producing PET bottles with a volume of up to 5 litres.
Lautering system	System for separating the wort from the spent grain.
Mash	Mixture of ground malt and water.
Non-beverage sectors	The most important non-beverage sectors for KRONES are the food, chemical, pharmaceutical, and cosmetics industries.
Pasteuriser	System in which the shelf life of beverages or food products is extended by way of heating.
PET aseptic process	Process for cold aseptic filling of beverages into PET bottles.
Rinser	Machine in which empty bottles are flushed with water or blown out with air prior to filling in order to remove any dust particles and foreign objects.

Small cavity	Blowing mould for producing PET bottles with a volume of 0.6 litres or less.
Sterile water UHT	System for generating sterile water by heating the water to a very high temperature (ultra high temperature).
Teleservice	Remote maintenance of machines and lines via modem or Internet.
UHT system	Heating of products at ultra high temperature (UHT) in order to extend shelf life.
Wet sterilisation	Sterilisation of containers using peracetic acid.
Whirlpool	Liquids and solids are separated in the whirlpool.
Wort boiling	The boiling of wort with the addition of hops.
Wrap-around labelling	Application of labels that are glued around the entire girth of a container and overlapped at the ends.

Impressum

[illegible]

Interim report for the period from 1 January to 31 March 2008

KRONES AG
File No. ~~82-3821~~ 082-03871

Q1.2008


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
KRONES

		Q1 2008	Q1 2007	Change
Sales	€ m	595.2	505.0	17.9%
New orders, cumulative, including Lifecycle Service	€ m	607.3	557.1	9.0%
Orders on hand at 31 March, including Lifecycle Service	€ m	903.0	798.8	13.0%
Capital expenditures	€ m	15.7	17.6	-10.8%
Employees at 31 March				
Worldwide		9,853	9,241	6.6%
Germany		7,942	7,590	4.6%
Earnings per share*	€	0.98	0.72	36.1%
EBITDA	€ m	57.1	46.9	21.7%
EBIT	€ m	45.4	35.9	26.5%
EBT	€ m	45.6	36.1	26.3%
Earnings after taxes	€ m	30.7	22.9	34.1%
Cash flow, gross	€ m	42.4	33.9	25.1%

Figures adjusted for stock split * diluted/undiluted

Dear shareholders and friends of KRONES,

The outlook for the global economy has deteriorated in the wake of the mortgage and lending crisis in the United States. KRONES is not unaffected by this. However, unlike many machinery and industrial equipment manufacturers, we are not heavily dependent on economic cycles. Demand in our industry is rising steadily. We view positively the fact that the process of consolidation in the packaging industry is in a very advanced stage. For instance, the Salzgitter Group, whose original business is steel, has entered the market as a competitor to KRONES by buying out KHS and SIG Beverages. We welcome the competition and will continue to do everything we can to supply our customers with better, more efficient machines and lines.

Acquisitions that expand our range of products and services are also an option for KRONES. However, any potential takeover candidate's price must be in reasonable proportion to its profitability.

The figures for the first quarter of 2008 confirm that we are not under pressure to expand through acquisitions and that KRONES is already very well positioned. Sales were up 17.9% on the previous year, to €595.2m. At €45.6m, earnings before taxes (EBT) were up 26.3% year-on-year. Our EBT margin improved from 7.1% to 7.7%. A strong first quarter has us well on our way to another record year at KRONES.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Economic environment

Financial crisis weighs on global economy

The repercussions of the credit crunch and mortgage crisis in the United States had a negative impact on the economy worldwide in the first months of 2008. Economic growth in the US was only marginal in the first quarter of 2008. The Federal Reserve is trying to prevent the US economy from sliding into recession by drastically cutting interest rates. Whether this will work remains to be seen. In any event, the global economy will suffer under the effects of the financial crisis. The International Monetary Fund (IMF) is forecasting that global economic growth will lose speed in 2008 and will likely amount to 3.7% (previous year: 4.9%). Strong growth in countries like China, Russia, and India will keep the global economy from performing even more poorly.

Prospects for growth are also dimmer in Germany. The Ifo business confidence index for manufacturing shows that, while the current business situation is still being viewed positively, expectations for the future are declining. For the year 2008 as a whole, economic experts at the IMF are forecasting GDP growth of 1.4%. Germany's federal government is more optimistic, most recently predicting 1.7% growth. In 2007, Germany's GDP grew 2.5%.

Machinery sector continues to move forward

The economic risks for the German machinery sector are impossible to ignore. Apart from the general economic risks, the US dollar's weakness against the euro presents a threat for German companies. Nevertheless, the sector continued to boom in the first months of 2008. In February 2008, new orders among German machinery and industrial equipment manufacturers were up 10% year-on-year. The German Engineering Federation (VDMA) is forecasting 5% output growth this year over 2007. Though this would mean far slower growth than in 2007, when output expanded by 11%, it would nevertheless be the fifth consecutive growth year. The last time the sector experienced such a long growth spurt was around 50 years ago.

Business conditions and expectations for manufacturing in Germany, (Index values, year 2000 = 100, adjusted for seasonal influences)


125
120
115
110
105
100
95
90
85
80
2003
2004
2005
2006
2007
2008

Assessment of business conditions — Business expectations

Source: ifo institute

Revenues up sharply

KRONES has got 2008 off to an excellent start. First-quarter sales jumped 17.9% year-on-year, to €595.2m. That means our business growth picked up speed once again. We benefited from the continued strong business trend in the sector and from our position as the only supplier on the market to have mastered our customers' entire value chain. This position secures considerable advantages for us over our competitors since more and more customers prefer to get all of their products and services from a single source.

Plastics technology once again contributed a major portion of KRONES' growth during the reporting period. In this segment, we supply machines and lines for producing and filling bottles made of PET (polyethylene terephthalate).

The PET boom continues unabated and PET is expected to experience the strongest growth among packaging materials in the years ahead. Water is increasingly being bottled in PET. In countries like Romania and the Commonwealth of Independent States (CIS) beer, too, is increasingly being bottled in lightweight, unbreakable PET containers. KRONES is the world leader in this segment.

Sales by region

Sales were up in many regions in 2008. The fact that revenues were down by one-third in Germany compared with the same quarter of 2007, to just under €66m, is due to the extraordinarily high sales figure for Q1 2007 as well as invoice timing. The domestic share of consolidated sales shrank from 20.7% to 11.1%.

KRONES benefited from the economic boom in regions like China, Russia, and Vietnam, where international beverage companies are expanding their capacities. Sales revenues increased especially sharply in our Asia/Pacific, Russia/Central Asia, China, and Eastern Europe sales regions. The biggest individual market in the first quarter was Western Europe, where sales climbed around 37% to €136.8m.


Europe 51.0%
China 5.8%
Americas 14.8%
Asia/Pacific 12.2%
Russia/CIS 9.4%
Middle East/Africa 6.8%

Sales 1 Jan – 31 March 2008: €595.2m


Europe 58.3%
China 3.7%
Americas 20.5%
Asia/Pacific 4.3%
Russia/CIS 4.3%
Middle East/Africa 8.9%

Sales 1 Jan – 31 March 2007: €505.0m

KRONES continued to grow in the first three months of 2008. Sales were up 17.9% year-on-year.

KRONES GROUP sales, in €m
1 Jan – 31 March


595.2
505.0
451.6
404.5
383.4
2004
2005
2006
2007
2008

KRONES continued to grow in the first three months of 2008. Sales were up 17.9% year-on-year.


KRONES GROUP sales, in € m
1 Jan – 31 March
383.4
404.5
451.6
505.0
595.2
2004
2005
2006
2007
2008

New orders and orders on hand

Strong orders inflow

Brisk demand for machines and lines from KRONES remained unabated in the first three months of 2008. New orders were up 9.0% on the year-earlier period, to €607.3m. Demand for aseptic (germ-free) filling lines for beverages like juice and milk was stronger than average. These lines are technologically sophisticated.

In regional terms, the first quarter of 2008 saw especially strong orders intake from China and the Asia/Pacific region. One order, which we received from a customer in China, was for 18 complete PET bottling lines. We received the first order for our PET bottle-to-bottle recycling system in the first quarter of 2008.

Customers in Vietnam also placed more large orders valued in the double-digit millions during the reporting period. Vietnam was already one of KRONES' strongest markets in 2007. We also received several major orders from Europe in the first quarter.

Orders backlog of more than €900m

At 31 March 2008, KRONES had an orders backlog of €903.0m. At the same time last year, orders on hand totalled €798.8m. That translates to a 13.0% increase in orders on hand. This orders cushion serves as the basis for continued growth and offers improved planning security for 2008.

KRONES workforce is growing

As our business expands, so too does our workforce. At the end of the first quarter of 2008, KRONES employed 9,853 people worldwide (31 March 2007: 9,241), of which 7,942 were in Germany. That is a year-on-year increase of 612 employees. Since the end of 2007 alone, KRONES added 265 employees. On 31 March 2008, KRONES was training 401 young people.

Demand for KRONES products was high in the first quarter of 2008. The company has a comfortable orders backlog.

KRONES GROUP new orders in €m
1 January – 31 March


405.7
441.5
488.5
557.1
607.3
2004
2005
2006
2007
2008

KRONES GROUP orders on hand in €m
1 January – 31 March


637.2
686.0
727.5
798.8
903.0
2004
2005
2006
2007
2008

KRONES GROUP earnings before taxes (EBT), in €m, 1 January – 31 March



45.6
36.1
30.5
29.1
27.5
2004
2005
2006
2007
2008

KRONES GROUP earnings after taxes, in €m, 1 January – 31 March



30.7
22.9
19.1
17.4
16.5
2004
2005
2006
2007
2008

KRONES GROUP earnings per share, in €m, 1 January – 31 March



0.98
0.72
0.60
0.55
0.52
2004
2005
2006
2007
2008

KRONES GROUP earnings structure, in € m

IFRS	2008	2007	Change
	3 months	3 months	
Sales revenues	595.2	505.0	17.9%
Changes in inventories of finished goods and work in progress	5.4	33.4	
Goods and services purchased	-310.5	-288.1	7.8%
Personnel expenses	-160.8	-149.0	7.9%
Other operating income (expenses) and own work capitalised	-72.2	-54.4	32.7%
EBITDA	57.1	46.9	21.7%
Depreciation, amortisation, and write-downs on non-current assets	-11.7	-11.0	6.4%
EBIT	45.4	35.9	26.5%
Financial income (expense)	0.2	0.2	
EBT	45.6	36.1	26.3%
Taxes on income	-14.9	-13.2	12.9%
Net income	30.7	22.9	34.1%

With a return on sales of 7.7%, we exceeded our margin target in the first quarter.

The abridged income statement shows that sales revenues in the first quarter of 2008, which were up 17.9%, grew considerably more sharply than key expenses. For instance, goods and services purchased increased only 7.8% to €310.5m (previous year: €288.1m) since the situation on the steel markets relaxed in the first quarter of this year. We also benefited from more favourable purchasing conditions. The ratio of goods and services purchased to total operating revenue (€600.6m; previous year: €538.4m),, decreased from 53.5% to 51.7%.

Personnel expenses were up 7.9% year-on-year to €160.8m (previous year: €149.0m). However, the ratio of personnel expenses to total operating revenue declined from 27.7% to 26.8%. KRONES employed temporary workers in the first quarter on an as-needed basis. This is also reflected in the lower personnel expense ratio.

The fact that the negative balance of other operating income and expenses and own work capitalised increased by nearly one-third to €72.2m was due primarily to higher travel and freight costs associated with international sales.



Cash flow

Consolidated cash flow statement, in € m

IFRS	1 Jan – 31 Mar 08	1 Jan – 31 Mar 07	Change
EBT	45.6	36.1	9.5
Cash flow from operating activities	-22.8	-22.2	-0.6
Cash flow from investing activities	-15.2	-17.0	1.8
Free cash flow	-38.0	-39.2	1.2
Cash flow from financing activities	26.7	25.6	1.1
Net change in cash and cash equivalents	-11.3	-13.6	2.3
Change in cash and cash equivalents arising from exchange rates	0.2	0.2	
Cash and cash equivalents at the beginning of the period	53.8	57.5	-3.9
Cash and cash equivalents at the end of the period	42.7	44.3	-1.6

Cash flow from operating activities decreased by €0.6m in the first quarter compared with the year-earlier period. The fact that cash flow from operating activities was negative (–€22.8m) despite higher earnings before taxes was due to an increase in provisions and the build-up of working capital in the first three months of 2008. While trade receivables increased less than proportionately to sales, our inventories were around a quarter higher than a year earlier. This is due in part to the fact that complete lines make up a larger share of KRONES business and these lines entail longer production lead times. We reduced trade payables. Higher tax prepayments also cut into cash flow from operating activities.

From January through March 2008, KRONES invested €15.7m (previous year: €17.6m) in property, plant and equipment and intangible assets. A large portion of this spending went toward new production machinery. Free cash flow improved €1.2m, from –€39.2m to –€38.0m.

KRONES took on financial liabilities totalling €27.1m in the first quarter. This borrowing is negligible compared with total assets and equity.

Accounting for changes arising from exchange rates, KRONES had cash and cash equivalents totalling €42.7m at 31 March 2008 (previous year: €44.3m).

KRONES GROUP capital expenditures,
in €m, 1 January – 31 March


17.2
17.6
15.7
14.0
10.5
2004
2005
2006
2007
2008


KRONES GROUP capital expenditures,
in €m, 1 January – 31 March
10.5
14.0
17.2
17.6
15.7
2004
2005
2006
2007
2008

Balance sheet structure

KRONES GROUP asset and capital structure, in € m

IFRS	31 Mar 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Non-current assets	479	475	430	403
of which property, plant and equipment, intangible assets, and financial assets	426	422	374	357
Current assets	1,273	1,209	1,042	880
of which cash and equivalents	43	54	58	57
Equity	735	708	629	572
Total debt	1,017	976	843	711
Non-current liabilities	160	155	147	155
Current liabilities	857	821	696	556
Total	1,752	1,684	1,472	1,283

Improved sales boosted the KRONES GROUP'S total assets 14.6% over the total for the year-earlier period, from €1,529.6m to €1,752.2m at the end of March. At the end of 2007, total assets were up 4.1% to €1,684.0m.

KRONES has a solid balance sheet structure. The equity ratio was 42% at the end of March 2008.

At €350.2m, property, plant and equipment account for the lion's share of the Group's €425.7m in property, plant and equipment, intangible assets, and financial assets. Compared with the balance sheet date for 2007, this balance sheet item is virtually unchanged. Due to an increase in inventories and trade receivables, current assets were up 5.3% to €1,273.3m (31 December 2007: €1,208.8m).

At the end of March 2008, the KRONES GROUP had non-current liabilities totalling €159.7m. That is up 3.3% compared with the end of 2007. Current liabilities were up 4.4% to €857.2m (31 December 2007: €821.4m). While customer prepayments were down, provisions were higher at the end of March 2008 than they were at the balance sheet date for 2007.

At the end of the first quarter of 2008, KRONES had €735.3m in equity (31 December 2007: €708.0m). The equity ratio remained virtually unchanged at 42.0%. Thus, KRONES has a solid capital structure and sufficient scope for investing in further growth.



Sales by segment


Machines/lines
for product filling
and decoration
83.6% (€497.6m)
Machines/lines
for beverage production/
process technology
13.0% (€77.4m)
Machines/lines for
the low output range
(KOSME)
3.4% (€20.2m)

Sales 1 Jan – 31 March 2008: €595.2m


Machines/lines
for product filling
and decoration
85.3% (€430.8m)
Machines/lines
for beverage production/
process technology
11.1% (€55.8m)
Machines/lines for
the low output range
(KOSME)
3.6% (€18.4m)

Sales 1 Jan – 31 March 2007: €505.0m

Sales increased considerably in all segments in the first quarter.

KRONES' biggest-earning segment by far, »machines and lines for product filling and decoration,« did well in the first three months of 2008. Sales were up 15.5% year-on-year to €497.6m (previous year: €430.8m). The segment contributed 83.6% of consolidated sales (previous year: 85.3%). A major portion of these sales were machines and lines for producing and filling PET bottles. The PET boom continued in the first quarter of 2008. Demand for machines and lines for cold aseptic filling was especially high.

The »machines and lines for beverage production/process technology,« increased sales 38.7% from €55.8m to €77.4m. That means we have made further progress with our strategy of expanding process engineering in the first quarter of 2008. The segment contributed 13% to consolidated sales in the first quarter of 2008, up from 11% in the year-earlier quarter. One reason for the considerable increase in revenues is that many new breweries are being built in Asia and Africa. Demand for machines and components for producing dairy drinks, juices, and other non-alcoholic beverages was also strong.

Our smallest segment, »machines and lines for the low output range (KOSME),« grew less than proportionately. Nevertheless, we are not dissatisfied with the development of sales in this segment, as demand on the market was still primarily for powerful machines and turnkey lines. Sales in the first quarter of 2008 were up 9.8% to €20.2m (previous year: €18.4m).

Segment earnings

KRONES achieved a turnaround in process technology in the first quarter of 2008.

Improved price quality and further progress in streamlining our production processes resulted in a noticeable increase in earnings in the »machines and lines for product filling and decoration« segment. At 31 March 2008, earnings before taxes (EBT) in our core business segment amounted to €44.7m, up 21.5% on the year-earlier figure (€36.8m). The segment's EBT margin improved from 8.5% to 9.0%.

Earnings were up considerably in the first quarter of 2008 in the »machines and lines for beverage production/process technology« segment. After -€1.5m in the same quarter of the previous year, EBT was up to €1.4m for the reporting period. The EBT margin was 1.8% (previous year: 2.7%). Thus, our restructuring efforts have paid off. In addition, low-margin business with goods purchased for resale made up a smaller portion of segment revenues. We want to further increase our own value chain in order to improve profitability.

Our smallest segment, »machines and lines for the low output range (KOSME),« posted a €0.5m loss before taxes for the first quarter. In the same period of the previous year, KOSME generated earnings before taxes of €0.8m. The segment slipped into the red in the second half of 2007 because it accepted orders that required the production of costly prototypes. This was a departure from the company's strategy of focusing on standardised stand-alone machines. KOSME has since gotten back on strategy and is well on its way to achieving a break-even result for 2008.

Product filling and decoration		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	44.4	36.3
EBT	€m	44.7	36.8
EBT margin	%	9.0	8.5

Beverage production/process technology		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	1.3	-1.5
EBT	€m	1.4	-1.5
EBT margin	%	1.8	-2.7

KOSME		1 Jan to 31 March 2008	1 Jan to 31 March 2007
EBIT	€m	-0.3	1.1
EBT	€m	-0.5	0.8
EBT margin	%	-2.5	4.3

KRONES bucks the downtrend

In the first quarter of 2008, the equity markets performed poorly as a result of the subprime mortgage crisis. Massive write-downs by international banks and fears of recession dragged share prices downward. On 31 March 2008, Germany's DAX index was down by around one-fifth from its closing level for 2007, to 6,535 points. That means Germany's leading share index lost almost all of its gains from 2007 in the first quarter of 2008.

KRONES share 2008


58.00
56.00
54.00
52.00
50.00
48.00
46.00
44.00
42.00
January
February
March
KRONES share
MDAX (indexed)

The KRONES share lost »only« 6% in the first quarter, outperforming the MDAX index by a wide margin.

The MDAX fared better, losing only 10.9% in the first quarter of 2008. The KRONES share performed better than its peer index. At the end of March, the share price was €51.70, down only around 6% from its 2007 closing price.

Analyst and investor interest in KRONES remained high in the first quarter of 2008. KRONES presented itself to institutional investors at road shows in the UK, Germany, and France.

Two internationally renowned institutions, Merrill Lynch and Goldman Sachs, added our share to their watchlists in the first quarter. We now have 22 analysts regularly tracking our share. The majority of experts take a positive view of our share. Only three banks recommended selling the KRONES share at the end of March 2008.

Outlook

Executive Board expects new sales and earnings records in 2008

KRONES is targeting a new earnings record for 2008.

KRONES intends to increase revenues within the corridor of 5% to 10% annually for the long term. We will continue to systematically expand our range of products and services and to consolidate our technology lead in 2008. In so doing, KRONES seeks to utilise the existing potential for growth worldwide and to grow faster than the market – despite all economic uncertainties emanating from the US and despite the weak dollar. Given the strong first quarter of this year and the positive outlook, the Executive Board expects sales growth in 2008 to be at the upper end of the forecast corridor and expects revenues to pass the €2.3bn mark.

We want to further improve our pre-tax return on sales (EBT margin) in 2008. It was 7.1% in 2007. Our first-quarter EBT margin of 7.7% has us off to a good start in this direction. Since the company benefits from the reform of Germany's Corporate Income Tax Law, after-tax earnings will grow more steeply than earnings before taxes. Thus, KRONES is well on its way to achieving its ninth consecutive year of record sales and profit.



KRONES GROUP consolidated interim financial statements

Consolidated balance sheet

Assets	31 Mar 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Intangible assets	60.0		58.4	
Property, plant and equipment	350.2		349.2	
Financial assets	15.5		14.5	
Property, plant and equipment, intangible assets, and financial assets	**425.7**		**422.1**	
Deferred tax assets	6.5		7.0	
Trade receivables	28.6		28.2	
Current tax receivables	15.6		15.6	
Other assets	2.5		2.3	
Non-current assets		**478.9**		**475.2**
Inventories	525.2		505.5	
Trade receivables	640.6		583.7	
Current tax receivables	2.8		4.3	
Other assets	62.0		61.5	
Cash and cash equivalents	42.7		53.8	
Current assets		**1,273.3**		**1,208.8**
Total		**1,752.2**		**1,684.0**

Equity and liabilities	31 Mar 2008		31 Dec 2007	
	in € m	in € m	in € m	in € m
Equity		735.3		708.0
Provisions for pensions	76.0		75.2	
Deferred tax liabilities	13.0		10.9	
Other provisions	44.1		43.7	
Liabilities to banks	0.7		0.7	
Trade payables	0.1		0.1	
Other financial liabilities	13.4		15.9	
Other liabilities	12.4		8.1	
Non-current liabilities		159.7		154.6
Other provisions	126.5		110.5	
Provisions for taxes	27.0		25.2	
Liabilities to banks	27.2		0.1	
Advance payments received	278.4		286.0	
Trade payables	137.9		161.2	
Current tax liabilities	0.3		0.6	
Other financial liabilities	37.0		43.1	
Other liabilities and accruals	222.9		194.7	
Current liabilities		857.2		821.4
Total		1,752.2		1,684.0

Consolidated income statement

	2008 1 Jan–31 Mar in € m	2007 1 Jan–31 Mar in € m	Change %
Sales revenues	**595.2**	**505.0**	**17.9**
Changes in inventories of finished goods and work in progress	5.4	33.4	-83.8
Total operating revenue	**600.6**	**538.4**	**11.6**
Goods and services purchased	-310.5	-288.1	7.8
Personnel expenses	-160.8	-149.0	7.9
Other operating income (expenses) and own work capitalised	-72.2	-54.4	32.7
Depreciation, amortisation, and write-downs on non-current assets	-11.7	-11.0	6.4
EBIT	**45.4**	**35.9**	**26.5**
Net financial income (expense)	0.2	0.2	
Earnings before taxes (EBT)	**45.6**	**36.1**	**26.3**
Taxes on income	-14.9	-13.2	12.9
Net income	**30.7**	**22.9**	**34.1**
Profit (loss) share of minority interests	-0.2	0.1	
Profit (loss) share of shareholders of KRONES GROUP	30.9	22.8	
Earnings per share (diluted/basic) in €	0.98	0.72	

Consolidated cash flow statement

	2008 3 months in € m	2007 3 months in € m
Earnings before taxes	45.6	36.1
Depreciation and amortisation	11.7	11.0
Increase in provisions	20.8	8.9
Deferred tax item changes recognised in income	2.6	-0.7
Interest expenses and interest income	-0.1	0.2
Proceeds and losses from the disposal of non-current assets	0.1	0.1
Other non-cash income and expenses	-1.5	-1.0
Increase in inventories, trade receivables and other assets not attributable to investing or financing activities	-76.9	-72.2
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-15.2	-1.1
Cash generated from operating activities	-12.9	-18.7
Interest paid	-1.2	-0.6
Income taxes paid and refunds received	-8.7	-2.9
Cash flow from operating activities	-22.8	-22.2
Cash payments to acquire intangible assets	-5.4	-4.0
Proceeds from the disposal of intangible assets	0.1	0.1
Cash payments to acquire property, plant and equipment	-10.3	-13.6
Proceeds from the disposal of property, plant and equipment	0.7	0.3
Cash payments to acquire financial assets	-1.0	0.0
Interest received	0.7	0.2
Cash flow from investing activities	-15.2	-17.0
Proceeds from new borrowing	27.1	25.7
Cash payments to pay lease liabilities	-0.4	-0.1
Cash flow from financing activities	26.7	25,6
Net change in cash and cash equivalents	-11.3	-13.6
Change in cash and cash equivalents arising from exchange rates	0.2	0.2
Cash and cash equivalents at the beginning of the period	53.8	57.7
Cash and cash equivalents at the end of the period	42.7	44.3

Consolidated statement of changes in equity

	Parent company							Minority interests	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2006	26.9	103.7	362.6	-0.6	0.8	132.7	626.1	2.6	628.7
Consolidated net income Q1 2007						22.8	22.8	0,1	22.9
Currency differences				-1.5			-1.5		-1.5
Hedge accounting					0.1		0.1		0.1
At 31 March 2007	26.9	103.7	362.6	-2.1	0.9	155.5	647.5	2.7	650.2
Amount carried forward to new account							0.0		0.0
Dividend payment (€1.60 per share)						-16.9	-16.9		-16.9
Capital increase	13.1		-13.1				0.0		0.0
Consolidated net income 9 months 2007						80.0	80.0	-1.1	78.9
Allocation to retained earnings			60.2			-60.2	0,0		0,0
Currency differences				-3.6			-3.6		-3.6
Changes in the consolidated group			-0.4				-0.4		-0.4
Hedge accounting					-0.2		-0.2		-0.2
At 31 December 2007	40.0	103.7	409.3	-5.7	0.7	158.4	706.4	1.6	708.07
Consolidated net income Q1 2008						30.9	30.9	-0.2	30.7
Currency differences				-4.7			-4.7		-4.7
Hedge accounting					1.3		1.3		1.3
At 31 March 2008	40.0	103.7	409.3	-10.4	2.0	189.3	733.9	1.4	735.3

KRONES GROUP segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2008 3 months in € m	2007 3 months in € m	2008 3 months in € m	2007 3 months in € m	2008 3 months in € m	2007 3 months in € m	2008 3 months in € m	2007 3 months in € m
Sales revenues	497.6	430.8	77.4	55.8	20.2	18.4	595.2	505.0
EBIT	44.4	36.3	1.3	-1.5	-0.3	1.1	45.4	35.9
Employees at 31 March*	8,465	8,040	533	531	487	462	9,485	9,033
Return on sales (ROS)**	9.0%	8.5%	1.8%	-2.7%	-2.5%	4.3%	7.7%	7.1%
EBT	44.7	36.8	1.4	-1.5	-0.5	0.8	45.6	36.1

* Consolidated group ** Basis: EBT

Notes to the consolidated financial statements

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 March 2008 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2008 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

- Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2008	31 Dec 2007	2008	2007
US dollar	USD	1.581	1.472	1.498	1.310
British pound	GBP	0.795	0.735	0.757	0.670
Swiss franc	CHF	1.572	1.656	1.601	1.616
Danish krone	DKK	7.457	7.458	7.454	7.452
Canadian dollar	CAD	1.617	1.445	1.505	1.535
Japanese yen	JPY	157.380	165.100	157.732	156.495
Brazilian real	BRL	2.740	2.621	2.612	2.759
Chinese renminbi (yuan)	CNY	11.087	10.749	10.745	10.153
Mexican peso	MXN	16.930	16.038	16.205	14.420
Ukrainian hryvnia	UAH	7.896	7.425	6.937	0.158

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired during the reporting period.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«. A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 — 50
Technical equipment and machines	5 — 16
Furniture and fixtures and office equipment	3 — 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments.

The classes under IFRS 7 also include, pursuant to IAS 39, cash proceeds and liabilities from finance leases in addition to the categories listed above.

- Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

- Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- Other provisions

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

- Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

- Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties.

Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG, in %
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
SANDER HANSEN A/S, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KRONES Nederland B.V., Boskoop, Netherlands	100.00
KOSME Gesellschaft MBH, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES o.o.o., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S. A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service EOOD, Sofia, Bulgaria	51.00
KOSME S.R.L., Roverbella, Italy	70.00
MAINTEC Service GES.M.B.H, Dorf an der Pram, Austria	51.00
KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S. A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S. A. DE C. V., Mexico City, Mexico	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Members of the supervisory board and the executive board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
KARLSBERG BRAUEREI GMBH
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
2nd authorised representative and treasurer of the IG METALL administrative office in Regensburg
* VDO AUTOMOBILE AG

Josef Weitzer**
Chairman of the Works Council

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
Corporate Communications
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1 (1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act

** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.de
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Telephone +49 9401 7011-69


KRONES
END